Filed pursuant to Rule 424(b)(3)

Registration No. 333-128243

PROSPECTUS

MODTECH HOLDINGS, INC.

7,857,452 Shares of

Common Stock

This prospectus relates to an aggregate of 7,857,452 shares of common stock of Modtech Holdings, Inc. that may be offered for sale by the persons named in this prospectus under the caption “Selling Stockholders” who acquired such shares in a private placement of our common stock, or who may acquire such shares upon conversion of our senior subordinated secured convertible note and upon exercise of warrants that were issued in connection with the private placement of our common stock and in connection with the convertible note. We will not receive any of the proceeds from the offer and sale of the shares.

The shares may be offered for sale from time to time by each selling stockholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders.

Our common stock currently trades on the Nasdaq National Market under the symbol “MODT.” As of November 21, 2005, the closing trading price of our common stock was $8.78.

See “ Risk Factors” beginning on page 3 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 22, 2005

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including the section “Risk Factors” beginning on page 3.

Modtech Holdings, Inc.

Modtech Holdings, Inc. is a leading provider of modular classrooms in the State of California and a significant provider of classroom, commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Texas, Florida and other neighboring states. We serve the educational, commercial, governmental, institutional and retail markets. We distribute our classroom and custom projects through direct sales outside of California and we use dealers and distributors for all other markets. As of September 1, 2005, we had five manufacturing facilities, two in California and one in each of Texas, Arizona and Florida. We use each of these manufacturing locations to manufacture and sell products into all the markets we serve.

Modtech was founded in 1982 with its initial business consisting of purchasing unfinished and outdated classroom shells and performing installation work. We subsequently changed our business to the design, manufacturing, marketing and installation of classroom and other custom modular projects. We have grown internally and through acquisitions to become one of the premier modular building manufacturers in the country. In February 1999 we merged with SPI Holdings Inc., a Colorado corporation, which designed and manufactured commercial and light industrial modular buildings in Arizona, Texas and California. In March 1999 we acquired Coastal Modular Buildings, Inc. and in March 2001 we acquired Innovative Modular Structures. Both companies were based in central Florida. All of the acquired companies have been fully integrated into Modtech Holdings, Inc. We are a Delaware corporation. Our principal executive offices are located at 2830 Barrett Avenue, Perris, California 92571 and our telephone number is (951) 943-4014. Information contained in our website, www.modtech.com, is not part of this prospectus.

The Offering

This prospectus relates to an aggregate of 7,857,452 shares of common stock of Modtech that may be offered for sale by the persons named in this prospectus under the caption “Selling Stockholders” who acquired such shares in a private placement of our common stock, or who may acquire such shares upon conversion of our senior subordinated secured convertible note and upon exercise of warrants that were issued in connection with the private placement of our common stock and in connection with the convertible note.

On December 31, 2004, we issued $25,000,000 aggregate principal amount of senior subordinated secured convertible note to an institutional and accredited investor in a private placement of securities.

On August 5, 2005, we sold 2,046,000 shares of our common stock and warrants to purchase an additional 1,023,000 shares of our common stock to accredited investors and certain of our officers and directors. We also amended and restated our senior subordinated secured convertible note as of August 5, 2005, replacing the aggregate principal balance of $25,000,000 with an aggregate principal balance of 25,900,000. This replacement note was originally convertible into an aggregate of 2,977,012 shares of our common stock, initially at a conversion price of $8.70 per share, subject to certain antidilution adjustments. The holder of the replacement note received warrants to purchase 229,886 shares of our common stock in connection with the issuance of the original convertible note, and received warrants to purchase an additional 8,276 shares of our common stock upon issuance of the replacement convertible note. The warrants issued in connection with the original convertible note and the warrants issued in connection with the replacement convertible note were originally, respectively, exercisable at any time for 60 months at an exercise price per share equal to $8.70, subject to certain antidilution adjustments. Pursuant to antidilution adjustments resulting from our equity private placement on August 5, 2005, the conversion price of the amended note and the exercise price of each warrant issued to the holder of the amended note have been reduced from $8.70 per share to $8.57 and $8.56 per share, respectively. Correspondingly, this adjustment increased the number of shares convertible under the amended note to 3,022,171 shares and the number of aggregate shares underlying the warrants to 242,057. We are seeking stockholder approval of the issuance of shares to be issued upon conversion of the amended note and exercise of the related warrants. Such approval, if obtained, will reduce the conversion price of the amended note and the exercise price of the related warrants to $7.82 per share.

Under our amended registration rights agreement with certain of the selling stockholders, we agreed to register the number of shares sold in our private placement of common stock, plus the number of shares equal to 130% of the total number of shares issuable upon conversion of the replacement convertible note and exercise of warrants related to the convertible note and warrants sold in our private placement of our common stock (assuming for purposes of such calculation, that such convertible note and warrants were converted or exercised on the day immediately preceding the filing of the registration statement of which this prospectus is a part).

In addition, in connection with the private placement of the convertible notes and pursuant to our engagement letter with Rodman & Renshaw, LLC, who acted as placement agent for the private placement of the convertible note and the private placement of our common stock, we issued warrants to purchase up to 155,173 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, subject to certain antidilution adjustments. In connection with the sale of the common stock and warrants on August 5, 2005, we issued additional warrants exercisable for 25,000 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, subject to certain antidilution adjustments to our placement agent Rodman & Renshaw, LLC. Pursuant to an antidilution adjustment resulting from our equity private placement on August 5, 2005, the exercise price under each warrant issued to Rodman & Renshaw, LLC has been reduced to $8.56 per share, and the aggregate number of shares underlying the warrants has increased to 183,120. We are seeking stockholder approval of the issuance of shares to be issued upon conversion of the amended note and exercise of the related warrants. Such approval, if obtained, will reduce the exercise price of the warrants issued to Rodman & Renshaw, LLC to $7.82 per share.

The shares may be offered for sale from time to time by each selling stockholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders. We will not receive any of the proceeds from the offer and sale of the shares.

This prospectus contains our names, trademarks, service marks and logos in addition to those of other persons and entities.

As used in this prospectus, the term “Modtech” means Modtech Holdings, Inc. and its subsidiaries, and the term “common stock” means our common stock, $0.01 par value per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in this prospectus, to evaluate an investment in the securities offered by this prospectus. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

We have recently incurred significant operating losses as well as negative operating cash flow and may continue to do so which could adversely affect our liquidity and our ability to obtain bonding necessary for our construction projects.

We experienced significant operating losses in 2004 as well as negative operating cash flow for the year and may continue to experience future operating losses and negative operating cash flow. The operating losses in 2004 were due primarily to losses on a single project and unanticipated price increases for raw materials that were not able to be passed on to the customer. Although we had operating income during the three-month and nine-month periods ended September 30, 2005, we experienced a net loss of approximately $12.1 million for the nine month period ended September 30, 2005 and a net decrease in cash and cash equivalents of approximately $8.3 million for the period. Approximately 62% of the net loss for the nine-month period ended September 30, 2005 is attributable to a $4.0 million non-cash loss for the embedded derivative liability on our convertible note and a $3.5 million non-cash loss on our warrant derivative liabilities. These non-cash losses resulted primarily from the increase in our stock price during the period which caused a corresponding increase in the embedded and warrant derivative liabilities. The remaining losses are attributable to the high costs of servicing our debt, totaling $7.0 million for the nine month period ended September 30, 2005, of which $1.7 million was due to penalties resulting from the delay in the filing an effective registration statement with the Securities and Exchange Commission. We may experience future losses that could adversely affect our liquidity and ability to obtain bonding.

Our substantial leverage could adversely affect our financial condition.

We are highly leveraged and expect to continue to be highly leveraged. As of October 10, 2005, our aggregate outstanding indebtedness was $41.3 million. Our primary source of capital is our credit facility with Fortress Credit Corp. which provides for a revolving credit line of $38 million maturing in February 2008. The amount we are able to borrow under the revolving credit line depends on our borrowing base which in turn depends on our inventory levels, accounts receivable and available cash. If these assets decline in value, our borrowing base could decrease, which could reduce our access to capital at a given time and harm our business, results of operations and financial condition. For example, it could:

•	require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund manufacturing, distribution and other operating expenses;

•	limit our flexibility in planning for or reacting to downturns in our business, our industry or the economy in general;

•	limit our ability to obtain additional financing, if necessary, for operating expenses, or limit our ability to obtain such financing on terms acceptable to us; and

•	limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our future results may fluctuate, fail to match past performance or fail to meet expectations.

Our results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of:

•	general economic conditions in the states where we sell our products;

•	legislative and educational policies in the states where we sell our products;

•	seasonality and variability in the modular classroom and our other end-markets;

•	the timing of new product introductions by us and our competitors;

•	product obsolescence;

•	the scheduling, rescheduling or cancellation of orders by our customers;

•	the cyclical nature of demand for our products;

•	capacity utilization;

•	product mix and pricing;

•	movements in interest rates or tax rates;

•	litigation and regulatory matters.

As a result of these factors, our past financial results are not necessarily indicative of our future results.

The prices of raw materials have significantly increased in recent years and if we are unable to pass these costs onto our customers, our financial results could be significantly harmed.

The cost of raw materials represents a significant portion of our operating expenses. As a result of domestic and international events, the prices of raw materials we use in our operations fluctuate and have significantly increased in recent years. For example, during 2004, the cost of steel nearly doubled for certain steel used in some of our components and overall our steel costs were up in excess of 30%. We are not always able to obtain the right in our contracts to pass through raw material price increases to our customers. Should we experience significant increases in the price of raw materials as we did in 2004, our financial results could be adversely affected.

Our credit facility contains certain covenants and financial tests that limit the way we conduct business.

Our credit facility contains various covenants limiting our ability to incur or guarantee additional indebtedness, pay dividends and make other distributions, pre-pay any subordinated indebtedness, make investments and other restricted payments, make capital expenditures, make acquisitions and sell assets. These covenants may prevent us from raising additional financing, competing effectively or taking advantage of new business opportunities. Under our credit facility, we are also required to maintain specified financial ratios and satisfy certain financial tests. If we cannot comply with these covenants or meet these ratios and other tests, it could result in a default under our credit facility, and unless we are able to negotiate an amendment, forbearance or waiver, we could be required to repay all amounts then outstanding, which could require us to refinance our debt on terms less favorable to us or if we are unable to refinance, we may be forced to repay our debt which would reduce funds available for our operations and harm our business, financial condition and results of operations.

Borrowings under our credit facility also are secured by liens on substantially all of our assets and the assets of our subsidiaries. If we are in default under our credit facility, the lenders could foreclose upon all or substantially all or our assets and the assets of our subsidiaries. We cannot assure you that we will generate sufficient cash flow to repay our indebtedness, and we further cannot assure you that, if the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, if at all. Any such failure to obtain financing could reduce our access to necessary capital to fund our operations which would harm our business, results of operations and financial condition.

We have experienced significant turnover of senior management and our current executive management team has been together for a limited time, which could slow the growth of our business and cause our operating results to decline.

Throughout 2003 and 2004, we announced a series of changes in our management that included the departure of several senior executives, and there have also been changes in the responsibilities of our board of directors. Our chairman, Charles C. McGettigan, a long serving company director became chairman in August 2003; our chief executive officer, David Buckley, joined us in September 2004 and our chief financial officer, Dennis Shogren, joined us in June 2003. Other members of our senior management team are new to Modtech or new in their positions. Because of these recent changes, our management team has not worked together as a group for an extended period of time and may not work together as effectively to successfully execute on revenue goals, implement our strategies and manage our operations as they would if they had worked together for a longer period of time. If our management team is unable to accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired. Only the CEO has a long-term employment agreement and it is possible that this high turnover at our senior management levels may also continue for a variety of reasons. We are not aware of impending retirements or voluntary separations, but the loss of the services of one or more of our key senior executive officers could also affect our ability to successfully implement our business objectives, which could slow the growth of our business and cause our operating results to decline. For these reasons, our shareholders may lose confidence in our management team and decide to dispose of our common stock, which could cause the price of our common stock to decline.

We receive a significant portion of our revenues from the sale of classrooms to the State of California and California school districts, the leasing companies that lease classrooms to such school districts and from a small number of independent dealers, the loss of any one of these customers or failure to collect a receivable from them could adversely affect our operations and financial position.

We receive a significant portion of our revenues from the sale of classrooms to California school districts, to leasing companies that lease to such school districts and to a small number of independent dealers. Historically, certain California school districts, certain leasing companies and certain independent dealers have individually accounted for 10% or more of our consolidated revenues in certain quarters or represented 10% or more of our net accounts receivables on any given date. During the year ended December 31, 2004, sales of classrooms, directly or indirectly, for use in California schools accounted for approximately 51% of our net sales. During the same year, two independent dealers accounted for 6% and 5%, respectively, of our net sales.

The loss of any significant customer, the failure to collect a significant receivable from a significant customer, any material reduction in orders by a significant customer or the cancellation of a significant customer order could significantly reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

Sales of our classroom products are dependent upon the legislative and educational policies and the financial condition of the states in which we do business.

The demand for our modular relocatable classrooms is affected by various state statutes which, among other things, prescribe:

•	the way in which all school classrooms to be constructed on public lands must be designed and engineered;

•	the methods by which customers for our classroom product, primarily individual school districts, obtain funding for the construction of new facilities; and

•	the manner in which available funding is spent.

As a result, our business depends upon the legislative and educational policies and financial condition of the states in which we do business. For example, in California, funding for new school construction and rehabilitation of existing schools by school districts currently is provided primarily at the state level, through annual allocations of funds derived from general revenue sources and statewide bond issues. In addition, school districts obtain funding for the purchase or lease of school facilities through the imposition of developers’ fees and local bond issuances. The availability of this funding is subject to financial and political considerations which vary from district to district and is not tied to demand. In California there is a requirement that, in order for school districts to increase the amount of funds to be received from developers in excess of the statutory level, school districts must show that 20% of all classroom space, not just space to be added, consists of relocatable classrooms. Although our classroom units qualify as relocatable structures, there are alternative structures that are less relocatable in nature than our classrooms that may also satisfy this legislative requirement. Changes in the legislative and educational policies or shortages of financial resources at either state or local levels in the states in which we do business could make our products less attractive to our principal customers or reduce the financial ability of our principal customers to purchase our products, any of which could reduce our revenue and harm our business, results of operations and financial condition.

Despite the existence of some barriers to entry into our markets, our markets are competitive and our market share may be reduced if competitors enter the market or we are unable to respond to our competitors effectively.

Barriers to entry into the modular classroom and commercial and light industrial modular building markets consist primarily of access to capital, the availability of a qualified labor pool, the nature of the bidding process, the level of performance bonding required, and the industry’s regulated environment. In the California market, for example, the state approves the designs and plans for classrooms sold to California schools and the time required to complete the approval process also creates a barrier to entry. However, manufacturers of other modular buildings, including housing and classrooms, who possess a skilled work force and manufacturing facilities, could easily adapt their manufacturing facilities to produce modular structures, and might choose to do so, during an economic downturn in their industry. We expect continued competition from existing competitors as well as competition from new entrants into the modular building market. Our ability to compete successfully depends on several factor, including:

•	maintaining high product quality;

•	ability to deliver products on a timely basis;

•	pricing policies of our competitors;

•	success in designing and manufacturing new products;

•	performance of competitors’ products;

•	marketing, manufacturing and distribution capability; and

•	financial strength.

To the extent our products achieve market success, competitors typically seek to offer competitive products or lower prices, which, if successful, could reduce our market share, harm our ability to compete successfully and reduce our revenue and margins which could harm our business, results of operations and financial condition.

Fluctuations, seasonality and economic downturns in any of our end-markets may have adverse consequences for our business.

Our quarterly revenue typically has been highest in the second and third quarters of the year when school districts generally place a large number of orders for modular classrooms to be delivered in time for the upcoming school year. Additionally, first and fourth quarter revenues are typically lower due to a greater number of holidays, days of inclement weather, and customer budget and fiscal constraints during such periods.

In the past, the level of funding available from the states in which we do business to the school districts which are the end customers of our classrooms have caused such districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations. If restrictions or limitations on funding available to school districts from the states in which we do business increases, it could result in a lower number of orders for our products which could reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

If we are unable to successfully contain costs and effectively transition operations in connection with our recent plant closure, our revenues and profitability could decline.

We closed our plant in Lathrop, California on April 30, 2005. The effect of this closure will increase our transportation costs for jobs in Northern California. This increase in costs could reduce our ability to obtain future work in Northern California or our profit margins could be negatively impacted. If we are unable to effectively integrate our former operations at Lathrop into our remaining plants, it could harm our overall operations.

If liabilities related to inspection and certification tests exceed our estimates, our profitability could be harmed.

Most of our contracts require us to build classrooms which meet certain established state mandated function and manufacturing specifications. Under such contracts, we assume the liability for correcting, without additional compensation, any deficiencies which cause the classrooms to fail inspection and certification tests. We rely upon our experience and expertise to evaluate the potential for such liability and to price our bids accordingly and we follow strict quality control standards and subject our units under construction to extensive testing under the supervision of inspectors hired by our customers. If we incur such liability significantly in excess of our estimated profitability it could harm our business.

In addition, delays in obtaining approvals can cause costs to exceed our estimates and harm our results. For example, a delay in the approval of certain welds called for in a project for the Heritage High School in Brentwood, California in 2004 resulted in an accelerated timeline to complete that project which, in turn, led to approximately $3.8 million in additional costs.

We are subject to government regulations and other standards that impose operational and reporting requirements.

We are subject to a variety of Untied States federal, state and local government laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. We believe we are currently in material compliance with such laws, rules and regulations and price our bids in accordance with our experience and expertise to include the costs of such compliance. If there are changes in such laws, rules or regulations or we are found not to be in compliance with such laws, rules or regulations, we could be required to incur substantial additional expenses to acquire equipment necessary to make our manufacturing process compliant and could incur fines or penalties associated with any non-compliance, which we are unable to quantify at this time but which could be material. Any such event could cause our product costs to significantly increase, thus reducing our margins and harming our ability to compete effectively which would harm our business, results of operations and financial condition.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and Nasdaq have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs. For example, direct costs relating to Sarbanes-Oxley compliance during 2004 were approximately $750,000. These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified member of our board of directors, or qualified executive officers.

Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension of all or a portion of production, cessation of all or a portion of our operations, or the imposition of significant administrative, civil, or criminal penalties, any of which could harm our business.

We have identified material weaknesses in our disclosure controls and procedures and our internal control over financial reporting, which, if not remedied effectively, could prevent us from reporting our financial results on a timely and accurate basis and result in a decrease in the trading price of our common stock and otherwise seriously harm our business.

Management through, in part, the documentation, testing and assessment of our internal control over financial reporting pursuant to the rules promulgated by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K has concluded that our disclosure controls and procedures and our internal control over financial reporting had material weaknesses as of December 31, 2004. We have taken certain actions to begin to address those material weaknesses, as described under “Controls and Procedures” below. Although our objective is to complete our remediation efforts prior to the end of the fourth quarter of 2005, we cannot provide assurances with respect to this timing. If we fail to complete our remediation or if we complete the remediation but fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could prevent us from reporting our financial results on a timely and accurate basis or cause investors to lose confidence in our reported financial information. These effects could in turn result in a decrease in the trading price of our common stock. Prior to the remediation of these material weaknesses, there remains risk that the transitional controls on which we currently rely will fail to be sufficiently effective, which could result in a material misstatement of our financial position or results of operations and require a restatement. If this were to occur, investors may not be able to rely on the financial statements contained in this prospectus. In addition, even if we are successful in strengthening our controls and procedures, such controls and procedures may not be adequate to prevent or identify irregularities or facilitate the fair presentation of our financial statements or SEC reporting.

Costs related to our compliance with Section 404 of the Sarbanes-Oxley Act have been significant and may continue to negatively impact our cash flow and results of operations.

Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent registered public accounting firm’s audit of that assessment has required the commitment of significant financial and managerial resources. Our compliance efforts have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. During 2004 direct costs relating to Sarbanes-Oxley compliance were approximately $750,000. If compliance costs continue our cash flows and results of operations will likely continue to be negatively impacted.

We may underutilize our manufacturing facilities or we may have inadequate facilities to meet the demand for our products.

We may underutilize our manufacturing facilities from time to time as a result of reduced demand for our products. If demand for our products does not increase consistent with our plans and expectations, we will continue to incur fixed expenses and if our facilities are underutilized our revenues and margins will decrease which could harm our ability to fund operations and service our debt. Conversely, there may be situations in the future in which our manufacturing facilities will be inadequate to meet the demand for our products. Our inability to generate sufficient manufacturing capacities to meet demand, either through our own facilities or through outsourcing to third parties, could result in our inability to fulfill orders or require us to turn down orders which could have an adverse effect on our business, results of operations and financial condition.

Our assembly line process requires a significant number of manufacturing employees, many of whom are employed at relatively low wages. In periods of low unemployment, we have experienced difficulty in finding suitable replacements for our workforce when turnover occurs. Additionally, the remote location of our manufacturing facility in Glen Rose, Texas, may make it difficult to hire qualified employees at that facility. Our inability to hire and retain sufficient numbers of manufacturing employees at any of our operating facilities could result in our inability to fulfill orders or require us to turn down orders which could have an adverse effect on our business, results of operations and financial condition.

Our share price could be subject to extreme price fluctuations, and stockholders could have difficulty trading shares.

The market price for our common stock has been and may continue to be subject to significant price fluctuations. Price fluctuations could be in response to operating results, announcements of technological innovations, changes in legislative and educational policies and general market conditions. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company’s stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management’s attention and resources.

In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders, including the selling stockholders, may have an adverse impact on the market price of the shares of common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level.

We have acquired and may continue to acquire other companies and may be unable to successfully integrate these companies into our operations.

In the past, we have expanded our operations through strategic acquisitions, and we may continue to expand and diversify our operations with additional acquisitions. We may not realize the anticipated benefit from any of the transactions we pursue. Regardless of whether we consummate any such transaction, the negotiation of a potential transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, write-offs and other related expenses. If we are unsuccessful in integrating these companies into our operations or if integration is more difficult than anticipated our business, results of operations and financial condition could be harmed. Some of the risks that may affect our ability to integrate acquired companies include those associated with:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

Earthquakes or other natural disasters may cause us significant losses.

Our corporate headquarters, certain of our manufacturing facilities and certain other critical business operations are located near major earthquake fault lines. We do not maintain earthquake insurance and could be harmed in the event of a major earthquake. We maintain some business interruption insurance to help reduce the effect of such business interruptions, but we are not fully insured against such risks.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our board of directors has the authority to issue an additional 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they are not recitations of historical fact, such as our belief that we have sufficient liquidity to meet our near-term operating needs constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “believe,” “estimate,” “anticipate,” “project,” “intend,” “expect,” “plan,” “outlook,” “forecast” “may,” “will,” “should,” “continue,” “predict” and similar expressions are intended to identify forward-looking statements. These risks, uncertainties, assumptions and other factors, including the risks outlined under “Risk Factors,” may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from future results, levels of actual activity, performance or achievements expressed or implied by such forward looking statements. Such forward-looking statements are intended to be subject to the safe harbor protection within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including “Risk Factors,” the Notes to the Consolidated Financial Statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” describe factors, among others, that could contribute to or cause such differences.

The accuracy of such forward looking statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to: the ability to adequately pass through to customers unanticipated future increases in raw material costs; an unanticipated change in the types of classrooms required by school districts; and declines in available funding for modular classroom construction and other risks and uncertainties that are described in the “Risk Factors” section hereof. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, there is no assurance that our expectations will be attained. We will not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

RECENT DEVELOPMENTS

Under the terms of the First Amended Registration Rights Agreement dated August 5, 2005, we filed the registration statement, of which this prospectus is a part, covering the resale of shares purchased in our $11.6 million equity private placement completed on August 5, 2005, shares issuable upon conversion of our amended and restated senior subordinated convertible note with a principal balance of $25.9 million and shares issuable upon exercise of certain warrants. Pursuant to a waiver and amendment No. 1 dated September 12, 2005 to our first amended and restated registration rights agreement, our deadline for filing the registration statement of which this prospectus is a part was defined as September 12, 2005 and any penalties associated with our failure to file the registration statement before that date were waived.

We also agreed under the registration rights agreement to make the registration statement effective by November 7, 2005 to avoid penalties as detailed in the registration rights agreement. Although we failed to make the registration statement effective within the required period, we entered into an amendment No. 2 to the registration rights agreement with investors party thereto dated November 9, 2005, pursuant to which we were granted a waiver with respect to financial penalties related to the original effectiveness deadline and were granted a two-week extension with respect to the effectiveness deadline. Therefore, if the registration statement of which this prospectus is a part is not declared effective by November 23, 2005, effective on November 24, 2005, unless an additional waiver is requested and granted, we may incur a penalty of approximately $375,000 and continue to accrue penalties at the rate of approximately $25,000 per day until the registration statement becomes effective.

USE OF PROCEEDS

We will not receive any of the proceeds from the re-sale of the shares offered and sold for the accounts of the selling stockholders. We will, however, receive the exercise price upon the exercise, if any, of warrants held by the selling stockholders. If all such warrants were exercised as of November 11, 2005, we would receive proceeds of approximately $11.8 million. We plan to use all such proceeds, if any, for working capital and general corporate purposes.

The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but each selling stockholder will pay all commissions, discounts and any other compensation to any securities broker dealers through whom it sells any of the shares.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the NASDAQ National Market System under the symbol “MODT”. The range of high and low sales prices for the common stock as reported by the National Association of Securities Dealers, Inc. for the periods indicated below, are as follows:

Quarter Ended	High	Low
March 31, 2003	$10.00	$6.55
June 30, 2003	9.75	6.95
September 30, 2003	9.74	7.26
December 31, 2003	8.66	7.44

March 31, 2004	9.41	7.13
June 30, 2004	8.09	6.54
September 30, 2004	8.11	7.10
December 31, 2004	8.89	7.21

March 31, 2005	9.05	7.15
June 30, 2005	8.64	5.77
September 30, 2005	11.27	5.79
Fourth Quarter through November 18, 2005	10.50	7.97

On November 21, 2005, the closing sales price on the NASDAQ National Market for a share of our Common Stock was $8.78. The approximate number of holders of record of our Common Stock on November 4, 2005, was 75.

DIVIDEND POLICY

We have not paid a dividend on common stock at any time since 1990, nor in the interim before the filing of this prospectus. The Board of Directors currently intends to follow a policy of retaining all earnings, if any, to finance our continued growth and development and does not anticipate paying cash dividends on our common stock in the foreseeable future. Our current credit facilities prohibit the payment of dividends. Any future determination as to the payment of cash dividends will be dependent upon our financial condition and results of operations, the provisions of our then current credit facilities, and other factors deemed relevant by the Board of Directors.

SELECTED FINANCIAL DATA

The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our statement of operations data for the years ended December 31, 2004, 2003, and 2002 and our balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our statement of operations data for the years ended December 31, 2001 and 2000 and our balance sheet data as of December 31, 2002, 2001, and 2000 have been derived from our audited consolidated financial statements, which are not presented in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and the selected consolidated balance sheet data as of September 30, 2005 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except percentages and earning per share data)
Statement of Operations Data:(1)
Net sales	$234,734	$201,116	$167,973	$159,870	$185,194	$139,987	$174,411
Cost of goods sold	198,501	165,068	144,782	147,938	188,114	139,694	161,237

Gross (loss) profit	36,233	36,048	23,191	11,932	(2,920)	293	13,174
Selling, general and administrative expenses	8,011	8,586	7,731	8,129	14,495	10,992	11,150
(Gain) loss on sale of property and equipment	—	—	2	1	(745)	(757)	(57)
Goodwill and covenant amortization(2)	3,702	3,751	368	79	29	—	—

(Loss) income from operations	24,520	23,711	15,090	3,723	(16,699)	(9,942)	2,081
Interest expense, net	(4,928)	(3,067)	(1,628)	(1,359)	(2,836)	(1,448)	(7,028)
Loss on embedded derivatives	—	—	—	—	—	—	(4,009)
Loss on warrant derivatives	—	—	—	—	—	—	(3,500)
Other income	61	91	42	31	881	43	324

(Loss) income before income taxes and cumulative effect of a change in an accounting principle	19,653	20,735	13,504	2,395	(18,654)	(11,347)	(12,132)
Income taxes benefit (provision)	(9,237)	(9,606)	(5,773)	(938)	108	(4,766)	—

(Loss) income before cumulative effect of a change in an accounting principle	10,416	11,129	7,731	1,457	(18,546)	(6,581)	(12,132)
Cumulative effect of a change in an accounting principle	—	—	(37,289)	—	—	—	—

Net (loss) income	10,416	11,129	(29,558)	1,457	(18,546)	(6,581)	(12,132)

Net (loss) income available for common shareholders(3)	$10,260	$10,973	$(29,714)	$1,450	$(18,767)	$(6,581)	$(12,132)

Basic (loss) earnings per common share before cumulative effect of a change in an accounting principle	$0.78	$0.82	$0.56	$0.11	$(1.35)	$(0.48)	$(0.80)
Cumulative effect of a change in an accounting principle per common share—basic	—	—	(2.76)	—	—	—	—

Basic (loss) earnings per common share	$0.78	$0.82	$(2.20)	$0.11	$(1.35)	$(0.48)	$(0.80)

Basic weighted-average shares outstanding	13,238	13,431	13,499	13,708	13,949	13,812	15,218

Diluted (loss) earnings per common share before cumulative effect of a change in an accounting principle	$0.72	$0.76	$0.52	$0.10	$(1.35)	$(0.48)	$(0.80)
Cumulative effect of a change in an accounting principle per common share—diluted	—	—	(2.57)	—	—	—	—

Diluted (loss) earnings per common share	$0.72	$0.76	$(2.05)	$0.10	$(1.35)	$(0.48)	$(0.80)

Diluted weighted-average shares outstanding	14,357	14,442	14,492	14,122	13,949	13,812	15,218

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004
	(In thousands, except percentages and earning per share data)
Balance Sheet Data:(1)
Working capital	$17,153	$25,265	$28,001	$21,480	$11,560	$14,264
Total assets	187,702	185,903	153,807	145,562	179,145	190,976
Total liabilities	65,610	52,099	49,277	39,188	87,217	97,242
Long-term debt, excluding current portion	23,600	19,000	12,000	6,000	19,756	24,337
Shareholders’ equity	122,092	133,804	104,530	106,374	91,928	93,734

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Selected Operating Data:
Gross (loss) margin percentage	15.4%	17.9%	13.8%	7.5%	(1.6)%	0.2%	7.6%
Operating (loss) margin percentage	10.4%	11.8%	9.0%	2.3%	(9.0)%	(7.1)%	1.2%
Backlog at period end(4)	$80,000	$80,000	$85,000	$115,000	$172,000	$149,000	$115,000

(1)	As summarized in Note 19 to our audited consolidated financial statements for the year ended December 31, 2004, certain immaterial corrections were made to prior periods. In addition, the Company inadvertently failed to record $646,000 of income tax receivables arising from a transaction which occurred in 1999. The correction of this understatement in the income tax receivable resulted in an increase to the income tax benefit of $306,000 and $340,000 for the periods ended December 31, 2000 and 1999, respectively. If the asset accrual had been reflected in the Company’s Selected Financial Data, the accrual would have had the effect of increasing by $306,000 the Company’s income tax benefit and net income for the period ended December 31, 2000, and also increasing the Company’s earnings per share (basic and diluted) for the period ended December 31, 2000 by $0.02. In addition, the accrual would have had the effect of increasing by $646,000, for the periods ended December 31, 2000, 2001, 2002, 2003 and 2004, the Company’s working capital, total assets and shareholders’ equity. The changes are not reflected in this financial information because they are immaterial and were discovered after the close of the Company’s 2004 year end. The Company’s September 30, 2005 financial statements (as well as our June 30, 2005 financial statements) reflect the addition of such $646,000 in working capital, total asset and shareholders’ equity and there was no impact on the Company’s income statement for such periods. Additionally, in the December 31, 2004 Form 10-K, we reclassified $1,252,000 on our December 31, 2003 consolidated balance sheet, from other accrued liabilities to income tax receivable, increasing total assets and total liabilities to the balances originally reported in the December 31, 2003 Form 10-K.
(2)	Goodwill was recorded for acquisitions in 2001 and was amortized from the respective dates of acquisition through December 31, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, no goodwill amortization has been recorded since December 31, 2001. In accordance with the adoption of SFAS No. 142, we recorded an impairment charge to goodwill of $37,288,488, which was recognized as a cumulative effect of a change in an accounting principle in the three month period ended March 31, 2002.
(3)	After deduction of preferred stock dividends of $221,000 for the year ended December 31, 2004, $7,000 for the year ended December 31, 2003 and $156,000 for each of the years ended December 31, 2002, 2001 and 2000.
(4)	We manufacture classrooms and other buildings to fill existing orders only, and not for inventory. Backlog consists of sales orders scheduled for completion during the next 18 months, approximately. We believe that approximately $50 million of the $115 million of backlog as of September 30, 2005 will convert into sales during the last three months of fiscal year 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This prospectus contains statements which, to the extent that they are not recitations of historical fact, such as our belief that we have sufficient liquidity to meet our near-term operating needs constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “believe,” “estimate,” “anticipate,” “project,” “intend,” “expect,” “plan,” “outlook,” “forecast” “may,” “will,” “should,” “continue,” “predict” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are intended to be subject to the safe harbor protection within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including the Notes to the Consolidated Financial Statements and in this “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” describe factors, among others, that could contribute to or cause such differences.

In addition, the accuracy of such forward looking statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to: the ability to adequately pass through to customers unanticipated future increases in raw material costs; an unanticipated change in the types of classrooms required by school districts; and declines in available funding for modular classroom construction and other risks and uncertainties that are described in our other filings with the Securities and Exchange Commission, including our reports on Form 10-K and Form 10-Q. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, there is no assurance that our expectations will be attained. We will not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

Company Overview

Modtech manufactures and sells modular relocatable classrooms and commercial and light industrial modular buildings. We are a leading provider of modular classrooms in the State of California and a significant provider of such classrooms in a number of other states. We are also a significant provider of commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Texas, Florida and other neighboring states. We continue to expand our classroom offerings in all locations in response to the increasing demand for new classroom products.

Overview of Three Months ended September 30, 2005

Revenues were $65.6 million for the quarter ended September 30, 2005, an increase of $9.6 million or 17.2%, compared to $56.0 million in revenue for the three months ended September 30, 2004. Key factors which impacted demand for our products include an increase in shipments of commercial buildings and school classrooms in Florida due to hurricanes in 2004 and 2005 and increased demand for barracks facilities on military bases.

Gross profit improved to 7.3% for the three month period ended September 30, 2005 as compared to a gross loss of 5.4% for the three month period ended September 30, 2004. The gross loss for the three month period ended September 30, 2004 was primarily caused by a $3.1 million charge for projected cost overruns on two major projects. The improvement in gross profit is due to increased sales volume and the commencement of work on higher margin projects, particularly in the California classroom market.

As of September 30, 2005, the backlog of sales orders was approximately $115.0 million, down from approximately $149.3 million at September 30, 2004. The decrease in backlog was due to an increase in sales to school districts outside of California where the sales cycle is typically much faster, a decrease in manufacturing time and the cancellation and/or postponement of projects with certain California school districts totaling approximately $12.7 million. The cancellations and postponements were due, in part, to budget constraints in these districts. We believe backlog that will be converted to sales during the last three months of the current fiscal year is approximately $50.0 million. The rate of booking new contracts varies month to month, and customer changes in delivery schedules occur. For these reasons, among others, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

The backlog by region as of September 30, 2005 was as follows: California—$96.9 million; Arizona—$5.0 million; Texas—$4.9 million; and Florida—$8.2 million.

Overview of Three Months ended June 30, 2005

Revenues were $58.3 million for the quarter ended June 30, 2005, an increase of $3.7 million or 6.8% compared to the three months ended June 30, 2004. Key factors which impacted demand for our products include a growing population and the resulting increase in school age children in the regions we serve, natural disasters such as the hurricanes in Florida during 2004 and increased demand from military bases.

Gross profit improved to 10.4% from 6.5% for the three month periods ended June 30, 2005 and 2004, respectively. This improvement is primarily attributable to our improved sales volume, particularly in the Florida classroom market. Margins are also increasing due to the commencement of work on higher margin direct projects.

Upon completion and filing of our federal income tax return for the year ended December 31, 2004 (and after the filing of our December 31, 2004 Annual Report on Form 10-K), our overall income tax receivable was determined to be understated by approximately $646,000. This immaterial error originated from not correctly recording deferred taxes, primarily for covenants not to compete, as part of the 1999 merger with SPI Holdings, Inc. The correction of this understatement in the income tax receivable resulted in an increase to the income tax benefit of $306,000 and $340,000 for the periods ended December 31, 2000 and 1999, respectively. If the asset accrual had been reflected in the Company’s Selected Financial Data, the accrual would have had the effect of increasing by $306,000 the Company’s income tax benefit and net income for the period ended December 31, 2000 and also increasing the Company’s earnings per share (basic and diluted) for the period ended December 31, 2000 by $0.02. (The $340,000 balance of the understated income tax receivable is not included in the Company’s Selected Financial Data as it pertains to 1999.) In addition, the accrual would have had the effect of increasing by $646,000, for the periods ended December 31, 2000, 2001, 2002, 2003 and 2004, the Company’s working capital, total assets and shareholders’ equity. The changes are not reflected in the Company’s pre-2005 financial statements because they are immaterial and were discovered after the filing of the Company’s 2004 Annual Report on Form 10-K. The Company’s September 30, 2005 financial statements (as well as our June 30, 2005 financial statements) reflect the addition of such $646,000 in working capital, total assets and shareholders equity and there was no impact on the Company’s income statement for such periods.

Overview of Three Months ended March 31, 2005

Revenues were $50.5 million for the quarter ended March 31, 2005, an increase of 72% over the prior year and a record for the first quarter of any year in our history. Key factors which impacted demand for our products include a growing population and the resulting increase in school age children in the regions we serve, natural disasters such as the hurricanes in Florida during 2004 and increased demand from military bases.

However, major cost overruns totaling $6.6 million were identified for the Heritage High School project in Brentwood, California. Of this $6.6 million identified in the quarter ended March 31, 2005, $5.7 million was recognized in 2004 as a subsequent event. The remaining $0.9 million was recorded in the quarter ended March 31, 2005. These cost overruns are in addition to previously recorded cost overruns related to this project of $4.0 million reported for the quarter ended September 30, 2004.

Other costs impacting operating results for the first quarter of 2005 include increased labor costs of approximately $0.6 million caused by overtime associated with lost work days in California due to the record rainfall in January and February, a $0.4 million warranty accrual for repairing roof damage caused by the heavy rains in California, which repair is scheduled for completion over the summer months, and approximately $0.5 million in incremental selling, general and administrative costs associated with Sarbanes-Oxley Act compliance and the related delays in completing the year-end audit.

As described in more detail under “Liquidity and Capital Resources” below, during the quarter ended March 31, 2005, we entered into a financing agreement with Fortress Credit Corporation, which provides $17 million in revolving credit loans and a $21 million term loan. This financing agreement is secured by substantially all of our assets.

Overview—Year Ended December 31, 2004

Key factors which impact demand for our products include a growing population and the resulting increase in school age children in the regions we serve, natural disasters such as the hurricanes in Florida during 2004 and increased demand from military bases. Demand increased in 2004 resulting in 15.8% increase in net sales over the prior year.

Throughout 2004 our raw material costs were significantly and adversely affected by the rapid rise in steel costs which nearly doubled for certain steel used in our products. Lumber and plywood costs also increased significantly during 2004. Pricing for these commodities has stabilized in recent months and we believe that a more stable pricing environment will continue. We responded by raising our selling prices to the extent possible, but many of our existing contracts were fixed price contracts that did not allow us to pass through raw material price increases. Our profit margins were eroded because we were not able to fully offset our increased costs through price increases to our customers. Whenever possible, we attempt to negotiate a provision in our new contracts that will allow us to pass through cost increases to our customers.

We are one of several contractors working on the construction of the Heritage High School project in Brentwood, California. We bid this project in 2003 with the understanding that it was to be built in a “modular friendly” manner, but this has not occurred. A number of issues have come up with the architect for the school district as to what we are obligated to do under the contract. Our efforts to resolve these issues have resulted in cost overruns of $9.7 million which are discussed in greater detail in “Results of Operations” below.

Severance payments incurred in connection with the departure of three corporate officers, our former Chief Executive Officer, President and Secretary, during the quarter ended September 30, 2004 had a significant impact on the full year’s performance. In addition, we had several adjustments to inventory, project costs for some complex permanent modular construction projects and other increases in selling, general & administrative (SG&A) costs.

In order to comply with the Sarbanes Oxley Act of 2002, in 2004 we engaged consultants to assist with documentation and testing of our internal controls and added staff at year-end to strengthen such controls. The costs of these measures significantly increased our expenses in 2004 and we anticipate that we will incur significant expenses in the future as a result of continued compliance.

We sought additional financing during the quarter ending December 31, 2004 and were able to secure a $25 million subordinated convertible note by December 31, 2004. Subsequent to year-end we were able to secure a long-term debt agreement for a $38 million senior credit facility with a new lender which allowed us to replace the prior lender group.

We view 2005 as a transition year as we continue to grow and plan to return to profitability by focusing on several initiatives which include strict inventory management, utilization of national contracts for materials and other services and implementation of lean enterprise improvements. In recent months, we have focused on higher-margin less-complex permanent modular construction projects. As a result, the margin in our backlog of permanent modular construction has improved. An increased focus on new market opportunities consistent with our manufacturing core competence has also shifted the reliance from complex lower-margin projects to higher-margin less-complex sales in these new markets.

Certain corrections have been made to prior periods related to the initial recognition of an expected receivable for a legal settlement. The receivable was recorded in the amount of $735,000, of which $242,000 was recorded in 2002, $383,000 in 2001 and $110,000 in 2000. After reviewing this accounting treatment, we have revised our current year presentation as a correction of an immaterial error in prior periods. The result of this correction was a decrease in other assets and retained earnings as of December 31, 2003 of $735,000. Final settlement of this legal case resulted in $795,000 recognized in other income during 2004. The effect of this correction on previously reported 2002 financial statements is summarized below and in note 19 to our consolidated financial statements for the year ended December 31, 2004.

	2002 As Reported	2002 As Corrected
Income from operations	$15,334,000	$15,090,000
Income before income taxes	13,746,000	13,504,000
Net loss	(29,316,000)	(29,558,000)
Net loss applicable to common shareholders	(29,472,000)	(29,714,000)
Basic loss per share	(2.19)	(2.20)
Diluted loss per share	(1.99)	(2.05)
Other assets	1,319,000	584,000
Retained earnings	26,253,000	25,518,000

Results of Operations

The following table sets forth, for the periods indicated, the percentages of net sales represented by certain items in our statements of operations.

Percentage of Net Sales

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	101.6	92.5	86.2	92.4	99.8

Gross (loss) profit	(1.6)	7.5	13.8	7.6	0.2
Selling, general and administrative expenses	7.8	5.1	4.6	6.4	7.8
Gain on sale of property and equipment	(0.4)	—	—	—	(0.5)
Covenant amortization	—	0.1	0.2	—	—

(Loss) income from operations	(9.0)	2.3	9.0	1.2	(7.1)
Interest expense, net	(1.5)	(0.8)	(1.0)	(4.0)	(1.0)
Loss on embedded derivatives	—	—	—	(2.3)	—
Loss on warrant derivatives	—	—	—	(2.0)	—
Other income	0.4	—	—	—	—

(Loss) income before income taxes and cumulative effect of a change in accounting principle	(10.1)	1.5	8.0	(7.0)	(8.1)
Income taxes benefit (provision)	0.1	(0.6)	(3.4)	—	(3.4)

(Loss) income before cumulative effect of a change in accounting principle	(10.0)	0.9	4.6	(7.0)	(4.7)
Net (loss) income	(10.0)	0.9	4.6	(7.0)	(4.7)

Net sales

Net sales increased by $34.4 million or 24.6%, for the nine months ended September 30, 2005, when compared to the same period in 2004. The significant increase in sales is primarily attributable to increased sales in California and Florida which are due to the commencement of long anticipated classroom projects in Florida and other major direct-sales projects in Florida and California.

Gross profit (loss)

Gross profit as a percentage of net sales for the nine months ended September 30, 2005 increased to 7.6% from 0.2% for the same period in 2004. The gross margin in the prior year was primarily attributed to $5.4 million in project cost overruns, of which $3.1 million was recognized on two major projects in the third quarter of 2004. As a result of these project cost overruns in the prior year, certain changes were implemented during the second half of 2004 in project management, estimating and engineering, and increased involvement by senior management at all project stages to improve the project margins. Also contributing to lower margins in 2004 were significantly increased costs for steel, lumber and plywood that occurred over a very short period of time and we were not able to pass these increases on to our customers due to fixed-price contracts in California. Gross profits for similar fixed-price contracts during the first nine months of 2005 reflect updated pricing to cover current commodity costs and an emphasis on seeking projects with higher profit margins.

Although gross profit improved year-over-year, it was still significantly below expectations for the nine months ended September 30, 2005. Anticipated gains in efficiencies, forecast to raise margins during the three months ended September 30, 2005, did not occur until early in the fourth quarter. The inefficiencies resulted in unanticipated labor costs and reduced volume, the combined impact of which was approximately $2.8 million. In addition, two specific projects in Florida had a combined cost overrun of approximately $2.2 million during the three months ended September 30, 2005 due to being substantially underbid and experiencing costs overruns due to poor management.

Manufacturing efficiencies continue to improve with throughput up as much as 40% in October on some production lines as the lean implementation continues. In addition, we have taken aggressive action regarding project management in Florida to prevent a reoccurrence of the issues noted above.

Selling, general and administrative expenses

SG&A expenses increased for the nine months ended September 30, 2005 by $158,000 or 1.4% compared to the same period in 2004. As a percentage of net sales, SG&A expenses decreased from 7.8% for the nine months ended September 30, 2004 to 6.4% for the same period in 2005. SG&A costs in the prior year included severance for former officers and costs associated with recruiting and relocation, which totaled $2.1 million. Also included in SG&A in 2004 was an increase in the bad debt reserve of $0.5 million in recognition of the unlikely collection of specifically identified receivables. These additional SG&A expenses did not recur during the nine month period ended September 30, 2005.

Gain on sale of property and equipment

The gain on the sale of property and equipment in 2004 was from the sale of a plant in Florida. The operations of this sold facility had previously been combined into the current Plant City, Florida facility.

Interest expense, net

Net interest expense increased for the nine months ended September 30, 2005 by $5.6 million when compared to the same period in 2004. Included in interest expense is $1.7 million for penalties assessed during the nine months ended September 30, 2005 by our convertible subordinated note (“Note”) holder due to the delays in having a registration statement filed with the SEC declared effective. Also included in interest expense for the nine months ended September 30, 2005 is $793,000, due to non-cash accretion of the discount on the Note and $726,000 due to amortization of debt issuance costs. The remaining interest expense increases are due to the increased debt borrowings and corresponding higher interest rates compared to our old credit facility in the prior year. The following table summarizes our net interest expense recorded for the nine month period ended September 30, 2005:

Nine Months Ended September 30, 2005
New Credit Facility—Revolving Credit Loan	$821,000
New Credit Facility—Term Loan	1,318,000
Convertible Note	1,322,000
Penalties	1,719,000
Accretion on the Convertible Note	793,000
Amortization of Debt Issuance Costs	726,000
Old Credit Facility	376,000
Interest Income	(47,000)

Net Interest Expense	$7,028,000

Loss on embedded derivatives

Loss on embedded derivatives for the nine month period ended September 30, 2005 of $4.0 million is due to the revaluation of embedded derivatives associated with our Note. This is a non-cash loss recorded to re-value the embedded derivative liability. This loss realized during the nine month period ended September 30, 2005 is due to the overall increase in our stock price and the decrease in the exercise price of the Note from $8.70 to $8.57 due to an anti-dilution adjustment provision (see note 4 in the Notes to Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2005).

Loss on warrant derivatives

Loss on warrant derivatives for the nine month period ended September 30, 2005 of $3.5 million is due to the revaluation of our warrant derivatives outstanding. This is a non-cash loss recorded to re-value the warrant derivative liability. This loss realized on all outstanding warrants during the nine month period ended September 30, 2005 is due to the overall increase in our stock price.

Income tax benefit

Based upon our cumulative net losses for the three years ended December 31, 2004 and for the nine months ended September 30, 2005, we have provided a valuation allowance in the amount of $1.8 million for the nine months ended September 30, 2005. An effective tax rate of 15%, before effect of the valuation allowance, was used for the nine months ended September 30, 2005 and an effective tax rate of 42% was used for the nine months ended September, 30, 2004, respectively. The difference in the tax benefit in the two periods is due primarily to the impact of the $4.0 million and $3.5 million non-cash loss on the embedded and warrant derivatives, respectively, for the nine months ended September 30, 2005.

Net loss

The net loss of $12.1 million for the nine months ended September 30, 2005, compares to a net loss of $6.6 million for the same period from the prior year. The changes in net loss are a direct result of the factors discussed above.

Non-GAAP Financial Measure

The Securities and Exchange Commission has adopted rules regulating the use of non-GAAP (“Generally Accepted Accounting Principles”) financial measures, such as reporting the effect on net income or loss of the gain or loss recorded for the reporting period on our embedded and warrant derivatives. These rules require non-GAAP financial measures to be presented with and reconciled to the most comparable financial measure calculated and presented in accordance with GAAP.

Each reporting period we are required to compare the carrying value of our embedded and warrant derivative liabilities with the then current fair value, and record an adjustment to make the carrying value equal to the fair value. As our stock price increases, the fair value of these liabilities increase, and a corresponding loss is recorded. When our stock price falls, the fair value of these decreases and a corresponding gain is recorded. These gains or losses will continue to recur and effect reported GAAP net income for each reporting period so long as we are obligated to issue shares upon conversion of our outstanding $25.9 million convertible note or exercise of our currently outstanding warrants. Our $25.9 million convertible note will become due and payable on December 31, 2009. A portion of our outstanding warrants will expire on December 31, 2009 and the remaining warrants will expire on August 5, 2010.

We believe reporting non-GAAP adjusted net income or loss by removing the effect of the gain or loss recorded for our embedded and warrant derivatives on our GAAP net income or loss is useful to an investor in evaluating our operating performance because:

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of the derivatives from our operating results;

•	it is the primary measure used by our management to evaluate the economic productivity of our operations; and

•	it helps investors to more meaningfully compare our results to our industry and our competitors without regard to the derivative gains or losses which fluctuate based primarily on our stock price; a fluctuation which is not under our direct control.

Our management uses non-GAAP adjusted net income or loss:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of the derivative liabilities, due primarily to the fluctuations in our stock price;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	for planning purposes, including the preparation of our annual operating budget;

•	for compensation purposes, including the basis for incentive quarterly and annual bonuses for certain employees and executive management; and

•	with respect to compliance with our senior credit facility, which contains certain financial covenants that exclude the gain or loss on our derivatives.

There are limitations to using a measure such as a non-GAAP adjusted net income or loss, including the difficulty of comparing results among more than one company. Management compensates for these limitations by considering the economic effect of the excluded derivative gain or loss items independently as well as in connection with its analysis of net income or loss for the reporting period. The reporting of a non-GAAP adjusted net income, as adjusted for the derivative gains or losses, should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles.

We have included a presentation of net loss as calculated under GAAP and a reconciliation to non-GAAP adjusted net loss, due to the loss on the embedded and warrant derivatives, for the nine month period ended September 30, 2005, as follows:

	Nine Months Ended September 30,
	2005	2004
Net loss
As reported	$(12,132,000)	$(6,581,000)
Add loss on embedded derivatives	4,009,000	—
Add loss on warrant derivatives	3,500,000	—

Non-GAAP adjusted net loss	$(4,623,000)	$(6,581,000)

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Net sales for the year ended December 31, 2004, increased by $25.3 million, or approximately 15.8%, when compared to the prior year. When compared to the prior year, Florida sales of $24.3 million were up 51.8%; Texas sales of $12.4 million were up 38.0%; Arizona sales of $30.3 million were up 69.6% and California sales of $118.2 million were up 1.0%. The significantly increased sales in Florida are a result of the much anticipated school market opening up because of available state and local funding. The increased sales in Arizona are largely attributable to U.S. military troop housing solutions as bases were reorganized. General improvement in the commercial market sold primarily through dealers also contributed to the sales increase across Modtech.

California classroom sales, including both relocatable and permanent modular construction declined 8.3% to $94.6 million when compared to the prior year. This decline in net sales is due to timing of specific projects as the overall backlog of California classroom projects grew significantly during the year.

Gross loss for the year ended December 31, 2004 was $2.9 million, a decrease of $14.9 million, or approximately 124.5%, when compared to the previous year. Gross loss as a percentage of net sales decreased to 1.6% in 2004 from a gross profit of 7.5% in 2003. The decrease in gross profit was due to several factors.

Cost overruns of $9.7 million were charged to the Heritage High School project in Brentwood, California. Four million dollars of these costs overruns resulted from events that occurred in 2004 and this portion of the cost overrun was identified by us prior to December 31, 2004. The remaining $5.7 million in additional cost overruns was identified in April and May 2005 prior to the issuance of our 2004 consolidated financial statements. These overruns are included in the 2004 results because they relate to certain contract conditions that existed as of December 31, 2004 and the subsequent information obtained during April and May 2005 allowed for the refinement of the loss estimate on this contract prior to the issuance of our consolidated financial statements. This refinement is made pursuant to paragraph 82 of the AICPA’s Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which states that cost estimate refinements obtained subsequent to the balance sheet date should be included as an adjustment to the unissued financial statements. The Heritage project was substantially completed in the first week of June 2005.

Of the total $9.7 million in cost overruns on the Heritage project, approximately $3.0 million was due to additional material, labor, project supervision and related costs. The additional costs were caused by what we consider differences between the architect’s plans and the specifications on which we bid the project.

Approximately $4.8 million of the Heritage project cost overruns arose out of a dispute between us and the architect concerning the structural integrity of our welds as called for in the original scope of the project. At the school district’s insistence, the welds were tested in 2004 at a direct cost of approximately $1 million. The district delayed in approving the results of the test and a second test had to be conducted in 2005. The test results were approved by the school district and the structural integrity of the welds confirmed in late March 2005. The delay in approving the welds resulted in an accelerated timeline to complete the Heritage project which, in turn, led to approximately $3.8 million in additional costs. The additional costs were primarily labor costs, including the subcontracting of additional laborers and overtime charges.

Finally, approximately $1.9 million of the Heritage cost overruns were the result of correcting construction quality problems discovered during 2005 as a result of the inspection of the weld tests.

Inventory write-downs accounted for approximately $1.7 million of the gross margin erosion. Certain costs were associated with inventory that had been set aside for a specific project that was cancelled during the quarter ended September 30, 2004. It was also determined that the inventory would not be usable in a replacement project. This inventory included steel and restricted use elevators that were not transferable to other projects. Other steel inventory was written down when it was determined after the quarterly inventory that the specific lengths and specifications were not usable.

Another significant factor in the loss incurred during 2004 was the increased prices for commodities such as steel, lumber and plywood. Some steel components used in our products nearly doubled in price during 2004 and overall our steel costs were up in excess of 30%.

Although we experienced a loss in 2004, we expect higher margins in the future because certain of the events we experienced in 2004 are not expected to continue into 2005. We do not anticipate commodity prices to increase in 2005 as they did in 2004, and we are attempting to negotiate the right in our new contracts to pass future commodity price increases on to our customers. Also, we have shifted our product focus away from the lower margin complex customized structures to the higher margin standard buildings.

In 2004, selling, general and administrative (SG&A) expenses increased $6.4 million over the prior year with SG&A costs representing 7.8% of net sales compared to 5.1% of net sales in the prior year. This increase is attributable to costs of $2.1 million associated with the senior management change that occurred in the quarter ended September 30, 2004, increased professional fees associated with compliance with the Sarbanes Oxley Act of 2002, professional and settlement fees associated with certain benefits plans and to increases attributable to higher sales activities across Modtech. We expect to continue the higher costs associated with our anticipated growth. We also expect Sarbanes Oxley compliance costs to continue with higher internal costs and continued costs associated with independent testing. The costs associated with the management change and certain professional and other fees are not expected to recur.

We recognized a gain of $745,000 on the sale of property in Florida in 2004.

There was no impairment of goodwill recorded for the year ended December 31, 2004 because our fair value (as determined by the December 31, 2004 closing stock price) exceeded book value. In the future, goodwill may be impaired by events or circumstances that lower the fair value below book value. These events or circumstances include, but are not limited to, things such as continued operating losses; unanticipated competition; a significant adverse change in legal factors or in the business climate; or other factors leading to a decline in estimated future cash flows.

In 2004, net interest expense increased from $1.4 million in 2003 to $2.9 million in 2004. The increase is attributable to higher interest rates and a significantly higher average revolver usage due to our operating losses during 2004. Also included in 2004 is the amortization of debt issuance costs of $643,000 as a result of the partial extinguishment of the prior credit facility at year-end. Interest expense will be higher in 2005 due to the increased debt and increased interest rates.

We recognized $795,000 of other income related to the settlement of a lawsuit we filed.

The benefit for income tax of $0.1 million for the year ended December 31, 2004 compares to a provision of $0.9 million for the year ended December 31, 2003. Although we expect to return to profitability in 2005, minimal tax benefit was recognized because our cumulative losses for the three years ended December 31, 2004 created significant negative evidence that it is more likely than not that we will not be able to realize our net deferred tax assets. We were not able to overcome the negative evidence with the objective positive evidence and therefore recorded a valuation allowance against our net deferred tax assets of $7.3 million. Our 2004 effective tax rate was 39.6% before the deferred tax asset valuation adjustment compared to prior year at 39.2% and is expected to remain approximately within this range for 2005.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Net sales for the year ended December 31, 2003, declined by $8.1 million, or approximately 4.8%, when compared to the prior year. The decrease in 2003 is attributable to lower sales of commercial and industrial buildings, reflecting the general business decline in the non-residential building sector and the overall economy. Lower sales were also impacted in the fourth quarter by the shift in marketing approach for non-classroom sales as we moved away from a reliance on a dealer network and focused more on direct sales for these products. We believe that the decline in sales associated with the shift to greater direct sales is temporary as we develop the necessary sales network.

Gross profit for the year ended December 31, 2003 was $11.9 million, a decrease of $11.3 million, or approximately 48.5%, when compared to the previous year. Gross profit as a percentage of net sales decreased to 7.5% in 2003 from 13.8% in 2002. The decrease in gross profit was due to several factors.

Unplanned costs on certain projects were driven by the transition to more complex, multi-story projects that accelerated during 2003. With these complex projects accounting for more than 50% of the net revenue in 2003, up significantly over the prior year, we went through a significant learning curve, particularly for the on-site portion of the contracts.

Unabsorbed fixed and semi-variable costs associated with the decline in production during the fourth quarter contributed significantly to the decline in gross margin for 2003. Fourth quarter sales of $23.1 million were down $13.1 million from the prior year fourth quarter.

During 2003 we closed three leased facilities, consolidating three facilities into one in Florida and two facilities into one in Arizona. These plant consolidations increased incremental costs in fiscal 2003, as compared to fiscal 2002.

In 2003, selling, general and administrative (SG&A) expenses increased $0.4 million over the prior year with SG&A costs representing 5.1% of sales compared to 4.6% of sales the prior year. This increase was directly attributable to increased sales activities in the Florida classroom market and to the shift to direct sales for non-classroom sales.

In 2002, in accordance with SFAS No. 142, we took an impairment charge to goodwill of $37,289,000, which was recognized as a cumulative effect of a change in accounting principle in the three month period ended March 31, 2002. Effective January 1, 2002 we ceased amortizing our goodwill and continued to amortize the covenants not to compete we received in our acquisitions of businesses over their respective useful lives. In 2003, covenant amortization decreased $0.3 million as a result of certain covenants not to compete becoming fully amortized. The remaining covenants not to compete will be fully amortized in 2006.

Net interest expense declined from $1.6 million in 2002 to $1.4 million in 2003. The decrease was attributable to repayments on long-term debt. As a percentage of net sales, net interest expense decreased to 0.8% in 2003 from 1.0% in 2002.

The provision for income taxes was $0.9 million for the year ended December 31, 2003, compared to $5.8 million for 2002. Our effective tax rate decreased from 42.8% for the year ended December 31, 2002 to 39.2%

for the year ended December 31, 2003. The decrease in income taxes was attributed to the decrease in income before income taxes and a decrease in estimated taxes for tax settlements.

Liquidity and Capital Resources

We have historically funded our operations and capital expenditures mostly with cash generated internally by operations, and borrowings under various credit facilities as well as cash received from exercised options.

Private Placement Issuance of Common Stock

On August 5, 2005, we completed a $11.6 million equity infusion through a private placement of 2,046,000 shares of our common stock and five-year warrants to purchase an additional 1,023,000 shares of common stock. The securities were offered and sold to a group of accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933. The investment group consisted of current institutional investors in the Company and certain Company officers and directors. Institutional investors paid $5.67 per share, including a warrant for one-half share, which was the average of the closing bid prices of our common stock for the five-day trading period from May 26, 2005, through June 2, 2005. The Company’s officers and directors paid $6.285 per share, (including a warrant for one-half share) which was the closing bid price for our common stock on August 4, 2005, plus $0.085.

We used approximately $1.1 million and $7.4 million of the proceeds to pay down our Term Loan and Revolving Credit Loan (defined below), respectively. The balance is to be used for working capital.

New Credit Facility

During the quarter ended March 31, 2005, we entered into a Financing Agreement (the “New Credit Facility”) with Fortress Credit Corporation (the “Senior Lender”). The New Credit Facility provides $17.0 million in revolving credit loans (the “Revolving Credit Loan”) and a $21.0 million term loan (the “Term Loan”). The Revolving Credit Loan also provides for a letter of credit subfacility in the maximum amount of $10.0 million. The New Credit Facility is secured by substantially all of our assets (see note 4 in the Notes to Condensed Financial Statements for the nine-month period ended September 30, 2005).

On August 5, 2005, in connection with the closing of the $11.6 million equity infusion, we entered into a first amendment to the New Credit Facility which amended certain financial covenants and waived any prior non-compliance with such covenants. On September 19, 2005, we entered into a second amendment to the New Credit Facility which increased the rate at which the Company can borrow funds from once to twice within any period of five consecutive business days and revised the definition of the borrowing base to include all cash and cash equivalents up to a maximum of $5.0 million. Previously, the New Credit Facility excluded the first $5.0 million of cash and cash equivalents from the borrowing base. Pursuant to this second amendment, we are required to pay down our Revolving Credit Loan whenever our cash and cash equivalents exceed $5.0 million and we are prohibited from accumulating cash and cash equivalents in excess of $5.0 million until the Revolving Credit Loan has been paid off in full.

During the third quarter of 2005, we paid down our Term Loan by $4.9 million due to the receipt our 2004 federal income tax refund. This was a mandatory prepayment required under the terms of the Term Loan agreement. This $4.9 million principal payment reduced the long-term portion of the Term Loan and correspondingly reduced our overall maximum credit under this facility from $38.0 million to $33.1 million.

Amounts owed under the New Credit Facility may be accelerated under various circumstances more fully described in the New Credit Facility, including, but not limited to, the failure to make principal or interest payments due under the New Credit Facility, breaches of certain covenants, representations and warranties set forth in the New Credit Facility, the occurrence of certain insolvency or receivership events affecting us and certain events having a material adverse effect on our business, assets, operations or condition taken as a whole.

The New Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including, without limitation, restrictions on our ability to, among other things, incur debt, create liens, make investments, pay dividends, sell assets, undertake transactions with affiliates, and enter into unrelated lines of business.

Amended and Restated Convertible Note

On August 5, 2005, in connection with the $11.6 million equity infusion, we also amended and restated our $25.0 million Note to increase the principal amount to $25.9 million to cover amounts owed under an existing Registration Rights Agreement for failing to have a registration statement covering the shares issuable upon conversion of the Note and exercise of a warrant held by the Note holder declared effective in a timely manner. In connection with the amendment to the Note, we also issued a new warrant to the Note holder initially exercisable for 8,276 shares of common stock (“New Warrant”). This New Warrant is in addition to the warrant previously issued to the Note holder that was initially exercisable for 229,886 shares.

The amended Note and both of the warrants issued to the holder of the Note have a weighted average anti-dilution provision that would cause an adjustment to the conversion price of the amended Note and the exercise price of the warrants, respectively, and that would increase the number of shares issuable under the amended Note and the warrants upon the occurrence of specified events. The conversion price of the amended Note and the exercise price of both the warrants has been reduced from the initial $8.70 per share to $8.57 and $8.56 per share, respectively, due to an adjustment pursuant to customary anti-dilution provisions resulting from our equity private placement on August 5, 2005. This adjustment in the exercise price correspondingly increased the number of shares convertible on the Note to 3,022,171 shares of common stock and the total number of shares exercisable for both warrants to 242,057 shares of common stock. The conversion price of the Note and the exercise price of either warrant cannot be reduced below $8.57 and $8.56 per share, respectively, without stockholder approval. We have agreed to seek stockholder approval of our equity private placement on August 5, 2005 and the issuance of shares upon conversion of the amended Note which, if obtained, will reduce the conversion price of the Note and the exercise price of both warrants to $7.82 per share. The Note holder may convert the Note or exercise either warrant at any time or from time-to-time.

In connection with this transaction, we agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased, shares issuable upon conversion of the Note, and shares issuable upon exercise of all warrants. We further agreed to make the registration statement effective within ninety days of the transaction closing date to avoid additional penalties as detailed in the First Amended and Restated Registration Rights Agreement.

On December 31, 2004, we entered into a securities purchase agreement (the Agreement) with an institutional investor, pursuant to which we issued and sold to the investor a $25 million convertible note and a related warrant.

The principal owing under the Note is due on December 31, 2009. The Note holder has the option to cause us to redeem up to $8.33 million face amount of the Note on June 30, 2006, $9.23 million on June 30, 2007 and $8.33 million on June 30, 2008. The principal is payable in cash; provided, however, that if our senior credit facility would prevent such cash redemption, at our option, the principal may be repaid by converting the principal amount to be repaid into common stock at a conversion price of 95% of the arithmetic average trading price of the common stock for a specified number of trading days prior to the scheduled principal payment date and if other specified conditions are satisfied, including compliance with Nasdaq National Market regulations. We have the right to prepay the principal amount owing under the Note in cash after December 31, 2007 if certain conditions are met, among other things that the price of our common stock exceeds 175% of the Conversion Price.

The Note bears interest at 7% per annum. Interest on the Note is payable quarterly in cash.

The Note contains restrictive covenants, including covenants that prohibit us from incurring certain indebtedness, establishing certain liens on our assets or issuing any variable priced securities. The terms of the Note require us to maintain certain financial ratios on a quarterly basis. The covenants are substantially similar to the covenants contained in our new senior credit facility.

The Note is secured by a $10 million cash collateral account. The cash collateral is not accessible for use by us until such time as it is released. The cash held in the cash collateral account will be reduced as certain financial milestones are met and can be used, in part, to fund optional redemptions that may be exercised by the Note holder on June 30 of 2006, 2007 and 2008, or upon an “event of default” under the Note.

The Note is also secured by a security interest in our assets, subordinated only to certain senior indebtedness, including our existing credit facility with our senior lenders.

As part of the transaction, we issued to the investor a five-year warrant to purchase shares of common stock exercisable for 8% of the shares underlying the Note. The warrant may be exercised at any time after issuance and expires December 31, 2009.

We are required to seek stockholder approval prior to any future issuance of our common stock or securities convertible into our common stock that would constitute a dilutive issuance under the Note and warrant, with certain exceptions (such as issuances of common stock under our stock option plans or in connection with any acquisition in an amount not to exceed 20% of the outstanding shares of common stock in any twelve month period).

Closure and Sublease of the Lathrop Facility

On February 1, 2005, we announced plans to consolidate our manufacturing facilities by closing our 30-acre Lathrop plant in Northern California and shifting production to other plants, principally those located in Southern California. The closure was completed in April 2005. We originally estimated that the related exit costs associated with this closure would be approximately $700,000. Actual exit costs incurred as of the nine month period ended September 30, 2005 have been substantially lower than this original estimate, totaling only approximately $155,000. We do not expect to incur any significant additional exit costs in the future related to the Lathrop plant closure.

On July 29, 2005, we entered into a sublease (the “Sublease”) with Boise Building Solutions Distribution, L.L.C. (“Boise”) pursuant to which we leased to Boise our former Lathrop plant. The initial term of the Sublease will expire August 1, 2015 and may be extended by Boise, at its option, to August 31, 2019. The monthly rent is $31,500 through August 31, 2007. The rent increases to $34,500 per month on September 1, 2007 and every two years thereafter in accordance with the terms of the Sublease up to a maximum of $39,900 per month commencing September 1, 2013.

The former Lathrop plant is leased by us from BMG2 Enterprises through December 31, 2019 pursuant to an Industrial Real Estate Lease, dated January 2, 1990, as amended by Amendment Number 1 to Industrial Real Estate Lease, dated July 29, 2005 (the “Amendment”). The Amendment, which was entered into in connection with the Sublease, extended the lease term to December 31, 2019, clarified the description of the property and provided for certain improvements Boise wished to make on the property. The current monthly rent under the Amendment is $29,600 which is subject to increases every January 1st based on increases in the Consumer Price Index.

Working Capital

At September 30, 2005, we had $3.5 million in unrestricted cash and an additional $17.4 million in restricted cash. During the nine months ended September 30, 2005, our operating activities used net cash of $7.6 million, primarily due to the changes in working capital accounts that resulted in a net use of cash totaling $6.6 million during the period. Included in the net cash used by working capital items were an increase in contracts receivable and costs and estimated earnings in excess of billings totaling $16.4 million, resulting from increased sales, and an offsetting decrease in inventory of $0.8 million, due largely to the implementation of lean manufacturing principals, a decrease in the income tax receivable of $5.0 million, due to the receipt of our income tax refunds, and an increase in accounts payable and accrued liabilities totaling $3.2 million, due to the overall increase in sales.

During the year ended December 31, 2004 we used cash of approximately $9.1 million for operations; for the years ended December 31, 2003 and 2002, our operations provided cash in the amounts of approximately $14.1 million and $8.2 million, respectively. At December 31, 2004, we had $11.8 million in cash and cash equivalents and working capital of $11.6 million.

Cash increased over the prior year due to the sale of a senior secured, convertible note presented in more detail below. Accounts receivable increased primarily due to the higher revenues occurring during the fourth quarter of 2004 compared to 2003, resulting from favorable market conditions and recovery over the prior year. Inventories increased primarily due to increased purchases of steel during 2004 as we attempted to manage both price impact and possible shortages resulting from the world-wide steel commodity issues experienced throughout 2004.

Current liabilities increased during the fourth quarter of 2004 compared to 2003 due to an increase in accounts payable attributable primarily to increased volume inventory purchases and a lengthening of payment terms and to an increase in current revolving credit.

We had working capital of $11.6 million, $21.5 million and $28.0 million at December 31, 2004, 2003 and 2002, respectively. In 2004, current assets increased by $24.4 million over the prior year, with an increase of $10.7 million in cash, an increase of $10.8 million in contracts receivable and an increase of $6.8 million in inventory accounting for the majority of the increase. These increases were offset by a decrease in current deferred tax assets of $2.9 million. Current liabilities increased by $34.3 million for 2004 when compared to the prior year. This increase is primarily attributable to an increase of $14.0 million in accounts payable, an $8.5 million increase in current debt year-over-year, an increase of $4.2 million in accrued estimated future contract losses and $5.2 million in derivatives and warrants relating to a $25 million convertible note issued on December 31, 2004.

Covenants

Our financial performance for the three and nine month periods ended September 30, 2005 resulted in the violation of certain financial covenants within the New Credit Facility. We have obtained waivers for all such covenant violations.

Our financial performance during 2004 resulted in the violation of certain bank covenants under our loan agreement during the year and at year-end for which we received a waiver from our lenders. On December 29, 2004 we entered into an Amendment and Forbearance Agreement with our existing senior lending group which provided for, among other things, relief from our financial covenants through March 31, 2005 to allow for refinancing our debt. At December 31, 2004, $16.9 million was outstanding under the revolving credit line and $5.0 million was outstanding under the term portion of the facility with the existing senior lending group.

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2005 were $965,000. As of September 30, 2005, we had commitments of approximately $150,000 for future capital expenditures. For fiscal 2005, management expects total capital expenditures to be approximately $1.5 million.

Capital expenditures amounted to $1.4 million, $4.7 million and $1.1 million during the years ended December 31, 2004, 2003 and 2002, respectively. In all three years, the majority of expenditures were a result of expanding production capacity at our various facilities. We expect to expend approximately $1.5 million in capital projects in 2005.

Liquidity

We have experienced net losses and negative operating cash flows during the nine month period ended September 30, 2005. To continue to fund our working capital, capital expenditures and debt service requirements for the next twelve months will require improvements in our operating results and operating cash flow. We are currently in discussions with our Senior Lender to amend the financial covenants in our New Credit Facility to reflect the prior losses and new financial projections. We are aggressively pursuing improvements in our cash flow and operating results, including specific steps directed at conserving cash, increasing margins and reducing costs. Although management believes that its efforts will succeed in enabling us to improve our financial position and meet our cash requirements for the next 12 months, there can be no assurances that we will be successful.

Modtech has also suffered a significant operating loss as well as negative operating cash flow in the fiscal year ended December 31, 2004 and continues to be subject to certain risks as further described in “Risk Factors.”

Commitments and Contingencies

The following table represents a list of our contractual obligations and commitments as of September 30, 2005:

	Payments Due by Year
	Total	2005	2006	2007	2008	2009	Thereafter
	(amounts in thousands)
Long-term debt	$39,796	$1,000	$12,333	$13,233	$13,229	—	—
Operating leases	8,079	290	1,160	1,070	619	$588	$4,352

Total contractual cash obligations	$47,875	$1,290	$13,493	$14,303	$13,848	$588	$4,352

Use of Estimates and Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (SEC) requested that all registrants list their most “critical accounting policies” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management continually evaluates its estimates and assumptions including those related our most critical accounting policies. Management bases its estimates and assumptions on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Changes in economic conditions could have an impact on these estimates and our actual results. Management believes that the following may involve a higher degree of judgment or complexity:

Allowances for Contract Adjustments

We maintain allowances for contract adjustments that result from the inability of our customers to make their required payments. Management bases its allowances on analysis of the aging of accounts receivable, by account, at the date of the financial statements, assessments of historical collection trends, and an evaluation of the impact of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accrual for Worker’s Compensation Reserve

We are self-insured for workers compensation under a high deductible program. Management bases its accrual estimate on input from the insurance carrier which includes information regarding open and closed cases, historical costs associated with those claims, certain developed costs and an estimate of Incurred But Not Reported claims. Actual costs often vary from estimates recorded on our consolidated financial statements.

Revenue Recognition on Construction Contracts

Contracts are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. The percentage-of-completion methodology generally results in the recognition of reasonably consistent profit margins over the life of a contract. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract’s term. The resulting difference is recognized as unbilled or deferred revenue.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through corporate policy, approval and monitoring processes. Risks relating to project delivery, productivity and other factors are considered in the estimation process. Our estimates of revenues and costs on construction contracts change periodically in the normal course of business due to factors such as productivity and modifications of contractual arrangements. Such changes are reflected in the results of operations as a change in accounting estimate in the period the revisions are determined. Provisions for estimated losses are made in the period in which the loss first becomes apparent.

Valuation of the Embedded Derivatives

The valuation of our embedded derivatives associated with our $25.9 million replacement note, and our warrant derivatives, associated primarily with 1,023,000 warrant shares issued in connection with our $11.6 million private equity placement on August 5, 2005, are determined primarily by the Black-Scholes option pricing model. An embedded derivative is a derivative instrument that is embedded within another contract, which under the convertible note (the host contract) includes the right to convert the replacement note by the holder, certain default redemption right premiums and a change of control premium (payable in cash if a fundamental change occurs). In accordance with FASB Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, these embedded derivatives are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. A warrant derivative liability is determined in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Based on EITF 00-19, warrants which are determined to be classified as derivative liabilities are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period.

To determine the fair value of our embedded derivatives, management evaluates assumptions regarding the probability of certain future events. Other factors used to determine fair value include our period end stock price, historical stock volatility, risk free interest rate and derivative term. The fair value recorded for the derivative liability varies from period to period. This variability may result in the actual derivative liability for a period either above or below the estimates recorded on our consolidated financial statements, resulting in significant fluctuations in other income (expense) because of the corresponding non-cash gain or loss recorded.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 151, “Inventory Costs”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires those items be recognized as current-period charges. The provisions of this statement shall be effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. We do not expect adoption of this statement to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment” (“SFAS 123R”), which is a revision to Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB No. 25. This statement addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in the first calendar quarter of 2006, beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and modified retrospective adoption options. Under the modified retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the modified retrospective method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have not yet determined the method of adoption or the effect of adopting SFAS 123R; however, we believe the adoption of SFAS 123R may have a material effect on our financial results during the period of adoption. We have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections—a replacement of APB No. 20 and SFAS No. 3” (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. We do not believe that adoption of this standard will have an impact on our consolidated financial statements.

Seasonality

Historically, our quarterly revenues have been highest in the second and third quarters of each calendar year because a large number of orders for modular classrooms placed by school districts require that classrooms be constructed, delivered and installed in time for the upcoming new school year which generally commences in September. We have typically been able to add employees as needed to respond to the corresponding increases in manufacturing output required by such seasonality to meet currently foreseeable increases in this seasonal demand.

Our first and fourth quarter revenues are typically lower due to greater number of holidays and days of inclement weather during such periods. In addition, our operating margins may vary on a quarterly basis depending upon the mix of revenues between standardized classrooms and higher margin customized classrooms and the timing of the completion of large, higher margin customized contracts.

We anticipate a smoothing of this seasonality due to the growing impact of multi-year contracts and increased sales outside the traditional classroom market. However, these factors will not fully offset the impact of inclement weather and concentrations of holidays. So although the impact of seasonality is expected to be diminished, revenue and margins in the first and fourth quarters will likely be lower than in the second and third quarters.

The following tables present our unaudited quarterly information for each quarter of fiscal years 2003 and 2004 and the first quarter of 2005. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2005:
Net sales		$65,576,000	$58,297,000	$50,538,000
Gross profit		4,771,000	6,081,000	2,322,000
Net (loss) income		(10,656,000)	2,656,000	(4,132,000)
(Loss) earnings per common share:
Basic		$(0.66)	$0.18	$(0.28)
Diluted		(0.66)	0.18	(0.28)

2004:
Net sales	$45,207,000	$55,950,000	$54,628,000	$29,409,000
Gross (loss) profit	(3,213,000)	(3,023,000)	3,546,000	(230,000)
Net (loss) income	(11,965,000)	(5,639,000)	759,000	(1,701,000)
(Loss) earnings per common share:
Basic	$(0.86)	$(0.41)	$0.05	$(0.12)
Diluted	(0.86)	(0.41)	0.05	(0.12)

2003:
Net sales	$23,143,000	$50,729,000	$45,713,000	$40,285,000
Gross (loss) profit	(3,064,000)	6,010,000	5,212,000	3,774,000
Net (loss) income	(3,242,000)	2,191,000	1,580,000	928,000
(Loss) earnings per common share:
Basic	$(0.24)	$0.16	$0.12	$0.07
Diluted	(0.24)	0.15	0.11	0.07

Inflation

We are subject to the effects of changing prices. During the nine months ended September 30, 2005, there was no significant inflationary impact. However, there are certain potential increasing future costs for lumber and plywood products resulting from the recent hurricanes which struck the Gulf Coast region. While the cost outlook for commodities used in our products, in particular steel, dimensional lumber and plywood products is not certain, management believes it can manage these inflationary pressures with sales price adjustments as allowed by our newer contracts and by actively pursuing internal cost reduction efforts, including improved supply chain and inventory management.

During 2004, we realized dramatic and unprecedented increases in the price of certain commodities used in the production of our products, in particular steel, dimensional lumber and plywood products.

Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk that a change in the level of one or more market factors such as interest rates, foreign currency exchange rates, or equity prices will result in losses for a certain financial instrument or group of instruments. We do not hold any financial instruments that are subject to such risks, but we are exposed to the risk of increased interest rates on our current credit facility, the risk of volatility with the embedded derivatives associated with our convertible note and the risk of loss on credit extended to our customers.

Interest Rate Risk

We are exposed to the risk of fluctuation in interest rates on our $38 million New Credit Facility. During the quarter ended September 30, 2005, we did not use interest rate swaps or other types of derivative financial instruments. The carrying value of the New Credit Facility approximates fair value as the interest rate is variable and resets frequently. Indebtedness under the senior credit facility bears interest at a variable rate of 3.75% to 4.75% per annum plus the greater of 5% or JPMorgan Chase Bank’s prime rate. Interest is payable monthly. The Term Loan bears interest at the 30-day LIBOR rate plus a variable rate of 7.5% to 8.5% per annum payable monthly. The variable rates depend on our senior secured leverage ratio. Our total debt outstanding under the senior credit facility as of September 30, 2005 is $16.4 million. Therefore, based on our outstanding borrowings as of September 30, 2005, a one-percentage point increase in interest rates would result in an increase in interest expense of $41,000 quarterly or $164,000 annually.

Credit Risk

Our credit terms generally are “net 30” for dealer accounts and defined by contracts which vary for direct sales. We actively monitor the risk of loss through a variety of control procedures involving senior management. Historically, credit losses have been less than 0.5% of sales and within our expectations.

BUSINESS

Business Overview

We are a leading provider of modular classrooms in the State of California and a significant provider of commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Texas, Florida and other neighboring states. We are also a significant provider of modular classrooms outside the State of California, and we are expanding our classroom offerings in all locations in response to increasing demand for new classroom products.

Modtech was founded in 1982 with its initial business consisting of purchasing unfinished and outdated classroom shells and performing installation work. We subsequently changed our business to the design, manufacturing, marketing and installation of classroom and other custom modular projects. We have grown internally and through acquisitions to become one of the premier modular building manufacturers in the country. In February 1999 we merged with SPI Holdings Inc., a Colorado corporation, which designed and manufactured commercial and light industrial modular buildings in Arizona, Texas and California. In March 1999 we acquired Coastal Modular Buildings, Inc. and in March 2001 we acquired Innovative Modular Structures. Both companies were based in central Florida. All of the acquired companies have been fully integrated into Modtech Holdings, Inc. We are a Delaware corporation and maintain our corporate offices in Perris, California.

Public Funding

Virtually all of our classroom sales are dependant on public funding. Funding initiatives passed by the voters of California have contributed to our growth and success.

In 2002, the California legislature approved spending approximately $25 billion on new classroom and school construction. The funding was to come from bond issues to be approved by the voters. Between 2002 and 2004, California voters approved the bond issues.

Florida voters approved a constitutional amendment in 2002 to address overcrowded public schools. This amendment establishes statewide ceilings to be in place by 2010; 18 students per classroom in kindergarten through third grade, 22 per classroom in fourth through eighth and 25 per classroom in high school. A number of counties have passed sales-tax initiatives to fund these new classrooms.

The statutes affecting demand for modular relocatable classrooms in California, among other things, prescribe the methods by which our customers, primarily individual school districts, obtain funding for the construction of new school facilities, and the manner in which available funding is to be spent by the school districts.

In 1978, Proposition 13 was approved, which rolled back property taxes and limited the ability of local school districts to rely upon revenue from such taxes to finance the construction of school facilities. As a result, financing for new school construction and rehabilitation of existing schools by California school districts is currently provided, at the state level, by funds derived from general revenue sources or statewide bond issues, and, at the local level, by local bond issues and fees imposed on the developers of residential, commercial and industrial real property (“Developer Fees”). Historically, the primary source of financing for the purchase or lease of relocatable classrooms has been state funding.

A source of funding at the State level for new school facilities is through the issuance and sale of statewide general obligation bonds which are repaid out of the State’s General Funds. Proposals to issue such bonds are placed on statewide ballots from time-to-time in connection with general or special elections, and require approval by a majority of the votes cast in connection with such proposals.

Local school districts in California have the ability to issue local general obligation bonds for the acquisition and improvement of real property for school construction. These bond issues require the approval of 55% of the voters in the district and are repaid using the proceeds of increases in local property taxes. A local school district may also levy Developer Fees on new development projects in the district, subject to a maximum rate set by state law. The Developer Fees can only be levied if the project can be shown to contribute to the need for additional school facilities and the fee levied is reasonably related to such need. In addition, California law provides for the issuance of bonds by Community Facilities Districts which can be formed by a variety of local government agencies, including school districts. These districts, known as “Mello-Roos” districts, can have flexible boundaries and the tax imposed to repay the bonds can be based on property use, acreage, population density or other factors.

Industry Overview

In recent years, the growth in population in California, both from births and from immigration, has led to increasing school enrollments. As a result, classrooms in many California school districts currently are reported to be among the most crowded in the nation, with an average of 29 students per class compared to a national average class size of 17. Additionally, changes in population demographics have left many existing permanent school facilities in older residential areas with excess capacity due to declining enrollments, while many new residential areas are faced with a continuing shortage of available classrooms. Consequently, it has become necessary to add additional classrooms at many existing facilities, and to build a number of new schools.

Both the construction of new schools and the addition of classrooms at existing schools are tied to the sources and levels of funding available to California school districts. The availability of funding for new school and classroom additions, in turn, is determined in large measure by the amount of tax revenue raised by the State, the level of annual allocations for education from the State’s budget which is determined by educational policies that are subject to political concerns, and the willingness of the California electorate to approve state and local bond issues to raise money for school facilities.

When compared to the construction of a conventionally built classroom, modular classrooms offer a number of advantages, including, among others:

Lower Cost	—	The cost of our standard classroom may be as low as $33,000 installed, as compared to $100,000 to $120,000 for conventional site built construction of a comparable classroom;

Shorter Construction Time	—	A modular classroom can be built and ready for occupancy in a shorter period of time than that needed for state approval and construction of a site built conventional school facility;

Flexibility of Use	—	Modular re-locatable classrooms enable a school district to use the units for short or long-term needs and to move them if necessary to meet shifts in student populations; and

Ease of Financing	—	As personal rather than real property, modular classrooms may be leased on a long or short-term basis from manufacturers and leasing companies. This allows school districts to finance modular classrooms out of both their operating and capital budgets.

Our commercial and light industrial building revenues in the nonresidential modular market have resulted from the wide-spread acceptance of modular structures as an alternative to traditional site construction and the increasing number of applications for modular buildings across a broad spectrum of industries. Because modular buildings are constructed in a factory using an assembly line process, construction is typically not subject to the delays caused by weather and site conditions. Our buildings can, therefore, generally be built faster than conventional buildings, at a lower cost and with more consistent quality. Our buildings can generally be relocated more easily to meet the changing needs of end users and be quickly joined to other modular buildings to meet increased space requirements. Permanent modular construction has many of the same time saving characteristics as do the relocatable buildings, but can experience the same site delays as conventional construction.

California Modular Relocatable Classrooms

Our California modular re-locatable classrooms are designed, engineered and constructed in accordance with structural and seismic specifications and safety regulations adopted by the California Division of the State Architect, standards which are more rigorous than the requirements for other portable buildings. The Division of the State Architect, which regulates all school construction on public land, has prescribed extensive regulations regarding the design and construction of school facilities, setting minimum qualifications for the preparation of plans and specifications, and reviews all plans for the construction or material modifications to any school building. Construction authorization is not given unless the school district’s architect certifies that a proposed project satisfies construction cost and allowable area standards. We interface with each school district’s architect or engineer to process project specifications through the Division of the State Architect. We believe that the regulated environment in which our classrooms are manufactured serves as a barrier to market entry by prospective competitors. See “Business—Competition.”

Conventional site built school facilities constructed by school districts using funds from the State Office of Public School Construction typically require two to three years for approval and funding. By contrast, factory-built school buildings like our standard classrooms may be pre-approved by the State for use in school construction. Once plans and specifications for a given classroom have been pre-approved, school districts can thereafter include in their application to obtain State funds for new facilities a notification that they intend to use pre-approved, standardized factory-built classrooms. This procedure reduces the time required in the State’s approval process to as little as 90 days, thereby providing an additional incentive to use factory-built relocatable classrooms. In all cases, continuous inspection by a licensed third party is required during actual manufacture of the classrooms, with the school district obligated to hire and pay for such inspection costs.

Our California classrooms are manufactured and installed in accordance with the applicable state building codes and Department of State Architect’s interpretive regulations, which supersedes all local building codes for purposes of school construction. The classrooms must comply with accessibility requirements for the handicapped, structural, and seismic and fire code requirements. We manufacture and install standard, largely pre-fabricated modular re-locatable classrooms, as well as customized classrooms, which are modular in design, but assembled on-site using components manufactured internally together with components purchased from third party suppliers. Our classrooms vary in size from two modular units containing a total of 960 square feet to 20 units that can be joined together to produce a facility comprising 9,600 square feet. Larger configurations are also possible. Typical prices for our standard classrooms range from $33,000 to $37,000, while prices for a custom classroom generally exceed $50,000, depending upon the extent of customization required.

The two basic structural designs for standard and custom modular classrooms are a rigid frame structure and a shear wall structure. The rigid frame structure uses a steel floor and roof system, supported at each corner with square steel tubing. These buildings have curtain walls to enclose the interior from the outside, and have the advantage of unlimited width and length. Rigid frame structures may be used for multipurpose rooms and physical education buildings as well as standard classrooms. Shear wall classrooms have a maximum width of 48 feet (four 12-foot modules) and a maximum length of 60 feet. These classrooms use the exterior and interior walls to produce the required structural strength and can be built at lower costs than rigid frame structures. Our most popular factory-built classroom is a rigid frame design, with two modules connected side by side to complete a 24 by 40-foot classroom.

Custom built classrooms, libraries and gymnasiums contain design variations and dimensions such as ceiling height, roof pitch, overall size and interior configuration. These units typically are not assembled at the factory but instead are shipped in pieces, including floors, walls and roofs, and assembled on-site. Contracts for custom-built units may include the design, engineering and layout for an entire school or an addition to a school, and involve site preparation, grading, concrete and asphalt work and landscaping. Customized classrooms are generally more expensive and take longer to complete than standard classrooms.

Additionally, we have developed and manufactured two-story modular classroom buildings. A two-story complex may include cantilevered balconies, soffits, parapets and mansards. They typically include a modular elevator system as well as stairways. Our two-story structures offer a variety of material and design options such as stucco, brick veneer, fiber cement panels or traditional wood siding.

The interior and exterior of all of our modular classrooms can be customized by employing different materials, design features and floor plans. Most classrooms are open, but the interior of the buildings can be divided into individual rooms by permanent or re-locatable partitions. The floor covering is usually carpet but may be sheet vinyl or ceramic tile depending upon the intended use of the classroom. Interior wall material is usually vinyl covered firtex over gypsum board, while other finishes such as porcelain enamel or painted hardboard may be used in such places as restrooms and laboratories. Electrical wiring, air conditioning, windows, doors, fire sprinklers and plumbing are installed during the manufacturing process. The exterior of the units is typically plywood siding, painted to the customer’s specifications, but other common exterior finishes may also be applied.

Commercial and Light Industrial Modular Buildings

We design and build modular buildings to customer specifications for a wide array of uses beyond California classrooms, including governmental, healthcare, educational, airport and correctional facilities; office and retail space; daycare centers; libraries; churches; construction trailers; golf clubhouses; police stations; convenience stores; fast food restaurants; classrooms and sales offices. The modular buildings serve as temporary, semi-permanent and permanent facilities and can function as free-standing buildings or additions to existing structures. These modular buildings range in size and complexity from a basic single-unit 100-square foot module to a 50,000-square foot building combining several structures and containing multiple stories. We sell our products directly to the end customer in some instances, particularly for major projects. We also sell to and through dealers and distributors. In some instances these dealers provide 3rd party financing to the end customer for direct sales.

Customers

In California, we market and sell our modular classrooms primarily to school districts. We also sell our classrooms to the State of California and leasing companies, both of which lease the classrooms principally to school districts. Sales of classrooms to California school districts, the State of California and leasing companies accounted for 51.1%, 64.6% and 58.1% of our total net sales for the years ended December 31, 2004, 2003 and 2002, respectively. Our customers typically pay cash from general operating funds or the proceeds of local bond issues, or lease classrooms through banks, leasing companies and other private funding sources.

Sales of classrooms to individual California school districts accounted for approximately 48.4%, 52.4% and 47.2%, of our net sales during the years ended December 31, 2004, 2003 and 2002, respectively, with sales of classrooms to third-party lessors to California school districts during these periods accounting for approximately 2.0%, 9.8% and 4.5%, respectively, of our net sales. The mix of school districts to which we sell our products varies somewhat from year to year. Sales of classrooms directly to the State of California during 2004 represented approximately 0.6% of our net sales, compared to approximately 2.5% and 6.4%, of our 2003 and 2002 net sales, respectively. One of the third-party lessors to which we sell classrooms for lease to California school districts was affiliated with us through ownership by one of our former officers until August, 2004. Sales to this affiliate for the seven months ended July 31, 2004 comprised approximately 0.8% of the annual net sales. For the years ended December 31, 2003 and 2002, sales of classrooms to this affiliated leasing company comprised approximately 2.0% and 3.4%, respectively, of our net sales.

Sales and Marketing

We utilize an internal sales force which focuses primarily on classroom and other major commercial and light industrial project opportunities. We rely on dealers and distributors for additional sales in all the markets we serve. Those markets are education; government (military, homeland security and other agencies); institutional (health care, day care, correctional); retail (banks, kiosks, remote restrooms, fast food, motels, and others) and other commercial.

Most of our contracts are awarded on an open bid basis. The marketing process for many of our contracts begins prior to the time the bid process begins. After we selects bids or contracts that we desires to pursue, our marketing and engineering personnel interface directly with various school boards, superintendents or architects during the process of formulating bid or contract specifications. We prepare our bids or proposals using various criteria, including current material prices, historical overhead costs and a targeted profit margin. Many of our contracts are “turnkey”; that is, they include engineering and design, manufacturing, transportation and installation. Open bid contracts are normally awarded to the lowest responsible bidder.

Manufacturing and On-Site Installation

We use an assembly-line approach in the manufacture of our classrooms. The process begins with the fabrication of the steel floor joists. The floor joists are welded to a perimeter steel frame to form the floor sub-assembly, which is typically covered by plywood flooring. Concurrent with the floor assembly the roof structure is welded in a similar fashion with joists and a perimeter frame. The completed roof is then welded to the completed floor utilizing four tube steel corner posts creating a moment connection. The unit progresses down the production line with value added at each work station with the installation of walls, insulation, suspended grid ceilings, electrical systems, heating and air conditioning, windows, doors, plumbing and chalkboards follow, with painting and finishing crews completing the process. Once construction of a classroom commences, the building can be completed in as little as three days. The construction of custom units on-site, from pre-manufactured components, is similar to factory-built units in its progressively-staged assembly process but may involve more extensive structural connections and finish work depending upon the size and type of building, and typically takes 30 to 60 days to complete.

We are vertically-integrated in the manufacture of our modular classrooms, in that we fabricate substantially all of our own metal components at our facilities, including structural floor and roof joists, exterior roof panels, gutters, foundation vents, ramps, stairs and railings. We believe that the ability to fabricate our own metal components helps to reduce the costs of our products and controls our quality and delivery schedules. We maintain a quality control system throughout the manufacturing process, under the supervision of both our own quality control personnel and independent third party inspectors engaged by our customers. In addition, we track the status of all classrooms from sale through installation and completion.

Completed classroom units, components used in customized units, are loaded onto specially designed flatbed trailers for towing by trucks to the school site. Upon arrival at the site, the units are structurally connected, or components are assembled, and the classroom is installed on its foundation. Connection with utilities is completed in the same manner as in conventional on-site construction. Installation of the modular classrooms may be on a separate foundation, or several units may be incorporated on a common foundation, so that upon installation they appear to be an integral part of an existing school facility or function as a larger building, such as a multi-purpose room or cafeteria.

We oversee installation of our classrooms and other buildings on-site, using our own employees for project supervision as the general contractor. In many projects, we supervise subcontracted electrical, plumbing, grading, paving, concrete work, and other site preparation work and services. We have general contractor’s licenses in the states where we engage in activities that require such licenses.

In addition to approvals by the Division of the State Architect, licensed inspectors representing school district customers are present at each of our California manufacturing facilities to continuously inspect the construction of classrooms for compliance to the approved plans. On-site inspections after installation are also made by independent third party inspectors for purposes of determining compliance with the approved plans and all applicable codes.

We also use a continuous flow assembly line process for our non-classroom buildings. Multiple structures are assembled simultaneously at various stations along the assembly line. Depending upon the complexity of the design for a particular modular building, the average construction time from approval of the design to shipment ranges from 30 to 45 days. Once construction of a typical modular building commences, the building can be completed in as few as seven to ten days.

At December 31, 2004, we had six manufacturing facilities. Two are located in Perris, California, which is approximately 60 miles east of Los Angeles. The third facility is in Lathrop, California, which is located approximately 75 miles east of San Francisco. In February 2005, we announced the closure of the Lathrop facility, which was completed on April 30, 2005. This closure is discussed in more detail in the “Properties” section of this prospectus. The fourth manufacturing facility is located in Phoenix, Arizona. We have another facility in Glen Rose, Texas, which is located approximately 75 miles southwest of Dallas. Our sixth manufacturing facility is located in Plant City, Florida, approximately 30 miles northeast of Tampa.

Our standard contractual warranty for modular buildings is one year, although it may be varied by contract specifications. Purchased equipment installed by us, such as air conditioning units, carries the manufacturers’ standard warranty. Warranty costs have not been material in the past.

Backlog

We manufacture classrooms and other buildings to fill existing orders only, and not for inventory. As of September 30, 2005, the backlog of sales orders was approximately $115.0 million, down from approximately $149.3 million at September 30, 2004. We believe backlog that will be converted to sales during the last three months of the current fiscal year is approximately $50 million. The rate of booking new contracts varies month to month, and customer changes in delivery schedules occur. For these reasons, among others, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

The backlog by region as of September 30, 2005 was as follows: California—$96.9 million; Arizona—$5.0 million; Texas—$4.9 million; and Florida—$8.2 million.

Competition

The modular re-locatable classroom industry is highly competitive, with the market divided among a number of privately-owned companies whose share of the market is smaller than ours. We believe that the nature of the bidding process, the level of performance bonding required, and the industry’s regulated environment serve as barriers to market entry, and that the expertise of our management gives us an advantage over competitors.

We believe that our expertise in site preparation and on-site installation gives us a competitive advantage over many manufacturers of higher-priced, customized modular units, while our vertically integrated, assembly-line approach to manufacturing enables us to be one of the low-cost producers of standardized, modular re-locatable classrooms in California. Unlike many of our competitors, we manufacture most of our own metal components which allows us to maintain quality control over these components and to produce them at a lower average cost than that at which they could be obtained from outside sources. We also believe that the quality and appearance of our buildings, and our reputation for reliability in completion of our contracts, enable us to maintain a favorable position among our competition.

As the demand for modular buildings has shifted in recent years from standardized buildings to more complex, customized buildings, we have had to modify our production process and, as a result, have at times experienced competitive disadvantages.

We categorize our current competition based upon the geographic market served, as well as upon the relative degree of customization of products sold. The primary competitors in California are believed to be American Modular Systems and Design Mobile Systems, both of which are located in Northern California. Each of these competitors is a privately-owned company. With the upcoming closure of our Lathrop facility, our competitors in Northern California will have a competitive advantage relative to transportation costs. However, it is our belief that increased transportation costs will be offset by efficiency gains attributable to the consolidation of manufacturing into a more efficient operation. Previously reported competitors, Aurora Modular Industries and Turn Key Schools, both located in Perris, California discontinued operations in 2004.

Outside of the California classroom market, the nonresidential modular building industry is highly competitive and fragmented. For our highly customized modular buildings, the main competitive factor is the ability to meet end user requirements in a timely manner, while price is the main competitive factor for less customized structures. Because the cost of transporting completed modular buildings is substantial, most manufacturers limit their distribution to dealers located within a 400-mile radius of their manufacturing facility. As a result, the nonresidential modular building industry is highly fragmented and is composed primarily of small, regionally based private companies maintaining a single manufacturing facility. These small, regionally based private companies may have a competitive advantage relative to certain overhead costs associated with a comparatively larger, publicly traded company.

Our primary competitors for non-California classroom modular buildings are believed to be Modular Structures International, Walden Structures, Miller Building Systems and Indicom Building Systems.

Performance Bonds

A substantial portion of our sales require bid, performance and payment bonds to ensure that the contracts will be performed and completed in accordance with contract terms and conditions, and to assure that subcontractors and suppliers will be paid. In determining whether to issue a performance bond on our behalf, bonding companies consider a variety of factors concerning the specific project to be bonded, as well as our levels of working capital, shareholders’ equity and outstanding indebtedness. From time to time we have had, and in the future may again encounter, difficulty in obtaining bonding for a given project. Although we have been able to obtain the bonding we have needed during the last twelve months, we believe that our difficulty in obtaining bonding for certain large projects from time to time in the past has been attributable to our levels of working capital, shareholders’ equity and indebtedness, and not concerns about our ability to perform the work required under the contract.

Raw Material and Components

The raw materials used in our business consist mainly of commodities such as steel, lumber and plywood, electrical components such as plugs, switches and lights, plumbing components such as pipe, fittings and fixtures, heating and air conditioning units and other general construction materials. We are not dependant upon a single source for our principal raw materials and such materials have historically been readily available. Although there were dramatic increases in the cost of steel during 2004, we did not experience any significant steel shortages. We believe we currently have ready access to adequate supplies of raw materials and components from numerous suppliers at competitive prices.

Patents, Trademarks, Licenses and Other Intellectual Property

“Modtech” is our only registered trademark. We do not have any patents. We hold general contractors licenses in those states where our activities require such licenses. These licenses are readily available and renewable annually. We also hold certain intellectual property in the form of proprietary designs which have been approved for modular classroom design by the State of California. These approved designs and plans are required in order to sell classrooms into the State of California classroom market and create a short term barrier to entry into the California classroom market. We estimate that it takes approximately six months to obtain approval for a new set of plans. Our rights in our trademark and proprietary designs are for an indefinite term.

Environmental and Health and Safety Matters

Like other manufacturing concerns, we are subject to numerous laws and regulations that govern environmental and occupational health and safety matters. We believe that our operations are substantially in compliance with all such applicable laws and regulations. Such compliance has not caused us to incur, and we do not expect to incur any material expenditures or liabilities for environmental matters. As a result, our environmental obligations have not had a material effect on our capital expenditures, earnings or competitive position in the past, and we do not believe they will have a material effect in the future.

The Phoenix facility, which we lease, is located within a 25-square-mile area listed by the Arizona Department of Environmental Quality on the state priority list for contaminated sites. According to a 1999 environmental site assessment report pertaining to the Phoenix facility, neither we nor the prior operators or owners of the property have been identified as potentially responsible parties at this site. Additionally, the environment site assessment report identified no historical activity on the property we lease that was likely to have been a source of the contaminants at the site.

Employees

The number of persons employed by us at year end 2004, 2003, and 2002 were 1,395, 901, and 1,273, respectively. None of our employees are represented by a labor union, and we have experienced no work stoppages. We believe that our employee relations are good.

Information Available on Our Website

We make available free of charge on our internet website at www.modtech.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (“SEC”). Our SEC filings, as well as those of other companies that file electronically with the SEC, are available at the SEC’s Internet website at www.sec.gov. You may also read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330.

Properties

Our principal executive and administrative facilities are located in approximately 17,000 square feet of modular buildings at our primary manufacturing facility located in Perris, California. This manufacturing facility occupies 25 acres, with approximately 226,000 square feet of covered production space under roof, pursuant to a lease expiring in 2014. A second facility in Perris occupies approximately thirty acres, with approximately 120,000 square feet of covered production space under roof, pursuant to a lease expiring in 2014. This second facility also includes approximately 80,000 square feet under roof used as a metal working facility.

Our third plant consists of a 400,000 square foot manufacturing facility, with approximately 160,000 square feet of covered production space under roof, on a 30-acre site in Lathrop, California that is leased through 2019. On February 1, 2005, management approved plans to consolidate our manufacturing facilities by closing the Lathrop plant in Northern California and shifting production to our other plants, principally those located in Southern California. The closure, which was completed on April 30, 2005, resulted in the elimination of approximately 140 employee positions. We expect that the plant closure will reduce costs and enhance profitability. We originally estimated that the related exit costs associated with this closure would be approximately $700,000. Actual exit costs incurred as of the nine month period ended September 30, 2005 have been substantially lower than this original estimate, totaling only approximately $155,000. We do not expect to incur any significant additional exit costs in the future related to the Lathrop plant closure. On July 29, 2005, we entered into a sublease with an initial term expiring August 1, 2015, pursuant to which we leased the 30-acre Lathrop facility.

The fourth plant consists of approximately 50,000 square feet of covered production space under roof, on a 10-acre site in Phoenix, Arizona, pursuant to a lease expiring in 2007. The fifth plant consists of approximately 80,000 square feet of manufacturing area on a 20-acre site in Glen Rose, Texas, outside the Dallas-Fort Worth metropolitan area. The Texas lease expires in 2008. We purchased a sixth facility in January 2003 for approximately $2.5 million. This facility, including office space, consists of 106,000 square feet on a 17-acre site in Plant City, Florida, northeast of Tampa.

During 2003, we closed three facilities. We chose not to renew our lease for a plant in Glendale, Arizona. The operations at this plant were consolidated into the Phoenix operation. We also chose not to renew our lease for a plant in St. Petersburg, Florida. The operations from this plant and from a company-owned facility also in St. Petersburg were consolidated into the newly purchased and expanded operations in Plant City, Florida and the leased facility was turned back to the owner. The property we owned in St. Petersburg was sold during 2004.

We believe that our facilities are well maintained and in good operating condition, and meet the requirements for our immediately foreseeable business needs.

Legal Proceedings

We are not involved in any legal proceedings other than those of a nature considered normal to our business, including product liability, employment disputes, administrative proceedings and commercial litigation. Such proceedings often do not specify the amount of damages sought, are subject to many uncertainties and outcomes that are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these pending proceedings. While these matters could affect operating results of any one quarter when resolved in future periods, it is management’s opinion that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our financial position or results of operations.

MANAGEMENT

Board of Directors

Our current directors are as follows:

David M. Buckley, age 40, joined Modtech in September 2004 as President and Chief Executive Officer. Prior to joining Modtech, for most of the past six years (from 1998 to 1999 and from 2001 through 2004) Mr. Buckley held senior executive and management positions at various divisions and subsidiaries of General Electric Company (“GE”) and GE Capital where he was responsible for generating sales growth and raising productivity and profitability by reducing product cycle-times, increasing inventory turns, and improving operational efficiencies. During 2000 through 2001, he was the President and Chief Executive Officer of TIMM Communications, Inc., a technology start-up business in the transportation marketplace. Prior to joining GE, Mr. Buckley was a Senior Manager and Principal Consultant for Price Waterhouse LLP (now known as PricewaterhouseCoopers) from 1995 to 1998 and a General Manager at Palmer Incorporated from 1992 to 1995. He has an MBA from the Wharton School of Business and a Bachelor of Science from the United States Naval Academy.

Robert W. Campbell, age 48, who was elected to the Board of Directors of Modtech, Inc. in 1991, is the Managing Director of Corporate Finance at B. Riley & Co. Inc. From 1993 to 1995, Mr. Campbell was Senior Vice President-Investment Banking at Baraban Securities, Incorporated. From 1982 to 1993, Mr. Campbell was employed by the Seidler Companies, Inc. as Senior Vice President-Corporate Finance.

Daniel J. Donahoe III, age 72, who was elected to the Board of Directors of Modtech, Inc. in 1998, is co-founder and President of Red Rock Resorts, which operates special, unique boutique resorts in the Western United States. He also serves as Chairman of Daybreak Investments, a privately-held investment company. Mr. Donahoe has been actively involved in the commercial and residential real estate market in the southwest over the past 30 years.

Stanley N. Gaines, age 70, has been a director of Modtech since August 2000. Mr. Gaines served as the Chairman and CEO of GNB Incorporated from 1982 to 1988. He was Sr. Vice President International from 1981 through 1983 and Group Vice President, Batteries from 1971 through 1981 for Gould Incorporated. Mr. Gaines serves on the Board of Directors of Students in Free Enterprise.

Charles R. Gwirtsman, age 51, has been a director of Modtech since February 1999. He is Managing Director of KRG Capital Partners, LLC, a middle-market private equity firm. Prior to joining KRG Capital in 1996, Mr. Gwirtsman served as Senior Vice President of FCM Fiduciary Capital Management Company, the manager of two mezzanine debt funds, from January 1994 to June 1996. Prior to this, Mr. Gwirtsman was employed as a Corporate Vice President at PaineWebber, Incorporated from 1988 to 1993 as a member of the Private Finance Group. Mr. Gwirtsman serves on the Board of Directors of a number of privately held companies.

Charles C. McGettigan, age 60, serves as Chairman of the Board and has been a director of Modtech, Inc. since June 1994. Mr. McGettigan is a co-founder and managing director of the investment banking firm of McGettigan, Wick & Co., Inc. and a co-founder and general partner of Proactive Investment Managers, L.P., the general partner of Proactive Partners, L.P., a merchant banking fund. Prior to founding McGettigan, Wick & Co., Inc., he was a Principal, Corporate Finance, of Hambrecht & Quist and a Senior Vice President of Dillon, Read & Co. Mr. McGettigan currently is a director of Cuisine Solutions, Inc., Onsite Energy, PMR Corporation, Sonex Research Corporation and Tanknology-NDE.

Myron A. Wick III, age 62, became a director of Modtech, Inc. in June 1994. Mr. Wick is currently a managing director and co-founder of McGettigan, Wick & Co., Inc., an investment banking firm formed in 1988, and a general partner of Proactive Investment Managers, L.P., the general partner of Proactive Partners, L.P., a merchant banking fund formed in 1991. Mr. Wick is a director of Sonex Research Corporation, Story First Communications, Citizens Communications and Tanknology-NDE.

Our directors are elected annually to serve until the next annual meeting of shareholders, or until their successors are duly elected and qualified.

There is no family relationship between any director and any other director or executive officer of Modtech. There are no arrangements or understandings between any director and any other person(s) pursuant to which he was or is to be selected a director. The Board of Directors has determined that Robert W. Campbell, Daniel J. Donahoe III, Stanley N. Gaines and Charles R. Gwirtsman are “independent” as defined in the Nasdaq listing standards.

The members of our Audit Committee are Robert W. Campbell, Stanley N. Gaines and Charles R. Gwirtsman. The Board of Directors has determined that Robert Campbell is an “audit committee financial expert” as defined under applicable Securities and Exchange Commission rules.

Executive Officers

Our executive officers are David M. Buckley, President and Chief Executive Officer, Dennis L. Shogren, Senior Vice President of Finance and Chief Financial Officer and Ronald C. Savona, Senior Vice President of Operations and Chief Operating Officer. Mr. Buckley is the only director employed by Modtech. The business experience of Mr. Buckley is set forth above under the heading “Board of Directors”.

Mr. Shogren, age 51, joined Modtech in June 2003 as its Chief Financial Officer. Prior to joining Modtech, Mr. Shogren held senior level positions at Haskel International from 2001 to 2003 and for Ameron International from 1997 to 2001, where he was responsible for corporate finance and reporting, manufacturing, engineering and support functions, with additional emphasis on lean manufacturing improvements. He holds an MBA degree from the University of Rochester’s William E. Simon Graduate School of Business Administration and a Bachelor of Science degree in accounting from the State University of New York at Brockport.

Mr. Savona, age 53, joined us in January 2003 as Director of Marketing and promoted to Chief Operating Officer in October 2004. Mr. Savona has more than 30 years of experience in top management positions in the modular building and construction industry. From 2000 through 2002, Mr. Savona was Chief Executive Officer of Eco Building Systems, Inc., a manufacturer of modular buildings utilizing a patented glass fiber reinforced concrete wall system. While the CEO of Eco Building Systems, Inc., Mr. Savona was primarily responsible for the manufacturing operations and growth of Modtech. During 2002, an involuntary petition for reorganization was filed against Eco Building Systems, Inc. under Chapter 11 of the Bankruptcy Code. Mr. Savona left Eco Building Systems, Inc. in December of 2002. He is a graduate of the UCLA executive management program.

Subject to the terms of applicable employment agreements, officers serve at the pleasure of the Board of Directors. There are no arrangements or understandings by or between any executive officer and any other person(s) pursuant to which he was or is to be selected as an officer of Modtech.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our officers and directors and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership (Forms 3, 4 and 5) with the Securities and Exchange Commission and to furnish us with copies of all such forms which they file. To our knowledge, based solely on our review of such reports or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, we have determined that David M. Buckley, Dennis L. Shogren and Ronald C. Savona were each inadvertently late in making their Form 3 filings.

Code of Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. This code is publicly available on our website at www.modtech.com.

EXECUTIVE COMPENSATION

Director Compensation

Each non-employee director, other than the Chairman of the Board, is paid an annual retainer of $10,000 plus $1,000 for each board and board committee meeting attended and $1,000 for each committee they chair. The Chairman of the Board is paid $10,000 per month plus $1,000 for each board meeting. Each non-employee director is granted an option to purchase 20,000 shares of Common Stock every 4 years, with 25% vesting over a 4-year period of service on the Board of Directors. Modtech reimburses the expenses of its non-employee directors in attending Board meetings. If a director is also one of our employees, no compensation is paid for any services provided as a director.

Compensation of Executive Officers

The following table summarizes the annual and long term compensation paid by Modtech during fiscal years ended December 31, 2004, 2003 and 2002 to those persons who were (a) the Chief Executive Officer during the last fiscal year and (b) each additional executive officer at the end of the last fiscal year whose total compensation exceeded $100,000 during the year ended December 31, 2004.

Summary Compensation Table

					Long-Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Restricted Stock Awards $	Securities Underlying Options/ SARS #	LTIP Payouts	All Other Compensation $(1)
David M. Buckley President, Chief Executive Officer and Director (2)	2004	98,192	150,000	1,710	—	100,000	—	—

Dennis L. Shogren SVP and Chief Financial Officer (3)	2004 2003	160,769 83,654	6,234 6,234	5,400 —	— —	72,295 25,000	— —	— —

Ronald C. Savona SVP and Chief Operating Officer (4)	2004	186,731	—	6,000	—	50,000	—	—

Evan M. Gruber Chief Executive Officer (5)	2004 2003 2002	311,562 465,000 440,000	72,838 55,219 167,086	739,850 — —	— — —	69,114 59,994 66,667	— — —	6,000 6,000 5,750

Charles C. McGettigan Interim Chief Executive Officer (6)	2004	—	—	120,000	—	—	—	—

(1)	The figures shown in the column designated “All Other Compensation” represent the executive officer’s share of Modtech’s contribution to the 401(k) plan, see “401(k) Plan.”
(2)	Mr. Buckley joined Modtech in 2004.

(3)	Mr. Shogren joined Modtech in 2003.
(4)	Mr. Savona was promoted to Chief Operating Officer in 2004.
(5)	Mr. Gruber discontinued employment with Modtech in 2004. Other annual compensation in 2004 includes $736,250 in severance pay.
(6)	Mr. McGettigan is a non-employee director and served as interim Chief Executive Officer from August 2004 to September 2004. Other annual compensation includes $10,000 paid per month for 2004 to Mr. McGettigan as Chairman of the Board.

Employment Agreements

We entered into an employment agreement in September 2004 with Mr. Buckley. This agreement expires in December 2006. It provides for early severance payments of between 12 and 18 months salary and includes, among other provisions, a base annual salary of not less than $345,000. Mr. Buckley is entitled to earn bonuses ranging from 68% to 158% of annual base salary, based on meeting certain performance targets. Mr. Buckley has the discretion to receive up to one-half (but no less than 25%) of the aggregate bonus earned in a given year in cash, with the remainder to be paid in stock options. The agreement also provided for a signing bonus of $150,000, net of taxes. If during the first 12 months of the term of the agreement Mr. Buckley’s employment is terminated by Modtech without cause or because of his death or disability, Mr. Buckley will be entitled to a lump sum severance payment equal to 12 months base salary. If such termination occurs thereafter or if Modtech does not renew the employment agreement upon expiration of its term, including any extended term, Mr. Buckley will be entitled to a lump sum severance payment equal to 18 months base salary. If Mr. Buckley’s employment is terminated within 12 months following a change of control, as defined in the agreement, 50% of his granted but unvested stock options shall immediately vest. If the termination occurs more than 12 months after a change of control, 100% of his granted but unvested options shall immediately vest. The agreement also contains non-solicitation provisions that extend for 24 months after termination of employment for any reason and confidentiality provisions which have no time limit.

401(k) Plan

Under our 401(k) Plan, our officers and other employees may elect to defer up to 12% of their compensation, subject to limitations under the Internal Revenue Code. We make contributions on a 50% matching basis. Amounts deferred are deposited by us in a trust account for distribution to employees upon retirement, attainment of age 59 1/2, permanent disability, death, termination of employment or the occurrence of conditions constituting extraordinary hardship. For the year ended December 31, 2004, Modtech contributed $6,000 as matching contributions to the account of Mr. Gruber.

Equity Compensation Plan Information

The following table sets forth the number of shares to be issued upon exercise of outstanding options, the weighted-average exercise price of such options, and the number of shares remaining available for issuance as of August 15, 2005.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by security holders	1,532,683	$9.71	562,702
Equity compensation plans not approved by security holders	N/A	N/A	N/A

The following table sets forth certain information regarding options granted by us during the year ended December 31, 2004 to the executive officers identified in the Summary Compensation Table set forth above:

Options Granted in Fiscal Year 2004

	No. of Shares Subject to Options Granted (1)	% of Total Options Granted to Employees	Exercise Price (2)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (3)
Name of Optionee					5%	10%
David M. Buckley	100,000	21%	$7.53	09/07/2014	$473,558	$1,200,088
Dennis L. Shogren	22,295	5%	$8.41	01/01/2014	$117,918	$298,828
	50,000	11%	$7.25	09/29/2014	$227,974	$577,732
Ronald C. Savona	50,000	11%	$7.25	09/29/2014	$227,974	$577,732
Evan M. Gruber	69,114	15%	$8.41	01/01/2014	$365,544	$926,361
Charles C. McGettigan	—	—%	$—	—	$—	$—

(1)	Options are exercisable starting 12 months after the grant date with 25% vesting each year. Options are for a period of 10 years, but are subject to earlier termination in connection with the termination of employment.
(2)	The exercise price is the market price of a share of our Common Stock on the date of grant.
(3)	On December 31, 2004, the closing price for a share of our Common Stock was $7.87.

The following table sets forth information regarding options exercised during the year ended December 31, 2004 by the executive officers identified in the Summary Compensation Table set forth above, as well as the aggregate value of unexercised options held by such executive officers at December 31, 2004. We have no outstanding stock appreciation rights, either freestanding or in tandem with options.

Aggregated Option Exercises Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on Exercise (#)	Value Realized	Number of Unexercised Options at Fiscal Year End(#)		Value of Unexercised in-the-money Options at Fiscal Year End ($) (1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David M. Buckley	—	—	—	100,000	—	$34,000
Dennis L. Shogren	—	—	11,824	85,471	—	$31,000
Ronald C. Savona	—	—	25,000	125,000	—	$31,000
Evan M. Gruber	540,466	$1,655,207	454,110	—	—	—
Charles C. McGettigan	—	—	47,066	10,000	$56,810	—

(1)	Calculated based on the closing price of our Common Stock as reported on the NASDAQ National Market System on December 31, 2004, which was $7.87 per share.

RELATED PARTY TRANSACTIONS

One of the companies to which we sold modular classrooms, Class Leasing, is partially owned by our former Chief Executive Officer, Evan M. Gruber. All sales to Class Leasing were on our standard terms and at our standard wholesale prices. The table below summaries these sales for the years 2004, 2003 and 2002. Mr. Gruber resigned from our Company effective August 7, 2004. Therefore, the sales for 2004 shown below are for the 7-month period ended July 31, 2004:

	2004	2003	2002
Sales	$1,567,000	$3,203,000	$5,749,000
Cost of goods sold	1,408,000	2,670,000	4,611,000
Gross profit percentage	10.15%	16.64%	19.79%

As of December 31, 2004 and 2003, the unpaid invoices resulting from the above transactions totaled $0 and $1,867,000, respectively. Additional amounts arising from these transactions are included in the following captions on our consolidated balance sheets:

	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	$—	$462,000

Billings in excess of costs and estimated earnings on uncompleted contracts	$—	$(108,000)

Our manufacturing facilities in Perris, California and Lathrop, California are leased under non-cancelable operating leases through 2019 from Pacific Continental Modular Enterprises and BMG, respectively. Our former Chief Executive Officer, Evan Gruber, is a partner in both of these partnerships. Mr. Gruber resigned his positions with us effective August 7, 2004. The aggregate monthly lease payments for both properties is approximately $40,000 per month.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the ownership of our Common Stock as of October 15, 2005, by (i) each of the current directors, (ii) each of the executive officers identified in the Summary Compensation Table above, (iii) each person or group known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, and (iv) all current directors and executive officers as a group. Except as otherwise noted and subject to community property laws where applicable, each beneficial owner has sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise indicated, the address of each holder identified below is in care of Modtech, 2830 Barrett Avenue, Perris, California 92571.

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (1)
David M. Buckley (2)	29,700	*
Ronald C. Savona (3)	64,100	*
Dennis L. Shogren (4)	35,974	*
Daniel J. Donahoe III (5)	36,400	*
Robert W. Campbell (6)	41,947	*
Stanley N. Gaines (7)	130,000	*
Charles R. Gwirtsman (8)	352,183	2.1
Charles C. McGettigan (9) (15)	150,812	*
Myron A. Wick III (10) (15)	62,966	*
Jon D. Gruber (11) (15)	3,802,080	22.5
Gruber & McBaine Capital Management (12)(14)	3,393,127	20.1
J. Patterson McBaine (13) (14)	3,651,261	21.6
Rutabaga Capital Management LLC (15)	1,365,586	8.1
Dimensional Fund Advisors Inc. (16)	1,072,015	6.4
Dalton Greiner Hartman Maher & CO (17)	1,012,933	6.0
Peninsula Fund, L.P.(18)	1,221,748	7.2
All directors and executive officers as a group (9 people) (2) (3) (4) (5) (6) (7) (8) (9) (10)	904,082	5.3

*	Less than one percent
(1)	Percentage ownership is calculated as required by Securities and Exchange Commission Rule 13d-3(d) (1).
(2)	Includes options to purchase 25,000 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(3)	Includes options to purchase 62,500 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(4)	Includes options to purchase 30,574 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(5)	Includes options to purchase 36,400 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(6)	Includes options to purchase 41,947 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(7)	Includes options to purchase 30,000 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(8)	Includes 132,669 shares held by Capital Resources Growth, Inc., an entity of which Mr. Gwirtsman is the sole stockholder, and 189,514 shares held directly by Mr. Gwirtsman and his wife and trusts formed for the benefit of their children. Also includes options to purchase 30,000 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(9)	Includes 87,500 shares owned of record directly by Mr. McGettigan and 346 shares held in a trust formed for the benefit of Mr. McGettigan’s daughter. Also includes options to purchase 47,066 pursuant to stock options exercisable within 60 days after October 15, 2005.

(10)	Includes options to purchase 47,066 shares pursuant to stock options exercisable within 60 days after October 15, 2005.
(11)	Includes 408,953 shares owned of record by Jon D. Gruber and all shares owned of record by Gruber & McBaine Capital Management and affiliates, of which Jon D. Gruber is a managing member.
(12)	Includes shares owned of record by Lagunitas Partners, Gruber & McBaine International, Hamilton College, Wallace Foundation and Donaghy Sales, Inc., affiliated entities.
(13)	Includes 258,134 shares owned of record directly by Mr. McBaine, and all shares owned of record by Gruber & McBaine Capital Management and affiliates, of which Mr. McBaine is a managing member.
(14)	The address of each of Charles C. McGettigan, Myron A. Wick III, Jon D. Gruber, Gruber & McBaine Capital Management and J. Patterson McBaine is 50 Osgood Place, San Francisco, CA 94133.
(15)	The address of Rutabaga Capital Management LLC is 64 Broad Street 3rd Floor, Boston, MA 02109.
(16)	The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(17)	The address of Dalton Greiner Hartman Maher & Co is 565 Fifth Avenue, Suite 2101, New York, NY 10017.
(18)	Peninsula Fund, L.P., Peninsula Capital Management, Inc. and Scott A. Bedford filed Form 13G on January 4, 2005, indicating that 746,748 shares of Modtech’s common stock were held in the account of Peninsula Fund, L.P. Peninsula Capital Management, Inc. is the managing member of PCM Capital, LLC, the general partner of Peninsula Fund, L.P. By virtue of its role as managing member of PCM Capital, LLC, Peninsula Capital Management, Inc. may be deemed a beneficial owner of those shares. Mr. Bedford, as the President and principal shareholder of Peninsula Capital Management, Inc. may also be deemed a beneficial owner of those shares. The address of Peninsula Fund, L.P., Peninsula Capital Management, Inc., PCM Capital, LLC and Mr. Bedford is 235 Pine Street, Suite 1818, San Francisco, CA 94104.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue a total of 25,000,000 shares of our common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. After the payment of preferences on our outstanding shares of preferred stock, if any, holders of our common stock are entitled to receive, ratably, such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for payment. We have never declared or paid cash dividends on our common stock. We intend to retain all of our future earnings, if any, for use in our business, and therefore we do not expect to pay any cash dividends on our common stock in the foreseeable future.

In the event we are liquidated, dissolved, or wound up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of our liabilities and prior distribution rights of shares of our preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors also has the power to determine the rights of the preferred stock, such as dividend rights, conversion rights, voting rights, and the terms of redemption and liquidation preferences. Our board of directors, without stockholder approval, also is permitted to issue preferred stock with voting, conversion or other rights that are more favorable than the rights of the holders of our common stock. Our preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of management more difficult. Additionally, the issuance of our preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. We currently do not have any shares of preferred stock outstanding and we do not currently have plans to issue any shares of preferred stock.

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.01 per share, of which 17,054,719 were issued and outstanding as of November 1, 2005.

Delaware Anti-Takeover Law and Certain Charter Provisions

Anti-Takeover Law

The provisions of Section 203 of the Delaware General Corporation Law apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation’s voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Other than persons who own shares in excess of 15% of the voting stock of the corporation as a result of action taken solely by the corporation, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation’s voting stock.

Limitation of Director and Officer Liability

Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability and indemnification of our directors and officers. Our amended and restated certificate of incorporation provides that our directors shall be indemnified to the fullest extent permitted by law.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that our stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, our stockholders cannot take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in our control or management.

SHARES COVERED BY THIS PROSPECTUS

We originally issued $25,000,000 aggregate principal amount of senior subordinated secured convertible note to an institutional and accredited investor in a private placement of securities on December 31, 2004. The convertible note was initially convertible into 2,873,569 shares of common stock at a conversion price of $8.70 per share. The holder of the convertible note also received warrants to purchase an aggregate of 229,886 shares of our common stock, exercisable at any time for 60 months at an exercise price per share equal to the product of 115% of the arithmetic average of the volume weighted average price of our common stock on the five trading days following the issuance of the note (such product being $8.70), subject to certain antidilution adjustments.

On August 5, 2005, we amended and restated the $25,00,000 convertible note to increase the principal amount to $25,900,000. The replacement note is convertible at any time by the holders thereof into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated principal amount by (B) the product of 115% of the arithmetic average of the volume weighted average price of our common stock on the five trading days following the issuance of the note (such product being $8.70), subject to certain antidilution adjustments. Applying such formula and antidilution adjustments, the replacement note is convertible into an aggregate of 3,022,171 shares of our common stock at an exercise price of $8.57 per share as of the day immediately preceding the initial filing of the registration statement on Form S-1, of which this prospectus is a part. In connection with the replacement convertible note, we issued an additional warrant to the note holder exercisable for 8,276 shares of common stock at an exercise price of $8.70 per share, subject to certain anti-dilution adjustments. The exercise price of each warrant issued to the holder of the amended convertible note has been reduced to $8.56 per share due to an adjustment resulting from the equity issuance described below. A table summarizing the antidilution impact of this equity issuance and is provided below. Neither the conversion price of the replacement note nor the exercise price of either warrant can be reduced below $8.56 without stockholder approval. Pursuant to the terms of the private placement completed on December 31, 2004, we are required to seek stockholder approval to allow for such reductions.

On August 5, 2005, we also completed a private placement of our common stock, pursuant to which we sold 2,046,000 shares of our common stock and warrants to purchase an additional 1,023,000 shares of our common stock, which warrants are not exercisable until after February 5, 2006. Investors, other than Company officers and directors, paid $5.67 per share, including a warrant for one-half share, which was the average of the closing bid prices of our common stock for the five-day trading period from May 26, 2005 through June 2, 2005. Company officers and directors paid $6.285 per share, including a warrant for one-half share, which was the closing bid price for our common stock on August 4, 2005, plus $0.085. In accordance with the terms of a securities purchase agreement entered into in connection with the private placement of common stock, we are seeking stockholder ratification and approval of the private placement of common stock at our next meeting of stockholders. Such approval, if obtained, will reduce the conversion price of the replacement note and the exercise price of related warrants to $7.82 per share.

Pursuant to an amended registration rights agreement dated August 5, 2005, which replaced the registration rights agreement we entered into in connection with the issuance of the original convertible note, we agreed to register the number of shares equal to (i) the total number of shares of common stock sold in a private placement on August 5, 2005, plus 130% of the sum of (A) the total number of shares issuable upon conversion of the replacement convertible note and exercise of all related warrants and (B) the total number of shares issuable upon exercise of the warrants issued in connection with the common stock private placement (assuming for purposes of such calculation, that the convertible note and warrants were converted or exercised on the day immediately preceding the filing of a related registration statement).

In addition, in connection with the private placement of the convertible note and pursuant to our engagement letter with Rodman & Renshaw, LLC, we issued warrants to purchase up to 155,173 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, subject to certain antidilution adjustments. In connection with the sale of the common stock and warrants on August 5, 2005, we issued additional warrants exercisable for 25,000 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, to our placement agent Rodman & Renshaw, LLC, subject to antidilution adjustments. Pursuant to an antidilution adjustment resulting from our equity private placement described above, the exercise price under each warrant issued to Rodman & Renshaw, LLC was adjusted to $8.56 per share and the number of shares exercisable under warrant is shown in the table below.

The table below summarizes as of the day immediately preceding the initial filing of the registration statement of which this prospectus is a part, antidilution adjustments that have resulted in antidilution shares that are covered by the registration statement of which this prospectus is a part. The table shows the security or instrument affected by an antidilution adjustment, the original exercise or conversion price, the adjusted exercise or conversion price and the change in shares issuable upon exercise or conversion.

Summary of Additional Antidilution Shares

Instrument/Security	Original Shares Pre-Adjustment	Original Conversion/ Exercise Price	Revised Exercise Price*	Additional Antidilution Shares	Adjusted Shares Post- Adjustment
Original $25M Note	2,873,564	8.70	8.57	43,590	2,917,154
Note $900K increase	103,448	8.70	8.57	1,569	105,018
1st Warrant to Note holder	229,886	8.70	8.56	3,760	233,646
2nd Warrant to Note holder	8,276	8.70	8.56	135	8,411
Rodman & Renshaw 1st Warrant	155,173	8.70	8.56	2,538	157,711
Rodman & Renshaw 2nd Warrant	25,000	8.70	8.56	409	25,409

*	Pursuant to the terms of the amended convertible note and warrants referenced in this table, neither the conversion price of the amended note nor the exercise price of the warrants can be reduced below $8.57 and $8.56, respectively, without stockholder approval. The Company is seeking such stockholder approval, which, if obtained, will reduce the conversion price of the amended note and the exercise price of all of the warrants listed in the table above to $7.82 per share.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders have either been issued directly or are issuable upon conversion of a convertible note and upon exercise of warrants. The warrants to purchase 1,023,000 shares of our common stock that were issued in connection with the private placement of our common stock on August 5, 2005 do not become exercisable until after February 5, 2006. For additional information regarding the issuance of the convertible note and related warrants and the private placement of common stock and related warrants, see “Shares Covered by this Prospectus.” We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

Except for the ownership of the convertible note and warrants, Amphora Limited has not had any material relationship with us within the past three years. The selling stockholders include Charles C. McGettigan, a director and Chairman of the Board, who also served as our interim Chief Executive Officer from August 11, 2004 until September 7, 2004; Myron A. Wick III, a director; David Buckley, our President, Chief Executive Officer and a director; Dennis Shogren, our Senior Vice President, Chief Financial Officer and Secretary; Ronald C. Savona, our Senior Vice President and Chief Operating Officer; Karen Anreasen, our Senior Vice President, Human Resources and Rick Bartolotti, our Senior Vice President, Marketing and Sales.

Gruber & McBaine Capital Management LLC, together with its affiliates, is a significant stockholder with beneficial ownership of 4,385,214 shares, or approximately 22.1% of Modtech’s outstanding common stock as of October 15, 2005. Gruber & McBaine Capital Management, LLC is an investment advisor to, and is an attorney-in-fact with respect to the shares listed below held by, the following selling stockholders: Gruber & McBaine International, Hamilton College, Wallace Foundation and Donaghy Sales, Inc. In addition, Gruber & McBaine Capital Management, LLC is a general partner of selling stockholder Lagunitas Partners LP. Each of Jon D. Gruber and J. Patterson McBaine is a managing member of Gruber & McBaine Capital Management LLC. Except for the relationships and ownership of Modtech securities set forth in this “Selling Stockholders” section, no selling stockholder has had any material relationship with Modtech in the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible note and warrants, as of October 15, 2005, assuming conversion of the convertible note and exercise of the warrants held by the selling stockholders, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of our amended registration rights agreement with certain selling stockholders, this prospectus generally covers the resale of (i) the total number of shares of common stock sold in a private placement on August 5, 2005, plus 130% of the sum of (a) the number of shares of common stock issuable upon conversion of the convertible note as of the trading day immediately preceding the date this registration statement is initially filed on Form S-1 with the SEC and (b) the number of shares of common stock issuable upon exercise of warrants related to the convertible note and warrants sold in a private placement of our common stock, in each case as of the trading day immediately preceding the date the registration statement is initially filed on Form S-1 with the SEC. Because the conversion price of the convertible note and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Under the terms of the convertible note and the warrants issued to Amphora Limited, Amphora Limited may not convert the convertible note or exercise the warrants to the extent such conversion or exercise would cause it, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible note which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.

Name of Selling Stockholder	Number of Shares Owned Prior to Offering(14)	Maximum Number of Shares to be Sold Pursuant To this Prospectus(15)	Number of Shares Owned After Offering(16)	Number of Shares Owned After Offering(17)
Amphora Limited (1)	4,014,228	5,068,497	0	*
Rodman & Renshaw, LLC (2)	183,120	238,056	0	*
Peninsula Fund, L.P.(3)	1,459,248	783,750	675,498	4.0%
Peninsula Catalyst (QP) Fund, L.P.(4)	307,110	205,012	0	*
Peninsula Catalyst Fund, L.P.(5)	125,440	83,737	0	*
Lagunitas Partners LP(6)	2,098,488	302,280	1,823,688	10.80%
Gruber & McBaine International(6)	416,450	275,385	166,100	*
Hamilton College(6)	225,510	150,150	89,000	*
Wallace Foundation(6)	134,250	80,025	72,750	*
Donaghy Sales, Inc.(6)	93,264	50,160	47,664	*
Gruber Family Foundation(7)	81,150	53,295	32,700	*
Jon D. & Linda W. Gruber Trust(7)	4,104,080	111,705	0	*
J. Patterson McBaine(6)	3,860,711	49,500	216,532	1.28%
Dolphin Offshore Partners, L.P.(8)	300,000	330,000	0	*
Myron A. Wick, III(9)	70,916	26,235	44,681	*
Charles A. McGettigan(10)	158,762	26,235	132,527	*
David Buckley(11)	31,700	6,600	25,100	*
Dennis Shogren(12)	38,674	8,910	29,764	*
Ronald C. Savona(13)	64,900	2,640	62,260	*
Karen Anreasen	2,400	2,640	0	*
Rick Bartolotti	2,400	2,640	0	*
TOTAL		7,857,452

(1)	Amaranth Advisors L.L.C., the trading advisor for Amphora Limited, exercises voting and/or dispositive power over the shares of common stock. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of Amphora Limited, the selling stockholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.
(2)	Thomas G. Pinou, the Chief Financial Officer of Rodman & Renshaw, LLC has voting and investment control over Rodman & Renshaw.
(3)	Voting and investment power over shares beneficially owned by Peninsula Fund, L.P. is held by its general partner, PCM Capital, LLC. Peninsula Capital Management, Inc. is the managing member of PCM Capital, LLC. Peninsula Capital Management, Inc. is controlled by its President and principal shareholder, Scott A. Bedford.
(4)	Voting and investment power over shares beneficially owned by Peninsula Catalyst, (QP) Fund, L.P. is held by its general partner, Peninsula Catalyst Management, LLC. Peninsula Catalyst Management, LLC is controlled by its managing member, Michael P. Ogborne.
(5)	Voting and investment power over shares beneficially owned by Peninsula Catalyst Fund, L.P. is held by its general partner, Peninsula Catalyst Management, LLC. Peninsula Catalyst Management, LLC is controlled by its managing member, Michael P. Ogborne.
(6)

J. Patterson McBaine and Jon D. Gruber are each managing members of Gruber & McBaine Capital Management LLC. Gruber & McBaine Capital Management LLC is an investment advisor to, and is an attorney-in-fact with respect with shared investment and voting power with respect to the shares listed above held by, the following entities: Gruber & McBaine International, Hamilton College, Wallace Foundation and Donaghy Sales, Inc. Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners LP and has shared investment and voting power with respect to these shares. Gruber &

McBaine Capital Management LLC, together with its affiliates, beneficially owns 4,385,214 shares, or approximately 25.98% of Modtech’s outstanding common stock as of October 15, 2005.
(7)	Jon D. Gruber has sole voting and investment power with respect to the shares held by the Gruber Family Foundation as an attorney-in-fact. Mr. Gruber is a trustee of the Jon D. & Linda W. Gruber Trust, with shared investment and voting power over shares held in this trust. Mr. Gruber is also the owner of record of 49,400 shares individually. Includes 3,579,577 shares managed by Gruber & McBaine Capital Management LLC.
(8)	Peter E. Salas, as a general partner, has dispositive voting or investment control of Dolphin Offshore Partners, L.P.
(9)	Myron A. Wick has been one of our directors since June 1994.
(10)	Charles A. McGettigan has been a director since 1994 and also served as our interim Chief Executive Officer from August 2004 to September 2004.
(11)	David Buckley, the President, Chief Executive Officer and a director of Modtech, joined us in 2004.
(12)	Dennis L. Shogren, our Senior Vice President and Chief Financial Officer, joined us in 2003.
(13)	Ron Sanova has been our Chief Operating Officer since October 2004. He joined us as Director of Marketing in January 2003.
(14)	For purposes of this table, this column includes shares of common stock held as of October 15, 2005, as well as shares of common stock issuable upon the conversion of the convertible note and the exercise of warrants held by the selling stockholders, including warrants issued on August 5, 2005 that are not exercisable on their terms until after February 5, 2006.
(15)	Under our amended registration rights agreement with the selling stockholders we agreed to register the number of shares determined by multiplying 130% of the total number of shares issuable upon conversion of the amended and restated convertible note and exercise of the related warrants (assuming for purposes of such calculation, that such amended and restated convertible note and warrants were converted or exercised on the day immediately preceding the initial filing of the registration statement of which this prospectus is a part), 130% of the total number of shares issuable upon exercise of the warrants issued in our private placement of equity securities.
(16)	Assumes the Selling Shareholders sell shares during the effective period.
(17)	* denotes less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange transaction in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also transfer by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities. Modtech does not intend to use any means of distributing or delivering this prospectus other than by hand or by the mails. Certain of the selling stockholders have indicated that they may deliver a prospectus in electronic form to an executing broker acting on their behalf in connection with the sale of registered shares. To the knowledge of Modtech and the selling stockholders, executing brokers generally deliver “hard copies” of a prospectus when fulfilling their delivery requirements. However, such executing brokers may rely on other means of delivery to their customers who have agreed to accept delivery through such other means (for example, by electronic delivery). To our knowledge based upon inquiry, it is not the intention of the selling stockholders who have indicated that they may deliver a prospectus in electronic form that such prospectus will contain additional video, audio or graphic presentations that would not be available in a printed copy of the prospectus.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as agents of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. If selling stockholders enter into an agreement following the effectiveness of this registration statement to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will file a post-effective amendment to this registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising disclosures in the registration statement as appropriate, and filing the agreement as an exhibit to the registration statement. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

Sales (including short sales) of our common stock and the other hedging and market activities described above could have the effect of depressing the market value of our common stock, and any of the activities described above may affect the market price or volatility of our common stock. If commenced, these activities may be discontinued at any time.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the

Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933.

One of the selling shareholders, Amphora Limited, has informed us that it is an affiliate of a broker-dealer. Amphora Limited has represented to us that it purchased the securities in the ordinary course of business and that at the time of the purchase of the securities to be resold hereunder, it had no agreements or understanding, directly or indirectly, with any person to distribute the securities. To our knowledge, based on inquiry, we believe that Rodman & Renshaw, LLC is a broker-dealer. Rodman & Renshaw, LLC has informed us that it acquired the securities in the ordinary course of business and that at the time of the acquisition of the securities to be resold hereunder, it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the resale of the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling stockholders may sell all of the securities without restriction pursuant to Rule 144(k) or have sold all of the securities. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

CHANGE IN ACCOUNTANTS

On April 11, 2005, KPMG LLP (“KPMG”) advised us that it will not stand for reelection as our independent registered public accounting firm following completion of its audit of our consolidated financial statements for the year ended December 31, 2004, and management’s assessment of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004. On June 23, 2005, after filing our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, KPMG’s resignation became effective.

The audit reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of KPMG on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s report indicates that we did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Controls and Procedures” below.

In connection with the audits of the two fiscal years ended December 31, 2004, and the subsequent interim period through April 11, 2005, there were: (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, except that KPMG reported on material weaknesses as described herein under “Controls and Procedures.”

On May 4, 2005, we engaged Peterson & Company (“Peterson”) as our independent registered public accountants for the interim periods after December 31, 2004 and the year ending December 31, 2005. The decision to retain Peterson was approved by our Audit Committee. During our two most recent fiscal years and all subsequent interim periods, we did not consult with Peterson (a) regarding the application of accounting principles to a specific transaction, either completed or proposed, (b) on any matter that was the subject of a disagreement or a reportable event as defined in Items 304(a)(1)(iv) and (v) of Regulation S-K, or (c) the type of audit opinion that might be rendered on our financial statements, nor during such period did Peterson provide to us, either a written report or oral advice, that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures ( as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2005 and concluded that our disclosure controls and procedures were not effective as of September 30, 2005, because certain material weaknesses in our internal control over financial reporting, which were described in Management’s Report On Internal Control Over Financial Reporting in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2004 included below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15(d)-15(f) promulgated under the Securities Exchange Act 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors;

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency (as defined in PCAOB Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. The assessment identified the following material weaknesses in our internal control over financial reporting:

•

As of December 31, 2004, we lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure preparation of interim and annual financial statements without material misstatements. As a result, (1) a journal entry coding error was identified relating to the accounting for a legal matter; (2) an error in the income tax provision calculation utilized to record income tax related assets and liabilities and assessing the recoverability of deferred tax assets were identified; (3) a control failure occurred involving various levels of review and approval over significant accrual estimates and open invoices, resulting in misstatements to accounts payable, accrued expenses, revenues, cost of sales and operating expenses; and (4) a number of account reconciliation controls and management review and approval controls in our financial reporting process were not operating effectively, including inadequate management review of transactions in the procurement and disbursement processes to ensure the accuracy and completeness of recorded transactions, resulting in incomplete documentation supporting the authorization of purchases and disbursements. This material weakness represented more than a remote likelihood that a material misstatement of our annual or interim financial statements would not have been prevented or detected.

•	Our procedures associated with accounting for our long-term revenue contracts were not sufficient to ensure that revenue and costs were properly reflected in our consolidated financial statements. Specifically, the estimated costs to complete individual contracts were not reviewed for propriety and approved by senior project management and cost overruns known prior to the issuance of the consolidated financial statements were not recorded in the correct accounting period. This material weakness resulted in material misstatements to amounts recorded for revenue and cost of sales. The identified misstatements were corrected prior to the issuance of our 2004 consolidated financial statements.

•	As of December 31, 2004, our inventory valuation process did not include appropriate controls over inventory costs. Specifically, there was no control designed to ensure that appropriate raw material costs, which impact our inventory and cost of sales accounts, were input accurately into the system. This material weakness resulted in material misstatements to amounts recorded for inventory and cost of sales. The identified misstatements were corrected prior to the issuance of our 2004 consolidated financial statements.

•	We did not have adequate access and segregation of duty controls within the accounts payable and payroll applications. Specifically, certain individuals who had access and the ability to initiate and record transactions were also those individuals who performed key reconciliation and financial reporting functions. These material weaknesses represented more than a remote likelihood that a material misstatement related to the accuracy and completeness of these account balances in our annual or interim financial statements would not have been prevented or detected.

•	As of December 31, 2004, we did not have adequate controls over spreadsheets used in our financial reporting process. These spreadsheets included (1) a spreadsheet used to support and monitor the preparation of significant journal entries relating to revenue and cost of sales, costs and estimated earnings in excess of billings on contracts, and billings in excess of costs and estimated earnings on contracts recorded in our consolidated financial statements; and (2) a spreadsheet utilized in calculating earnings per share, including the weighted average shares outstanding and the weighted average options outstanding utilized in determining diluted earnings per share. We determined that there were no change management or access controls in place to prevent an unauthorized modification of the formulas within these spreadsheets and no management review or approval to detect unauthorized changes or errors. Therefore, undetected errors could have resulted in incorrect journal entries being posted to these accounts and errors in our calculation of earnings per share. These material weaknesses represented more than a remote likelihood that a material misstatement related to revenue, cost of sales, costs and estimated earnings in excess of billings on contracts, billings in excess of costs and estimated earnings on contracts and our earnings per share in our annual or interim financial statements would not have been prevented or detected.

•	The following information technology general control deficiencies in the aggregate were deemed to represent a material weakness in our control environment and were the result of a lack of communication and enforcement of control consciousness. These deficiencies in the aggregate represented more than a remote likelihood that a material misstatement of our annual or interim financial statements would not have been prevented or detected.

•	Deficiencies related to logical and physical access requests, password parameters, security violation monitoring, removal of access rights for terminated employees, segregation of duties reviews, employee acknowledgement of security policies, privileged access rights and powerful user IDs, role based security profiles, and periodic reviews of user access profiles.

•	Deficiencies related to configuration changes, authorization for changes, approval of testing, testing of changes prior to being placed into production, monitoring for unauthorized program changes and configuration changes, communication of changes, updates of control documentation, developer access to production, and emergency changes.

•	Deficiencies related to updates of control documentation, data migration, training on new applications, post-implementation review, and testing approach.

•	Deficiencies related to backup tape off-site storage, backup tape on-site storage, monitoring of backups, problem management, periodic restoration of backups, backup tape rotation policy, backup tape log, completion of job schedules, documentation of operating procedures, and operations reporting.

•	Our program for monitoring the effectiveness of internal control over financial reporting, including information technology related controls, was not sufficient to provide us with a basis to monitor the quality of our internal control performance over time. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions. This material weakness represented more than a remote likelihood that a material misstatement of our annual or interim financial statements would not have been prevented or detected.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weaknesses described above, management concludes that, as of December 31, 2004, our internal control over financial reporting was not effective.

Our independent registered public accountants have issued an attestation report on management’s assessment of our internal controls over financial reporting. This report is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Modtech Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Modtech Holdings, Inc. (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified in management’s assessment, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2004:

•	As of December 31, 2004, the Company lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure preparation of interim and annual financial statements without material misstatements. As a result, (1) a journal entry coding error was identified relating to the accounting for a legal matter; (2) an error in the income tax provision calculation utilized to record income tax related assets and liabilities and assessing the recoverability of deferred tax assets were identified; (3) a control failure occurred involving various levels of review and approval over significant accrual estimates and open invoices, resulting in misstatements to accounts payable, accrued expenses, revenues, cost of sales and operating expenses; and (4) a number of account reconciliation controls and management review and approval controls in the Company’s financial reporting process were not operating effectively, including inadequate management review of transactions in the procurement and disbursement processes to ensure the accuracy and completeness of recorded transactions, resulting in incomplete documentation supporting the authorization of purchases and disbursements. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	The Company’s procedures associated with accounting for its long-term revenue contracts were not sufficient to ensure that revenue and costs were properly reflected in its consolidated financial statements. Specifically, the estimated costs to complete individual contracts were not reviewed for propriety and approved by senior project management and cost overruns known prior to the issuance of the consolidated financial statements were not recorded in the correct accounting period. This material weakness resulted in material misstatements to amounts recorded for revenue and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	As of December 31, 2004, the Company’s inventory valuation process did not include appropriate controls over inventory costs. Specifically, there was no control designed to ensure that appropriate raw material costs, which impact the Company’s inventory and cost of sales accounts, were input accurately into the system. This material weakness resulted in material misstatements to amounts recorded for inventory and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	The Company did not have adequate access and segregation of duty controls within the accounts payable and payroll applications. Specifically, certain individuals who had access and the ability to initiate and record transactions were also those individuals who performed key reconciliation and financial reporting functions. These material weaknesses represented more than a remote likelihood that a material misstatement related to the accuracy and completeness of these account balances in the Company’s annual or interim financial statements would not have been prevented or detected.

•	As of December 31, 2004, the Company did not have adequate controls over spreadsheets used in the financial reporting process. These spreadsheets included (1) a spreadsheet used to support and monitor the preparation of significant journal entries relating to revenue and cost of sales, costs and estimated earnings in excess of billings on contracts, and billings in excess of costs and estimated earnings on contracts recorded in the consolidated financial statements; and (2) a spreadsheet utilized in calculating earnings per share, including the weighted average shares outstanding and the weighted average options outstanding utilized in determining diluted earnings per share. There were no change management or access controls in place to prevent an unauthorized modification of the formulas within these spreadsheets and no management review or approval to detect unauthorized changes or errors. Therefore, undetected errors could have resulted in incorrect journal entries being posted to these accounts and errors in the calculation of earnings per share. These material weaknesses represented more than a remote likelihood that a material misstatement related to revenue, cost of sales, costs and estimated earnings in excess of billings on contracts, billings in excess of costs and estimated earnings on contracts and earnings per share in the Company’s annual or interim financial statements would not have been prevented or detected.

•	The following information technology general control deficiencies in the aggregate were deemed to represent a material weakness in the control environment and were the result of a lack of communication and enforcement of control consciousness. These deficiencies in the aggregate represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	Deficiencies related to logical and physical access requests, password parameters, security violation monitoring, removal of access rights for terminated employees, segregation of duties reviews, employee acknowledgement of security policies, privileged access rights and powerful user IDs, role based security profiles, and periodic reviews of user access profiles.

•	Deficiencies related to configuration changes, authorization for changes, approval of testing, testing of changes prior to being placed into production, monitoring for unauthorized program changes and configuration changes, communication of changes, updates of control documentation, developer access to production, and emergency changes.

•	Deficiencies related to updates of control documentation, data migration, training on new applications, post-implementation review, and testing approach.

•	Deficiencies related to backup tape off-site storage, backup tape on-site storage, monitoring of backups, problem management, periodic restoration of backups, backup tape rotation policy, backup tape log, completion of job schedules, documentation of operating procedures, and operations reporting.

•	The Company’s program for monitoring the effectiveness of internal control over financial reporting, including information technology related controls, was not sufficient to provide the Company with a basis to monitor the quality of the Company’s internal control performance over time. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated June 16, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that Modtech Holdings, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Costa Mesa, California

June 16, 2005

Changes in Internal Control over Financial Reporting Subsequent to the Issuance of Our Annual Report

In order to address the material weaknesses described above, management has taken the following actions subsequent to December 31, 2004:

•	A Manager of Internal Control has been hired.

•	Payroll functions have been divided between the Human Resources Department and the Payroll Manager. Additional documented management review and approval controls have been added before payroll checks can be generated.

•	All project budgets and change orders must now be approved by the Senior Project Management and the Chief Financial Officer must now review and approve all job reports before journal entries are made.

•	A more formalized approach to management review and approval of income tax work performed by third party service providers is now being developed.

•	Implementation of a computerized perpetual inventory system has begun. Prior to completion of the system, all inventory items ordered without an item key will require management approval.

•	An experienced Certified Public Accountant has been hired as Director of Accounting. A program has been adopted to identify key account reconciliations, procedures, and to reports and assign various levels of review and approval. Review of the general ledger will now also include the Reporting Manager and Director of Accounting. Management review of the accrual process will be formalized and a search for unrecorded liabilities will be performed each month. Access rights to our computing tools have been changed so that now only the Chief Financial Officer has the ability to alter formulas within our spreadsheet programs.

•	We have increased our professional information technology staff by 40% to assist in segregating duties among various individuals and we will utilize independent consultants as required to assist us in reprogramming our spreadsheets.

•	Adequate access and segregation of duties controls within the accounts payable application was accomplished.

•	An experienced Information Technology professional has been hired and tasked with remediating all material weaknesses and maintaining effective internal controls in the IT area.

Our management believes that the above remediation measures as outlined, will address some of the material weaknesses in management’s report on internal control over financial reporting for the fiscal year ended December 31, 2004. Although our objective is to complete our remediation efforts prior to the end of the fourth quarter of 2005, we cannot provide assurances with respect to this timing. Our current independent registered public accountant has not made any independent determinations with respect to the remediation steps outlined above. The Audit Committee and management will continue to monitor the effectiveness of our internal controls and procedures on an ongoing basis and will take further action as appropriate.

LEGAL MATTERS

For the purpose of this offering, Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California, is giving an opinion of the validity of the issuance of the securities offered in this prospectus.

EXPERTS

The consolidated financial statements and accompanying financial statement schedule II of Modtech Holdings, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses an opinion that Modtech Holdings, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that states the following:

•	As of December 31, 2004, the Company lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure preparation of interim and annual financial statements without material misstatements. As a result, (1) a journal entry coding error was identified relating to the accounting for a legal matter; (2) an error in the income tax provision calculation utilized to record income tax related assets and liabilities and assessing the recoverability of deferred tax assets were identified; (3) a control failure occurred involving various levels of review and approval over significant accrual estimates and open invoices, resulting in misstatements to accounts payable, accrued expenses, revenues, cost of sales and operating expenses; and (4) a number of account reconciliation controls and management review and approval controls in the Company’s financial reporting process were not operating effectively, including inadequate management review of transactions in the procurement and disbursement processes to ensure the accuracy and completeness of recorded transactions, resulting in incomplete documentation supporting the authorization of purchases and disbursements. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	The Company’s procedures associated with accounting for its long-term revenue contracts were not sufficient to ensure that revenue and costs were properly reflected in its consolidated financial statements. Specifically, the estimated costs to complete individual contracts were not reviewed for propriety and approved by senior project management and cost overruns known prior to the issuance of the consolidated financial statements were not recorded in the correct accounting period. This material weakness resulted in material misstatements to amounts recorded for revenue and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•

As of December 31, 2004, the Company’s inventory valuation process did not include appropriate controls over inventory costs. Specifically, there was no control designed to ensure that appropriate raw material costs, which impact the Company’s inventory and cost of sales accounts, were input accurately into the system. This material weakness resulted in material misstatements to amounts recorded for inventory and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	The Company did not have adequate access and segregation of duty controls within the accounts payable and payroll applications. Specifically, certain individuals who had access and the ability to initiate and record transactions were also those individuals who performed key reconciliation and financial reporting functions. These material weaknesses represented more than a remote likelihood that a material misstatement related to the accuracy and completeness of these account balances in the Company’s annual or interim financial statements would not have been prevented or detected.

•	As of December 31, 2004, the Company did not have adequate controls over spreadsheets used in the financial reporting process. These spreadsheets included (1) a spreadsheet used to support and monitor the preparation of significant journal entries relating to revenue and cost of sales, costs and estimated earnings in excess of billings on contracts, and billings in excess of costs and estimated earnings on contracts recorded in the consolidated financial statements; and (2) a spreadsheet utilized in calculating earnings per share, including the weighted average shares outstanding and the weighted average options outstanding utilized in determining diluted earnings per share. There were no change management or access controls in place to prevent an unauthorized modification of the formulas within these spreadsheets and no management review or approval to detect unauthorized changes or errors. Therefore, undetected errors could have resulted in incorrect journal entries being posted to these accounts and errors in the calculation of earnings per share. These material weaknesses represented more than a remote likelihood that a material misstatement related to revenue, cost of sales, costs and estimated earnings in excess of billings on contracts, billings in excess of costs and estimated earnings on contracts and earnings per share in the Company’s annual or interim financial statements would not have been prevented or detected.

•	The following information technology general control deficiencies in the aggregate were deemed to represent a material weakness in the control environment and were the result of a lack of communication and enforcement of control consciousness. These deficiencies in the aggregate represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	Deficiencies related to logical and physical access requests, password parameters, security violation monitoring, removal of access rights for terminated employees, segregation of duties reviews, employee acknowledgement of security policies, privileged access rights and powerful user IDs, role based security profiles, and periodic reviews of user access profiles.

•	Deficiencies related to configuration changes, authorization for changes, approval of testing, testing of changes prior to being placed into production, monitoring for unauthorized program changes and configuration changes, communication of changes, updates of control documentation, developer access to production, and emergency changes.

•	Deficiencies related to updates of control documentation, data migration, training on new applications, post-implementation review, and testing approach.

•	Deficiencies related to backup tape off-site storage, backup tape on-site storage, monitoring of backups, problem management, periodic restoration of backups, backup tape rotation policy, backup tape log, completion of job schedules, documentation of operating procedures, and operations reporting.

•	The Company’s program for monitoring the effectiveness of internal control over financial reporting, including information technology related controls, was not sufficient to provide the Company with a basis to monitor the quality of the Company’s internal control performance over time. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, in connection with shares of our common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and shares of our common stock to be sold in this offering, please refer to the registration statement.

We also file or furnish annual and other reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with or furnish to the SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Modtech Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Modtech Holdings, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule II. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modtech Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2005 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/    KPMG LLP

Costa Mesa, California

June 16, 2005

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$11,799,000	$1,122,000
Contracts receivable, less allowance for contract adjustments of $1,526,000 in 2004 and $1,062,000 in 2003	38,177,000	27,425,000
Costs and estimated earnings in excess of billings on contracts	9,273,000	9,535,000
Inventories	13,603,000	6,841,000
Due from affiliates	—	1,867,000
Prepaid assets	1,352,000	2,347,000
Income tax receivable	4,231,000	1,252,000
Deferred tax assets	—	2,875,000
Other current assets	586,000	1,404,000

Total current assets	79,021,000	54,668,000

Property and equipment, net	15,511,000	17,397,000
Restricted cash	10,000,000	—
Goodwill	71,903,000	71,903,000
Covenants not to compete, net	29,000	58,000
Debt issuance costs, net	2,068,000	968,000
Deferred tax assets	—	112,000
Other assets	613,000	456,000

	$179,145,000	$145,562,000

See accompanying notes to consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2004 and 2003

	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$20,284,000	$6,320,000
Accrued compensation	3,214,000	2,865,000
Accrued insurance expense	4,402,000	3,218,000
Provision for estimated losses on contracts	4,298,000	122,000
Other accrued liabilities	8,936,000	3,446,000
Billings in excess of costs and estimated earnings on contracts	4,427,000	3,817,000
Current revolving credit line	16,900,000	7,400,000
Current maturities of long-term debt	5,000,000	6,000,000

Total current liabilities	67,461,000	33,188,000

Long-term debt, excluding current portion	19,756,000	6,000,000

Total liabilities	87,217,000	39,188,000

Shareholders’ equity:
Series A preferred stock, $.01 par value. Authorized 5,000,000 shares; no shares issued and outstanding in 2004 and 2003	—	—
Common stock, $.01 par value. Authorized 25,000,000 shares; issued and outstanding 14,479,082 and 13,746,399 in 2004 and 2003, respectively	145,000	137,000
Additional paid-in capital	83,575,000	79,262,000
Retained earnings	8,208,000	26,975,000

Total shareholders’ equity	91,928,000	106,374,000
Commitments, contingencies and subsequent events

	$179,145,000	$145,562,000

See accompanying notes to consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net sales	$185,194,000	$159,870,000	$167,973,000
Cost of goods sold	188,114,000	147,938,000	144,782,000

Gross (loss) profit	(2,920,000)	11,932,000	23,191,000
Selling, general, and administrative expenses	14,495,000	8,129,000	7,731,000
(Gain) loss on sale of property and equipment	(745,000)	1,000	2,000
Covenant amortization	29,000	79,000	368,000

(Loss) income from operations	(16,699,000)	3,723,000	15,090,000

Other (expense) income:
Interest expense	(2,867,000)	(1,444,000)	(1,630,000)
Interest income	31,000	85,000	2,000
Other, net	881,000	31,000	42,000

	(1,955,000)	(1,328,000)	(1,586,000)

(Loss) income before income taxes and cumulative effect of a change in accounting principle	(18,654,000)	2,395,000	13,504,000
Income tax benefit (provision)	108,000	(938,000)	(5,773,000)

(Loss) income before cumulative effect of a change in accounting principle	(18,546,000)	1,457,000	7,731,000

Cumulative effect of a change in accounting principle	—	—	(37,289,000)
Net (loss) income	(18,546,000)	1,457,000	(29,558,000)

Series A preferred stock dividend	221,000	7,000	156,000
Net (loss) income applicable to common shareholders	$(18,767,000)	$1,450,000	$(29,714,000)

Basic (loss) earnings per common share before cumulative effect of a change in accounting principle	$(1.35)	$0.11	$0.56
Cumulative effect of a change in accounting principle per common share—basic	—	—	(2.76)

Basic (loss) earnings per common share	$(1.35)	$0.11	$(2.20)

Basic weighted-average shares outstanding	13,949,372	13,707,610	13,498,766

Diluted (loss) earnings per common share before cumulative effect of a change in accounting principle	$(1.35)	$0.10	$0.52
Cumulative effect of a change in accounting principle per common share—diluted	—	—	(2.57)

Diluted (loss) earnings per common share	$(1.35)	$0.10	$(2.05)

Diluted weighted-average shares outstanding	13,949,372	14,122,334	14,492,282

See accompanying notes to consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2004, 2003 and 2002

	Series A Preferred Stock		Common Stock		Additional paid-in capital	Retained earnings	Shareholders’ equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2001	138,924	$1,000	13,476,100	$135,000	$78,592,000	$55,076,000	$133,804,000
Exercise of options, including tax benefit of $129,000	—	—	48,391	—	284,000	—	284,000
Net loss	—	—	—	—	—	(29,558,000)	(29,558,000)

Balance, December 31, 2002	138,924	1,000	13,524,491	135,000	78,876,000	25,518,000	104,530,000
Exercise of options, including tax benefit of $185,000	—	—	82,984	1,000	386,000	—	387,000
Series A conversion to common stock	(138,924)	(1,000)	138,924	1,000	—	—	—
Net income	—	—	—	—	—	1,457,000	1,457,000

Balance, December 31, 2003	—	—	13,746,399	137,000	79,262,000	26,975,000	106,374,000
Exercise of options, including tax benefit of $873,000	—	—	732,683	8,000	4,259,000	—	4,267,000
Compensation expense related to accelerated option vestiture	—	—	—	—	54,000	—	54,000
Dividends paid on Series A preferred stock	—	—	—	—	—	(221,000)	(221,000)
Net loss	—	—	—	—	—	(18,546,000)	(18,546,000)

Balance, December 31, 2004	—	$—	14,479,082	$145,000	$83,575,000	$8,208,000	$91,928,000

See accompanying notes to consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net (loss) income	$(18,546,000)	$1,457,000	$(29,558,000)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Cumulative effect of a change in an accounting principle	—	—	37,289,000
Depreciation and amortization	2,885,000	2,101,000	2,589,000
Provision for contract adjustments	464,000	363,000	—
Deferred income taxes	2,987,000	(64,000)	1,691,000
Compensation expense related to accelerated option vestiture	54,000	—	—
(Gain) loss on sale of property and equipment	(745,000)	1,000	2,000
(Increase) decrease in assets, net of effects from acquisitions:
Contracts receivable	(11,216,000)	4,621,000	1,786,000
Costs and estimated earnings in excess of billings on contracts	262,000	8,388,000	(7,813,000)
Inventories	(6,762,000)	1,515,000	312,000
Due from affiliates	1,867,000	(499,000)	(889,000)
Income tax receivable	(2,979,000)	(1,252,000)	—
Prepaid and other assets	2,529,000	(1,482,000)	(1,360,000)
Increase (decrease) in liabilities, net of effects from acquisitions:
Accounts payable	13,964,000	(3,538,000)	4,998,000
Accrued compensation	349,000	(779,000)	(141,000)
Accrued insurance expense	1,184,000	1,030,000	(476,000)
Provision for estimated losses on contracts	4,176,000	86,000	20,000
Other accrued liabilities	(143,000)	536,000	(229,000)
Billings in excess of costs and estimated earnings on contracts	610,000	1,573,000	22,000

Net cash (used in) provided by operating activities	(9,060,000)	14,057,000	8,243,000

Cash flows from investing activities:
Proceeds from sale of equipment	2,405,000	28,000	6,000
Purchase of property and equipment	(1,427,000)	(4,665,000)	(1,134,000)
Acquisition of subsidiaries, net of cash acquired	—	—	(60,000)

Net cash provided by (used in) investing activities	978,000	(4,637,000)	(1,188,000)

Cash flows from financing activities:
Net principal borrowings (payments) under revolving credit line	9,500,000	(1,600,000)	(100,000)
Principal payments on long-term debt	(7,000,000)	(7,000,000)	(7,000,000)
Proceeds from issuance of long-term debt with warrants and embedded derivatives	25,000,000	—	—
Increase in restricted cash	(10,000,000)	—	—
Payment of debt issuance costs	(1,914,000)	(113,000)	(27,000)
Net proceeds from issuance of common stock	3,394,000	202,000	155,000
Dividends paid related to Series A preferred stock	(221,000)	—	—

Net cash provided by (used in) financing activities	18,759,000	(8,511,000)	(6,972,000)

Net increase in cash and cash equivalents	10,677,000	909,000	83,000
Cash and cash equivalents at beginning of year	1,122,000	213,000	130,000

Cash and cash equivalents at end of year	$11,799,000	$1,122,000	$213,000

See accompanying notes to consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business

Modtech Holdings, Inc. and its subsidiaries (“Modtech”, “we”, “our”, or the “Company”) design, manufacture, market and install modular and re-locatable classrooms and commercial and light industrial modular buildings.

Our classrooms are sold primarily to California school districts. We also sell classrooms to the State of California and to leasing companies, who lease the classrooms principally to California school districts. Our modular classrooms include standardized units prefabricated at its manufacturing facilities, as well as customized units that are modular in design but constructed on site using components we manufacture. We also sell both standard and custom classrooms outside California, principally in Florida.

We also design and manufacture modular, portable buildings to customer specifications for a wide array of uses, including governmental, healthcare, educational, airport and correctional facilities; office and retail space; daycare centers; libraries; churches; construction trailers; golf clubhouses; police stations; convenience stores; fast food restaurants; and sales offices. The buildings are sold direct through an internal sales group, through leasing companies and through a dealer network to a wide range of end users.

Principles of Consolidation

The consolidated financial statements include the financial statements of Modtech Holdings, Inc. and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

Preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, contracts receivable, costs and estimated earnings in excess of billings on contracts, prepaid and other assets, accounts payable, accrued liabilities, and billings in excess of estimated earnings on contracts are measured at cost which approximates their fair value due to the short maturity period of the instruments. The carrying amount of the revolving credit line and long-term debt approximate their fair value because the interest rate on these instruments fluctuates with market interest rates. Our Subordinated Convertible Note has a fair value of approximately $19,756,000 and the related warrants and embedded derivatives have a fair value of $5,244,000 at December 31, 2004 (see note 7). The estimated fair value of these amounts has been determined using available market information and appropriate valuation methodologies.

Revenue Recognition

Construction Contracts

Construction contracts are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements.

Claims for additional contract costs are only recognized upon a signed change order from the customer.

The current asset, “Costs and estimated earnings in excess of billings on contracts,” represents revenues recognized in excess of amounts billed. The current liability, “Billings in excess of costs and estimated earnings on contracts,” represents billings in excess of revenues recognized.

Allowances for Contract Adjustments

We maintain allowances for contract adjustments that result from the inability of our customers to make their required payments. Management bases its allowances on analysis of the aging of accounts receivable, by account, at the date of the financial statements, assessments of historical collection trends, and an evaluation of the impact of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Other Products

Sales of other products are recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related accounts receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash and cash equivalents are held in United States (U.S.) financial institutions. Restricted cash consists of collateral to secure our Subordinated Convertible Note, and will be reduced as certain financial milestones are met (see note 7).

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line and accelerated methods over the following estimated useful lives:

Buildings	15 to 39 years
Land and building improvements	5 to 39 years
Leasehold improvements	5 to 30 years (or the shorter of the lease term)
Machinery and equipment	5 to 20 years
Office equipment	3 to 7 years
Trucks and automobiles	3 to 5 years

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. We adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, “Business Combinations.” The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Debt Issuance Costs

Debt issuance costs have been deferred and are being amortized over the term of the credit facility using the effective interest method (see note 7).

Stock Option Plans

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25”, to account for fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”—as amended, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002
Net (loss) income
As reported	$(18,546,000)	$1,457,000	$(29,558,000)
Deduct stock-based compensation expense determined under fair-value based method, net of tax	(896,000)	(340,000)	(985,000)

Pro forma	$(19,442,000)	$1,117,000	$(30,543,000)

Basic (loss) earnings per share
As reported	$(1.35)	$0.11	$(2.20)

Pro forma	(1.39)	0.08	(2.26)

Diluted (loss) earnings per share
As reported	$(1.35)	$0.10	$(2.05)

Pro forma	(1.39)	0.08	(2.11)

(Loss) Earnings per Share

We account for (loss) earnings per share in accordance with Statement No. 128, “Earnings per Share.” This Statement requires the presentation of both basic and diluted net (loss) income per share for financial statement purposes. Basic net (loss) income per share is computed by dividing (loss) income available to common shareholders by the weighted average number of common shares outstanding. Diluted net (loss) income per share includes the effect of the potential common shares outstanding.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Segment Information

We apply the provisions of Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Statement No. 131 establishes standards for reporting financial and descriptive information about an enterprise’s operating segments in its annual consolidated financial statements and selected segment information in interim financial reports. In 2004, 2003 and 2002, we had one operating segment and in accordance with Statement No. 131, only enterprise-wide disclosures have been provided.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Reclassification

Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

Comprehensive (Loss) Income

We have no components of other comprehensive (loss) income. Accordingly, comprehensive (loss) income is the same as net (loss) income for each period presented.

New Accounting Standards

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires those items be recognized as current-period charges. The provisions of this statement shall be effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. We do not expect adoption of this statement to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R, Share-Based Payment, a revision to Statement No. 123, Accounting for Stock-Based Compensation. This statement replaces Statement No. 123 and supersedes APB No. 25. This statement addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. Statement 123R will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We are required to adopt Statement 123R effective January 1, 2006 and have two transition options under the new standard; however, the recognition of compensation expense is the same under both options. We believe the adoption of Statement 123R may have a material effect on our financial results, however, the full effect of adopting Statement 123R has not been determined.

(2) Contracts Receivable

Contracts receivable consisted of customer billings for:

	2004	2003
Completed contracts	$17,292,000	$14,792,000
Contracts in progress	14,737,000	7,461,000
Retentions	7,674,000	6,234,000

	39,703,000	28,487,000
Less allowance for contract adjustments	(1,526,000)	(1,062,000)

	$38,177,000	$27,425,000

Retentions are expected to be collected within 12 months.

(3) Costs and Estimated Earnings in Excess of Billings on Contracts

Customer billing is determined by the “schedule of values” in accordance with contract terms as agreed to by all parties. Timing differences between costs incurred and billings based on the contract terms generate the costs and estimated earnings in excess of billings.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Net costs and estimated earnings in excess of billings on contracts consisted of:

	2004	2003
Net costs and estimated earnings on uncompleted contracts	$179,639,000	$117,176,000
Billings to date	(174,953,000)	(111,368,000)

	4,686,000	5,808,000
Net under (over) billed receivables from completed contracts	160,000	(90,000)

	$4,846,000	$5,718,000

These amounts are shown in the accompanying consolidated balance sheets under the following captions:

	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	$9,088,000	$9,530,000
Costs and estimated earnings in excess of billings on completed contracts	185,000	5,000

Costs and estimated earnings in excess of billings on contracts	9,273,000	9,535,000

Billings in excess of costs and estimated earnings on uncompleted contracts	(4,402,000)	(3,721,000)
Billings in excess of costs and estimated earnings on completed contracts	(25,000)	(96,000)

Billings in excess of costs and estimated earnings on contracts	(4,427,000)	(3,817,000)

	$4,846,000	$5,718,000

(4) Inventories

Inventories consist of:

	2004	2003
Raw materials	$10,317,000	$5,614,000
Work-in-process	2,188,000	1,227,000
Finished goods	1,098,000	—

	$13,603,000	$6,841,000

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(5) Property and Equipment, Net

Property and equipment, net consists of:

	2004	2003
Leasehold improvements	$13,851,000	$13,885,000
Machinery and equipment	8,207,000	8,236,000
Office equipment	1,810,000	1,983,000
Land	372,000	1,296,000
Construction-in-progress	1,394,000	564,000
Trucks and automobiles	785,000	744,000
Buildings	2,420,000	2,744,000
Land and building improvements	598,000	989,000

	29,437,000	30,441,000
Less accumulated depreciation and amortization	(13,926,000)	(13,044,000)

	$15,511,000	$17,397,000

In 2004, we sold a manufacturing property in Florida for an aggregate sales price of $2,405,000 and recorded a gain on sale of $745,000.

(6) Goodwill

In connection with the transitional goodwill impairment evaluation required upon adoption of Statement No. 142, we performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. We used quoted market prices to perform the assessment of whether there was an indication that goodwill may be impaired. As a result of this assessment, there was an indication that goodwill was impaired. As required by Statement No. 142, we performed a fair market valuation analysis, using market multiples, and other factors, on its business that had previously recorded goodwill. As a result of this analysis, the Company recorded an impairment charge of $37,289,000 during the three months ended March 31, 2002. The impairment loss was recognized as a cumulative effect of a change in an accounting principle in our 2002 consolidated statement of operations for the year ended December 31, 2002.

Statement No. 142, requires us to test for impairment of goodwill at least annually. The result of this analysis during 2004 and 2003 did not require us to recognize an impairment loss.

The changes in the carrying amount of goodwill are as follows:

Balance as of January 1, 2002	$109,613,000
Goodwill acquired during the period	60,000
Impairment loss	(37,289,000)

Balance as of December 31, 2002	72,384,000
Goodwill acquired during the period	—
Impairment loss	—
Deferred tax adjustments	(481,000)

Balance as of December 31, 2003	71,903,000
Goodwill acquired during the period	—
Impairment loss	—

Balance as of December 31, 2004	$71,903,000

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(7) Long-Term Debt and Revolving Credit Line

During 2003 we had a $66 million credit facility with a bank. The credit facility provided for $40 million revolving credit line and a 5-year term loan of $26 million. The credit facility was secured by all our assets, as well as our stock ownership in our subsidiaries. This credit facility was amended in March 2004 to provide for a $35 million revolving line of credit and a $12 million term loan expiring in 2006. As of December 31, 2004 and 2003, respectively, $16.9 million and $7.4 million was outstanding on the revolving credit line, and $5 million and $12 million was outstanding under the term loan. We had two standby letters of credit issued under the credit facility for $6,898,000 on which no amounts were outstanding as of December 31, 2004.

Indebtedness under the credit facility bears interest at LIBOR plus additional interest of between 1.25% and 2.5%. The additional interest charge was based upon certain financial ratios. Interest rates at December 31, 2004 and 2003 ranged from 8.25% to 8.50% and 2.94% to 4.50%, respectively, on the amounts outstanding under the credit facility.

The financial performance during 2004 resulted in the violation of certain bank covenants during the year and at year-end for which we received a waiver from our lenders. We entered into an Amendment and Forbearance Agreement with our existing senior lending group on December 29, 2004 which provided for, among other things, relief from our financial covenants through March 31, 2005 to allow for refinancing our debt. As part of the Amendment and Forbearance Agreement, no additional borrowing was allowed under the existing agreement.

On December 31, 2004, we entered into a securities purchase agreement (the Agreement) with an institutional investor, pursuant to which we issued and sold to the investor $25 million aggregate principal amount of a senior subordinated secured convertible note (the Note) and a related warrant.

The Note bears interest at 7% per annum. Interest on the Note is payable quarterly in cash. The principal amount of the Note is due on December 31, 2009. The Note holder has the option to cause Modtech to redeem up to $8.33 million face amount of the Notes on each of June 30 of 2006, 2007 and 2008.

The holder of the Note may convert the Note into 2,873,564 shares of our common stock at any time or from time-to-time at $8.70 per share (the Conversion Price). The Note has a weighted average anti-dilution provision that would cause an adjustment to the Conversion Price and the number of shares issuable under the Note upon the occurrence of specified events.

The Note contains restrictive covenants, including covenants that prohibit Modtech from incurring certain indebtedness, establishing certain liens on Modtech assets or issuing any variable priced securities. The terms of the Note require Modtech to maintain certain financial ratios on a quarterly basis. The covenants are substantially similar to the covenants contained in Modtech’s new senior credit facility (see note 21).

The Note is secured by a first priority, perfected security interest in certain cash collateral placed in a restricted, segregated collateral account. The amount of cash collateral required to be maintained in this account is $10 million and is recorded as restricted cash on our consolidated balance sheet as of December 31, 2004. The cash collateral is not accessible for use by Modtech until such time as it is released. The cash held in the cash collateral account will be reduced as certain financial milestones are met and can be used, in part, to fund optional redemptions that may be exercised by the Note holder on June 30 of 2006, 2007 and 2008, or upon an “event of default” as defined under the Note. The Note is also secured by a second priority security interest in the assets of Modtech, subordinated only to certain senior indebtedness of Modtech, including Modtech’s existing credit facility with Modtech’s senior lenders.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

As part of the transaction, we issued to the investor a five-year warrant to purchase 229,886 shares of our common stock (representing 8% of the shares underlying the Note). The exercise price of the warrant is equal to the Conversion Price. The warrant may be exercised at any time after issuance and expires December 31, 2009. The warrant has a weighted average anti-dilution provision that would cause an adjustment to the exercise price of, and number of shares issuable under, the warrant upon the occurrence of specified events. The Note was recorded net of a discount, including $562,000 representing the estimated fair value of the warrant (further described below). The discount will be amortized over the life of the Note using the effective interest method.

In connection with this transaction, warrants were issued to a financial advisor to purchase 155,173 shares of our common stock (representing 5% of the amount of shares of common stock issuable under the Note and warrant), as compensation for advisory services. The exercise price of these warrants is equal to the Conversion Price. The warrant may be exercised at any time after issuance and expired December 31, 2009. The warrant has a weighted average anti-dilution provision that would cause an adjustment to the exercise price of, and number of shares issuable under, the warrant upon the occurrence of specified events. These warrants were valued using a Black-Scholes option pricing model, resulting in a total valuation of $389,000 and were capitalized as debt issuance costs in the accompanying consolidated balance sheets and will be amortized over the term of the Note using the effective interest method. The following assumptions were used to value these warrants on December 31, 2004: expected dividend yield of 0.0%, expected stock price volatility of 32.0%, risk free interest rate of 3.63% and a contractual life of 5 years.

The Note is a hybrid instrument comprised of three components: (1) a debt instrument, (2) a financial derivative instrument (the warrants issued to the Note holder) and (3) certain embedded derivatives. The embedded derivatives include the right to convert the Note by the Note holder at any time, certain default redemption right premiums, and a change of control premium (payable in cash if a fundamental change occurs). In accordance with the guidance of FASB Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issues Task Force (EITF) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, the embedded derivatives must be removed from the debt host and accounted for separately as a derivative instrument. Based on EITF No. 00-19, the derivative instruments were determined to be classified as liabilities on the balance sheet. These derivative instruments will be marked-to-market each reporting period, with a corresponding gain or loss charged to the current period. The valuation of the debt instrument was derived using a present valuation measure. Valuation of the warrant issued to the Note holder was determined using a Black-Scholes option pricing model using the same assumptions as the warrants issued to the financial advisor, resulting in a recorded valuation of $562,000. The valuation of the other embedded derivatives was derived by using various other valuation methods, which included Black-Scholes option pricing models. The initial value of the embedded derivatives totaled $4,682,000. The total value of $5,244,000 including the embedded derivatives and the warrants has been deducted as a discount to the face value of the $25 million Note and recorded as a component of other accrued liabilities as of December 31, 2004. The discount resulting from the warrants and embedded derivatives will be accreted to interest expense over the term of the Note.

Long-term debt consists of:

	2004	2003
Term Loan	$5,000,000	$12,000,000
Convertible Note	19,756,000	—

Less current portion of long-term debt	(5,000,000)	(6,000,000)

	$19,756,000	$6,000,000

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(8) Income Taxes

The components of the 2004, 2003 and 2002 provision for Federal and state income tax benefit (expense) computed in accordance with Statement No. 109 are summarized below:

	2004	2003	2002
Current:
Federal	$3,246,000	$(808,000)	$(3,313,000)
State	6,000	(194,000)	(769,000)
Deferred:
Federal	(2,463,000)	(21,000)	(1,446,000)
State	(681,000)	85,000	(245,000)

	$108,000	$(938,000)	$(5,773,000)

The tax benefits associated with the exercise of employee stock option plans of $873,000, $185,000 and $129,000 in 2004, 2003 and 2002, respectively, were recorded directly to additional paid-in capital.

Income tax benefit (expense) attributable to (loss) income from operations differed from the amounts computed by applying the U.S. Federal income tax rate to pretax (loss) income from operations as a result of the following:

	2004	2003	2002
Taxes, U.S. statutory rates	34.0%	(34.0)%	(35.0)%
State taxes, less Federal benefit	4.7	(4.9)	(4.6)
Effect of non-deductible expenses	(0.8)	(1.3)	(0.2)
Other	1.7	1.0	(3.0)
Change in valuation allowance	(39.0)	—	—

Total taxes on loss (income)	0.6%	(39.2)%	(42.8)%

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Allowances and accruals not recognized for income tax purposes	$5,206,000	$2,985,000
State taxes	—	88,000
Federal net operating loss carryforward	579,000	—
State net operating loss carryforward	986,000	—
Federal AMT credit carryforward	243,000	—
Covenants not to compete	797,000	891,000
Other	223,000	162,000

Total gross deferred tax assets	8,034,000	4,126,000
Less valuation allowance	(7,279,000)	—

Net deferred tax assets	755,000	4,126,000

Deferred tax liabilities:
Prepaid expenses	(167,000)	(585,000)
Property and equipment	(433,000)	(405,000)
Billings in excess of costs and estimated earnings on contracts	(155,000)	(149,000)

Total gross deferred tax liabilities	(755,000)	(1,139,000)

Total net deferred tax assets	$—	$2,987,000

These amounts have been presented in the consolidated balance sheets as follows:

	2004	2003
Current deferred tax assets	$—	$2,875,000
Non-current deferred tax assets	—	112,000

Total net deferred tax assets	$—	$2,987,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Included in deferred tax assets is a State net operating loss carryforward of $11.6 million, which will expire in 2014, and a Federal net operating loss carryforward of $1.7 million, which will expire in 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon our cumulative losses for the three years ended December 31, 2004 we have provided a valuation allowance in the amount of $7.3 million reducing the net realizable benefits of these deductible differences to zero at December 31, 2004. The net change in the valuation allowance for 2004 was an increase of $7.3 million. The amount of the deferred tax asset considered realizable could change in the near term if projected future taxable income is realized.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(9) Transactions with Related Parties

Sales

One of the companies to which we sold modular classrooms was affiliated with the Company through ownership by one of our former officers. This officer discontinued employment with us effective August 7, 2004. Therefore, the 2004 related party sales as shown below is for the 7-month period ended July 31, 2004.

The table below summarizes the related party classroom sales:

	2004	2003	2002
Sales	$1,567,000	$3,203,000	$5,749,000
Cost of goods sold	1,408,000	2,670,000	4,611,000
Gross profit percentage	10.15%	16.64%	19.79%

The related party purchased modular re-locatable classrooms from us on standard terms and at standard wholesale prices.

Due from affiliates includes a portion of unpaid invoices as a result of the above transactions. As of December 31, 2004 and 2003 these amounts totaled $0 and $1,867,000, respectively. Additional amounts arising from these transactions are included in the following captions:

	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	$—	$462,000

Billings in excess of costs and estimated earnings on uncompleted contracts	$—	$(108,000)

Operating Leases

Certain manufacturing facilities were leased from former related-party partnerships under non-cancelable operating leases through 2019. A former officer is a partner in the partnerships. This partner discontinued employment with us effective August 7, 2004. These related party leases require monthly payments which aggregate approximately $40,000. In connection with the lease at the Lathrop facility, the Company made an $83,000 security deposit during 1990.

Future minimum lease payments under these leases are discussed in note 16. Included in cost of goods sold is rent expense of $280,000, $479,000 and $466,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(10) 401(k) Plans

We have tax deferred savings plans under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 12% of gross annual earnings. Our contributions are made on a 50% matching basis of eligible contributions. Our contributions were approximately $273,000, $283,000 and $291,000 in 2004, 2003, and 2002 respectively.

(11) Stock Options

In May of 1994, the Board of Directors voted and approved a stock option plan (the May 1994 Plan). The May 1994 Plan provided for the grant of both incentive and non-qualified options to purchase up to 500,000 shares of the Company’s common stock. The incentive stock options were granted only to employees, including

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

officers of the Company, while non-qualified stock options were granted to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant services to the Company. The exercise price of the stock options was not less than the fair market value of the underlying stock at the date of the grant (110% if granted to an employee who owns 10% or more of the Company’s common stock). All of these options were granted prior to 1999.

In 1996, our Board of Directors authorized the grant of options to purchase up to 500,000 shares of our common stock. The non-statutory options were granted to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant service to the Company. The exercise price of the stock options was not less than the fair market value of the underlying stock at the date of the grant (110% if granted to an employee who owns 10% or more of our common stock). All of these options were granted prior to 1999.

In 1999, our shareholders approved a stock option plan (the 1999 Plan). The 1999 Plan provides for the grant of non-statutory options to purchase up to 1,450,000 shares of our common stock. The non-statutory options may be granted to employees, officers, directors, consultants, independent contractors and others expected to provide significant service to the Company. The exercise price of the stock options cannot be less than the fair market value of the underlying stock at the date of the grant (110% if granted to an employee who owns 10% or more of our common stock). In 2002, 185,038 shares were granted, and no shares were granted under this plan in 2003 or 2004. As of December 31, 2004, 46,146 shares are available for future grants.

In 2002, our shareholders approved a stock option plan (the 2002 Plan). The 2002 Plan provides for the grant of non-statutory options to purchase up to 1,000,000 shares of our common stock. The non-statutory options may be granted to employees, officers, directors, consultants, independent contractors and others expected to provide significant service to the Company. The exercise price of the stock options cannot be less than the fair market value of the underlying stock at the date of the grant (110% if granted to an employee who owns 10% or more of our common stock). No shares were granted under this plan as of December 31, 2002. Grants of 468,561 and 486,762 shares were made during the years ended December 31, 2004 and 2003, respectively.

Stock options outstanding under our stock option plans are summarized as follows:

	Shares	Weighted Average Exercise Price
December 31, 2001	2,205,734	$7.14
Granted	185,038	9.21
Exercised	(48,391)	3.21
Terminated	(6,000)	8.33

December 31, 2002	2,336,381	7.38

Granted	486,762	9.66
Exercised	(82,984)	2.43
Terminated	(347,101)	6.41

December 31, 2003	2,393,058	8.15

Granted	468,561	7.79
Exercised	(732,683)	4.63
Terminated	(153,367)	8.99

December 31, 2004	1,975,569	$9.31

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

All stock options have a maximum term of ten years and become fully exercisable in accordance with a predetermined vesting schedule which varies.

The per share weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $3.20, $4.66, and $4.88, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Average risk-free interest rate	3.0%	2.3%	3.4%
Volatility factor	49.28%	61.0%	66.61%
Expected life	4 years	4 years	4 years

The following information applies to options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.50 - $ 7.00	296,157	5.4	$6.38	296,157	$6.38
$ 7.00 - $10.00	1,483,996	6.7	8.70	978,367	8.94
$12.62 - $20.57	195,416	3.0	18.39	195,416	18.39

	1,975,569	6.1	$9.31	1,469,940	$9.68

(12) Series A Preferred Stock

In conjunction with a prior merger, 138,924 shares of Series A Preferred Stock were issued in February 1999. The Series A Preferred Stock had no voting rights, including, without limitation, the right to vote on the election of directors, mergers, reorganization or a sale of all or substantially all of our assets. Dividends accrued on each share of Series A Preferred Stock at the rate of $0.40 per annum as declared. Dividends may not be paid on our common stock until all accrued dividends on the Series A Preferred Stock were paid or declared and set aside for payment.

Subject to proportional adjustments due to stock splits, reverse stock splits and similar transactions, each share of Series A Preferred Stock was convertible into one share of our common stock at any time following two years after their date of issuance. Each outstanding share of Series A Preferred Stock automatically converted into one share of our common stock in February 2003, the fourth anniversary of the Series A Preferred Stock issuance.

The Board approved a special dividend related to the Series A Preferred Stock totaling $221,000, which was paid in 2004.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(13) (Loss) Earnings per Share

The following table represents the calculation of basic and diluted (loss) earnings per common share:

	2004	2003	2002
Basic
(Loss) income before cumulative effect of a change in accounting principle	$(18,546,000)	$1,457,000	$7,731,000
Cumulative effect of a change in accounting principle	—	—	(37,289,000)

Net (loss) income	(18,546,000)	1,457,000	(29,558,000)
Dividends on preferred stock (see note 12)	221,000	7,000	156,000

Net (loss) income available to common stockholders	$(18,767,000)	$1,450,000	$(29,714,000)

Basic weighted-average shares outstanding	13,949,372	13,707,610	13,498,766

Basic (loss) earnings per common share before cumulative effect of a change in accounting principle	$(1.35)	$0.11	$0.56

Cumulative effect of a change in accounting principle per common share—basic	—	—	(2.76)

Basic (loss) earnings per common share	$(1.35)	$0.11	$(2.20)

Diluted
Net (loss) income	$(18,546,000)	$1,457,000	$(29,558,000)

Basic weighted-average shares outstanding	13,949,372	13,707,610	13,498,766
Add:
Conversion of preferred stock	—	17,508	138,924
Exercise of stock options	—	397,216	854,592

Diluted weighted-average shares outstanding	13,949,372	14,122,334	14,492,282

Diluted (loss) earnings per common share before cumulative effect of a change in accounting principle	$(1.35)	$0.10	$0.52
Cumulative effect of a change in accounting principle per common share—diluted	—	—	(2.57)

Diluted (loss) earnings per common share	$(1.35)	$0.10	$(2.05)

Excluded from diluted earnings per common share as of December 31, 2004 were 2,873,564 shares issuable upon conversion of the Note and a total of 385,059 shares for warrants issued in connection with the Note (see note 7). Options to purchase 1,975,569, 1,113,822 and 197,641 shares of common stock were outstanding during 2004, 2003 and 2002, respectively, but were not included in the computation of diluted (loss) earnings per common share because the effect would be anti-dilutive.

(14) Major Customers

Sales to two major customers represented the following percentage of net sales:

	2004	2003	2002
Customer A	6%	4%	5%

Customer B	5%	6%	12%

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

(15) Supplemental Disclosures of Cash Flow Information

	2004	2003	2002
Cash paid during the year for:
Interest	$1,674,000	$1,136,000	$1,340,000

Income taxes	$120,000	$700,000	$4,415,000

(16) Commitments and Contingencies

Land Leases

We have entered into various non-cancelable agreements to lease land at our manufacturing facilities through 2019. Minimum lease payments under these non-cancelable operating leases for the next five years and thereafter are as follows:

Year ending December 31:
2005	$1,538,000
2006	1,538,000
2007	1,460,000
2008	1,033,000
2009	1,009,000
Thereafter	6,948,000

$13,526,000

Rent expense for the years ended December 31, 2004, 2003 and 2002 was $1,618,000, $2,147,000, and $2,321,000 respectively.

(17) Warranty

The standard contractual warranty for our modular buildings is one year, although it may vary by contract specifications. Purchased equipment installed by us, such as air conditioning units, carries the manufacturers’ standard warranty. To date, warranty costs incurred have been immaterial.

(18) Pending Claims and Litigation

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of the claims will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

(19) Correction of Immaterial Error in Prior Periods

Certain corrections have been made to prior periods related to the initial recognition of an expected receivable for a legal settlement. The receivable was recorded in the amount of $735,000, of which $242,000 was recorded in 2002 and $493,000 was recorded in 2001 and 2000. After reviewing this accounting treatment, we have revised our current year presentation as a correction of an immaterial error in prior periods. The result of this correction was a decrease in other assets and retained earnings as of December 31, 2003 of $735,000. Final

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

settlement of this legal case resulted in $795,000 recognized in other income during 2004. The effect of this correction on previously reported operating results and financial position for 2002 is summarized as follows:

	2002 As Reported	2002 As Corrected
Income from operations	$15,334,000	$15,090,000
Income before income taxes	13,746,000	13,504,000
Net loss	(29,316,000)	(29,558,000)
Net loss applicable to common shareholders	(29,472,000)	(29,714,000)
Basic loss per share	(2.19)	(2.20)
Diluted loss per share	(1.99)	(2.05)
Other assets	1,319,000	584,000
Retained earnings	26,253,000	25,518,000

(20) Selected Quarterly Financial Information (Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2004:
Net sales	$45,207,000	$55,950,000	$54,628,000	$29,409,000
Gross (loss) profit	(3,213,000)	(3,023,000)	3,546,000	(230,000)
Net (loss) income	(11,965,000)	(5,639,000)	759,000	(1,701,000)
(Loss) earnings per common share:
Basic	$(0.86)	$(0.41)	$0.05	$(0.12)
Diluted	(0.86)	(0.41)	0.05	(0.12)

2003:
Net sales	$23,143,000	$50,729,000	$45,713,000	$40,285,000
Gross (loss) profit	(3,064,000)	6,010,000	5,212,000	3,774,000
Net (loss) income	(3,242,000)	2,191,000	1,580,000	928,000
(Loss) earnings per common share:
Basic	$(0.24)	$0.16	$0.12	$0.07
Diluted	(0.24)	0.15	0.11	0.07

(21) Subsequent Events

Plant Closure

On February 1, 2005, the Company approved plans to consolidate manufacturing facilities by closing the Lathrop plant in Northern California and shift production to other plants, principally those located in Southern California. The closure was completed on April 30, 2005, and resulted in the elimination of approximately 140 employee positions. We estimate that the aggregate costs incurred in connection with the plant closure, including redeployment of assets, and related costs will be approximately $700,000.

New Credit Facility

On February 25, 2005 we entered into a Financing Agreement (the New Credit Facility), by and among the Company, Fortress Credit Corp., as administrative and collateral agent and senior lenders as identified in the New Credit Facility. In anticipation of this refinancing, we wrote off approximately $643,000 in capitalized debt

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

issuance costs in 2004. The New Credit Facility provides for the making by the lenders identified therein of revolving credit loans in an aggregate principal amount not to exceed $17 million at any time (the Revolving Credit Loan) and a term loan in the aggregate principal amount $21 million (the Term Loan). The Revolving Credit Loan also provides for a letter of credit subfacility in the maximum amount of $10 million. The New Credit Facility is secured by substantially all of the assets of Modtech.

The Revolving Credit Loan will bear interest per annum, payable monthly, at a variable rate of 3.75% to 4.75% plus the greater of 5% or JPMorgan Chase Bank’s prime rate. The Term Loan will bear interest per annum, payable monthly, at the 30-day LIBOR rate plus a variable rate of 7.5% to 8.5%. The variable rates depend on Modtech’s senior secured leverage ratio. Both loans mature and are due and payable on February 25, 2008.

Amounts owed under the New Credit Facility may be accelerated under various circumstances more fully described in the New Credit Facility, including, but not limited to, the failure to make principal or interest payments due under the New Credit Facility, breaches of certain covenants, representations and warranties set forth in the New Credit Facility, the occurrence of certain insolvency or receivership events affecting the Company and certain events having a material adverse effect on the business, assets, operations or condition of the Company taken as a whole.

The New Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including, without limitation, restrictions on the Company’s ability to, among other things, incur debt, create liens, make investments, pay dividends, sell assets, undertake transactions with affiliates, and enter into unrelated lines of business.

In connection with entry into the New Credit Facility we terminated the Credit Agreement dated as of December 26, 2001, as subsequently amended (the Prior Credit Facility). We paid off all amounts borrowed and due under the Prior Credit Facility, which aggregated approximately $22.3 million. There were no early termination penalties incurred by the Company in connection with the termination of the Prior Credit Facility.

Project Cost Overruns

Cost overruns totaling $10.6 million have been identified for the Heritage High School project in Brentwood, California for 2004 and the first five months of 2005. Of this total, $9.7 million was included in the 2004 results of operations and $0.9 million will be included in the 2005 results of operations. Cost overruns of $4.0 million were identified prior to December 31, 2004. The remaining $5.7 million in additional cost overruns was identified in April and May 2005 prior to the issuance of our 2004 consolidated financial statements. These overruns are included in the 2004 results because they relate to certain contract conditions that existed as of December 31, 2004 and the subsequent information obtained during April and May 2005 allowed for the refinement of the loss estimate on this contract prior to the issuance of our consolidated financial statements. This refinement is made pursuant to paragraph 82 of the AICPA’s Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which states that cost estimate refinements obtained subsequent to the balance sheet date should be included as an adjustment to the unissued financial statements. These contract overruns are included within “Costs of goods sold” in the Consolidated Statement of Operations for the year ended December 31, 2004, and under the caption “Provision for estimated losses on contracts” on the Consolidated Balance Sheet as of December 31, 2004.

Additional costs of $0.9 million, bringing the total cost overruns to $10.6 million, have been incurred or identified during the first five months of 2005. These costs include approximately $0.5 million for remediation

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

required by water intrusion occurring in January and February 2005 and approximately $0.4 million for additional work requested by the owner in 2005 for which change orders have not yet been approved. These additional costs of $0.9 million were not included in the results for 2004 as they were not conditions of the original contract and relate to 2005 events.

Liquidity

The Company has suffered a significant operating loss as well as negative operating cash flow in the latest fiscal year. Our financial performance for the quarter ended March 31, 2005 resulted in the violation of certain financial covenants within our New Credit Facility and, thru cross default provision, the Note. The Company obtained waivers for all such covenant violations at March 31, 2005 and is attempting to obtain amendments to the New Credit Facility to avoid future covenant violations. There can be no assurance that the Company will be successful in obtaining those amendments.

In order to raise additional capital, the Company executed a non-binding term sheet on June 14, 2005 for a private placement of equity securities in the aggregate amount of $11.7 million. Pursuant to the term sheet, the potential investors will purchase shares of the Company’s common stock at $5.67 per share, based on 85% of the average closing price for May 26, 2005 thru June 2, 2005. The stock will include five-year warrants to purchase additional shares equal to one-half the number of shares initially sold. The warrants will have an exercise price of $8.00 per share. There can be no assurance that the Company will be successful in closing the private placement.

Schedule II—Valuation and Qualifying Accounts

Description	Balance at beginning of year	Acquired through acquisition	Amounts charged to expense	Deductions	Balance at end of year
Allowance for contract adjustments:
Year ended December 31, 2002	$1,425,000	$—	$—	$—	$1,425,000

Year ended December 31, 2003	$1,425,000	$—	$282,000	$(645,000)	$1,062,000

Year ended December 31, 2004	$1,062,000	$—	$500,000	$(36,000)	$1,526,000

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$3,502,000	$11,799,000
Restricted cash—current	5,000,000	—
Contracts receivable, net	44,106,000	38,177,000
Costs and estimated earnings in excess of billings	19,733,000	9,273,000
Inventories	12,847,000	13,603,000
Income tax receivable	221,000	4,877,000
Other current assets	1,760,000	1,938,000

Total current assets	87,169,000	79,667,000

Property and equipment, net	15,110,000	15,511,000
Other assets:
Restricted cash	12,396,000	10,000,000
Goodwill	71,903,000	71,903,000
Debt issuance costs, net	3,805,000	2,068,000
Other assets	593,000	642,000

Total assets	$190,976,000	$179,791,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$27,222,000	$20,284,000
Accrued liabilities	27,266,000	20,850,000
Billings in excess of costs	5,031,000	4,427,000
Current revolving credit line	2,535,000	16,900,000
Current maturities of long-term debt	10,851,000	5,000,000

Total current liabilities	72,905,000	67,461,000
Long-term debt, excluding current portion	24,337,000	19,756,000

Total liabilities	97,242,000	87,217,000

Shareholders’ equity:
Common stock, $.01 par value. Authorized 25,000,000 shares; issued and outstanding 17,054,719 and 14,479,082 in 2005 and 2004, respectively	170,000	145,000
Additional paid-in capital	96,842,000	83,575,000
Retained loss	(3,278,000)	8,854,000

Total shareholders’ equity	93,734,000	92,574,000

	$190,976,000	$179,791,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,
	2005	2004
Net sales	$174,411,000	$139,987,000
Cost of goods sold	(161,237,000)	(139,694,000)

Gross profit	13,174,000	293,000
Selling, general, and administrative expenses	11,150,000	10,992,000
Gain on sale of property and equipment	(57,000)	(757,000)

Income (loss) from operations	2,081,000	(9,942,000)

Other income (expense):
Interest expense, net	(7,028,000)	(1,448,000)
Loss on embedded derivatives	(4,009,000)	—
Loss on warrant derivatives	(3,500,000)	—
Other, net	324,000	43,000

	(14,213,000)	(1,405,000)

Loss before income taxes	(12,132,000)	(11,347,000)
Income tax benefit	—	(4,766,000)

Net loss	(12,132,000)	(6,581,000)
Basic and diluted loss per common share	$(0.80)	$(0.48)

Basic weighted-average shares outstanding	15,218,000	13,812,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net loss	$(12,132,000)	$(6,581,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,059,000	1,748,000
Gain on sale of property and equipment	(57,000)	(757,000)
Non-cash interest expense	900,000	—
Non-cash loss on embedded derivatives	4,009,000	—
Non-cash loss on warrant derivatives	3,500,000
Accretion on convertible debt discount	793,000	—
(Increase) decrease in assets:
Contracts receivable	(5,929,000)	(13,655,000)
Costs and estimated earnings in excess of billings	(10,460,000)	(8,225,000)
Inventories	756,000	(7,824,000)
Due from affiliates	—	1,867,000
Income tax receivable	4,956,000	—
Other current and non-current assets	188,000	1,872,000
Increase (decrease) in liabilities
Accounts payable	6,938,000	19,456,000
Accrued liabilities	(3,698,000)	1,980,000
Billings in excess of costs	603,000	1,165,000

Net cash used in operating activities	(7,574,000)	(8,954,000)

Cash flows from investing activities:
Proceeds from sale of property and equipment	109,000	2,405,000
Purchase of property and equipment	(965,000)	(1,211,000)

Net cash (used in) provided by investing activities	(856,000)	1,194,000

Cash flows from financing activities:
Net principal (payments) borrowings under revolving credit line	(21,412,000)	15,500,000
Principal payments on long-term debt	(12,104,000)	(6,250,000)
Proceeds from issuance of long-term debt	27,898,000	—
Increase in restricted cash	(7,396,000)	—
Payment of debt issuance costs	(2,313,000)	(235,000)
Series A dividend payment	—	(221,000)
Net proceeds from issuance of common stock	15,460,000	197,000

Net cash provided by financing activities	133,000	8,991,000

Net (decrease) increase in cash and cash equivalents	(8,297,000)	1,231,000
Cash and cash equivalents at beginning of period	11,799,000	1,122,000

Cash and cash equivalents at end of period	$3,502,000	$2,353,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

September 30, 2005

1) Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary to present fairly the financial position and results of operations as of and for the periods presented.

The results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year.

2) Inventories

Inventories consist of the following:

	September 30, 2005	December 31, 2004
Raw materials	$10,991,000	$10,317,000
Work in process	1,665,000	2,188,000
Finished goods	191,000	1,098,000

	$12,847,000	$13,603,000

3) Restricted Cash

Restricted cash as of September 30, 2005 consists of $10.0 million in cash collateral required under our $25.9 million convertible note and $7.4 million in cash collateral required by a letter of credit subfacility under our new revolving credit loan (Note 4). A $5.0 million portion of the $10.0 million cash collateral is classified as short-term as defined in the convertible note agreement. The remaining restricted cash amounts are classified as long-term assets as of September 30, 2005 according to the terms of their respective contracts.

4) Debt

We have two credit facilities currently outstanding as of September 30, 2005. Our senior debt, entered into during the quarter ended March 31, 2005, consists of a credit facility totaling a maximum of $38.0 million (“New Credit Facility”) with Fortress Credit Corporation (“Senior Lender”). Our subordinated debt, issued on December 31, 2004 and amended and restated on August 5, 2005, is a $25.9 million convertible note (“Note”) with Amphora Limited.

New Credit Facility

The New Credit Facility provides for revolving credit loans in an aggregate principal amount not to exceed $17.0 million at any time (the “Revolving Credit Loan”) and a term loan in the aggregate principal amount of $21.0 million (the “Term Loan”). The Revolving Credit Loan also provides for a letter of credit subfacility in the maximum amount of $10.0 million, of which $2.5 million was outstanding as of September 30, 2005. This letter of credit subfacility is also secured by a cash collateral account, which is recorded as restricted cash on our

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

condensed consolidated balance sheet as of September 30, 2005 (Note 3). The New Credit Facility is secured by substantially all of the assets of Modtech.

On August 5, 2005, in connection with the closing of the New Equity Issuance (Note 5), we entered into a first amendment to the New Credit Facility which amended certain financial covenants and waived any prior non-compliance with such covenants. On September 19, 2005, we entered into a second amendment to the New Credit Facility which increased the rate at which the Company can borrow funds from once to twice within any period of five consecutive business days and revised the definition of the borrowing base to include all cash and cash equivalents up to a maximum of $5.0 million. Previously, the New Credit Facility excluded the first $5.0 million of cash and cash equivalents from the borrowing base. Pursuant to this second amendment, we are required to pay down our Revolving Credit Loan whenever our cash and cash equivalents exceed $5.0 million and we are prohibited from accumulating cash and cash equivalents in excess of $5.0 million until the Revolving Credit Loan has been paid off in full.

During the third quarter of 2005, we paid down our Term Loan by $4.9 million due to the receipt our 2004 federal income tax refund. This was a mandatory prepayment required under the terms of the Term Loan agreement. This $4.9 million principal payment reduced the long-term portion of the Term Loan and correspondingly reduced our overall maximum credit under this facility from $38.0 million to $33.1 million.

The Revolving Credit Loan bears interest per annum, payable monthly, at a variable rate of 3.75% to 4.75% plus the greater of 5% or JPMorgan Chase Bank’s prime rate. The Term Loan bears interest per annum, payable monthly, at the 30-day LIBOR rate plus a variable rate of 7.5% to 8.5%. The variable rates depend on Modtech’s senior secured leverage ratio. Principal payments in the amount of $1 million are due quarterly, with the first payment made on July 1, 2005. Both loans mature and are due and payable on February 25, 2008. As of September 30, 2005 the applicable annual interest rates for the Revolving Credit Loan, Term Loan and letter of credit subfacility were 11.5%, 12.2%, 5.5%, respectively.

The Term Loan balance totals $13.9 million as of September 30, 2005, with $4.0 million classified as current and the remaining $9.9 million classified as long-term.

Convertible Note and Embedded Derivatives

On August 5, 2005, in connection with the New Equity Issuance (Note 5), we also amended and restated our $25.0 million Note to increase the principal amount to $25.9 million to cover amounts owed under an existing Registration Rights Agreement for failure to timely file a registration statement covering the shares issuable upon conversion of the Note and exercise of a warrant held by the Note holder. The failure arose from delays in the completion of the fiscal 2004 audit. In connection with the amendment to the Note, we also issued a new warrant to the Note holder exercisable for 8,276 shares of common stock (“New Warrant”). This New Warrant is in addition to the 229,886 shares issuable upon exercise of the existing warrant.

The conversion price of the amended Note and the exercise price of both the warrants have been reduced from $8.70 per share to $8.57 and $8.56 per share, respectively, due to an adjustment pursuant to customary anti-dilution provisions resulting from the New Equity Issuance. This adjustment in the exercise price correspondingly increased the number of shares convertible on the Note to 3,022,171 shares of common stock and the total number of shares exercisable for both warrants to 242,057 shares of common stock. The conversion price of the Note and the exercise price of either warrant cannot be reduced below $8.57 and $8.56 per share, respectively, without stockholder approval. We have agreed to seek stockholder approval of the New Equity

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

Issuance which, if obtained, will reduce the conversion price of the Note and the exercise price of both warrants to $7.82 per share. The Note holder may convert the Note or exercise either warrant at any time or from time-to-time.

The $0.9 million increase in the amended and restated Note was recorded net of a discount, including $16,000 representing the estimated fair value of the New Warrant issued and $140,000 for the value of the underlying embedded derivatives (as further described below). The New Warrant may be exercised at any time after issuance and will expire on December 31, 2009. The valuation of the New Warrant issued was determined using a Black-Scholes option pricing model using the following assumptions: expected dividend yield of 0.0%, expected stock price volatility of 45.0%, risk free interest rate of 3.79% and a remaining contractual life of 4.4 years. The valuation of the embedded derivatives was derived by using various other valuation methods, which included Black-Scholes option pricing models. The total value of $156,000 including the embedded derivatives and the New Warrant has been deducted as an additional discount to the face value of the amended $25.9 million Note and recorded as a component of accrued liabilities as of September 30, 2005. This discount will be accreted to interest expense over the remaining term of the Note.

The Note bears interest at 7% per annum. Interest on the Note is payable quarterly in cash. The principal amount of the Note is due on December 31, 2009. The Note holder has the option to cause Modtech to redeem up to $8.33 million face amount of the Note on June 30, 2006, $9.23 million on June 30, 2007, and $8.33 million on June 30, 2008. The face amount of $8.33 million, or $6.9 million net discounted value, is therefore classified as current as of September 30, 2005, as this portion may become due and payable within one year at the option of the Note holder

The Note is secured by a first priority, perfected security interest in certain cash collateral placed in a restricted, segregated collateral account. The amount of cash collateral required to be maintained in this account is $10.0 million and is recorded as restricted cash on our condensed consolidated balance sheet as of September 30, 2005 (Note 3). The cash collateral is not accessible for use by us until such time as it is released. The cash held in the cash collateral account will be reduced as certain financial milestones are met and can be used, in part, to fund optional redemptions that may be exercised by the Note holder on June 30 of 2006, 2007 and 2008, or upon an “event of default” as defined under the Note. The Note is also secured by a second priority security interest in the assets of Modtech, subordinated only to certain senior indebtedness of Modtech, including Modtech’s New Credit Facility with our Senior Lender.

During the nine months ended September 30, 2005, $1.7 million in additional interest expense was recorded due to delayed registration of the common shares that are convertible under the Note by the Note holder. Also included in interest expense for the three and nine months ended September 30, 2005 is $268,000 and $793,000, respectively, due to non-cash accretion of the discount on the Note.

There are certain embedded derivatives associated with the Note. An embedded derivative is a derivative instrument that is embedded within another contract, which under the convertible note (the host contract) includes the right to convert the Note by the holder, certain default redemption right premiums and a change of control premium (payable in cash if a fundamental change occurs). In accordance with Financial Accounting Standards Board (FASB) Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, these embedded derivatives are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. We conducted a valuation of these embedded derivatives as of March 31, 2005, June 30, 2005 and September 30, 2005 using various valuation methods, which included Black-Scholes option pricing models. Due to the increase in our stock price from $6.50 at June 30, 2005 to $9.72 at

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

September 30, 2005 and the decrease in the exercise price of the Note from $8.70 to $8.57 (as described above), the valuation conducted as of September 30, 2005 resulted in a non-cash loss of $6,112,000 and $4,009,000 for the three and nine month periods ended September 30, 2005, respectively, with a corresponding increase in the embedded derivative liability, which is included as a component of accrued liabilities at September 30, 2005. As of September 30, 2005, the fair value of the embedded derivative liability is $8,831,000.

The discounted balance on the Note totals $21.3 million as of September 30, 2005, with $6.9 million classified as current (as described above) and the remaining $14.4 million classified as long-term.

Covenants

Our financial performance for the three and nine month periods ended September 30, 2005 resulted in the violation of certain financial covenants within our New Credit Facility and the Note. We have obtained waivers for these violations and are currently negotiating with our Senior Lender to amend the financial covenants in the New Credit Facility.

5) Private Placement Issuance of Common Stock and Warrant Derivatives

On August 5, 2005, we completed a private placement of equity securities (“New Equity Issuance”) pursuant to which we raised $11.6 million through the sale of 2,046,000 shares of our common stock and five-year warrants to purchase an additional 1,023,000 shares of common stock (“New Equity Warrants”).

The securities were sold to a group of accredited investors, including certain officers and directors of the Company, in reliance on an exemption from the registration requirements of the Securities Act of 1933. Investors, other than Company officers and directors, paid $5.67 per share, including a warrant for one-half share, which was the average of the closing bid prices of our common stock for the five-day trading period from May 26, 2005, through June 2, 2005. Company officers and directors paid $6.285 per share, (including a warrant for one-half share) which was the closing bid price for our common stock on August 4, 2005, plus $0.085. The New Equity Warrants are exercisable at a price of $8.00 per share, may be exercised at any time after February 5, 2006, will expire on August 5, 2010 and are subject to anti-dilution provisions that could result in the reduction of the per share exercise price and an increase in the number of shares under certain conditions, provided however that the exercise price cannot be reduced below $6.20 per share without prior shareholder approval.

The New Equity Warrants issued in connection with the New Equity Issuance required analysis in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). EITF 00-19 specifies the conditions which must be met in order to classify warrants issued in a company’s own stock as either equity or as a derivative liability. Evaluation of these conditions under EITF 00-19 resulted in the determination that the New Equity Warrants are classified as a derivative liability. The warrants were therefore valued using a Black-Scholes option pricing model, resulting in a total valuation of $2.4 million as of August 5, 2005 (the date of issuance) and recorded as a reduction to additional paid-in capital from the total New Equity Issuance proceeds received and recorded as a component of accrued liabilities as of September 30, 2005. The valuation of the New Equity Warrants was determined using a Black-Scholes option pricing model using the following assumptions: expected dividend yield of 0.0%, expected stock price volatility of 45.9%, risk free interest rate of 4.24% and a remaining contractual life of 5.0 years.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

In accordance with EITF 00-19, warrants which are determined to be classified as derivative liabilities are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. We valued all warrant derivative liabilities as of September 30, 2005 using a Black-Scholes option pricing model using the following assumptions: expected dividend yield of 0.0%, expected stock price volatility ranging from 43.1% to 46.7%, risk free interest rate ranging from 4.03% to 4.05% and a remaining contractual life ranging from 4.25 years to 4.83 years. Due primarily to the increase in our stock price from $6.50 at June 30, 2005 to $9.72 at September 30, 2005, the valuation conducted as of September 30, 2005 resulted in a non-cash loss of $3.5 million for the three and nine month periods ended September 30, 2005, with a corresponding increase in the warrant derivative liability, which is included as a component of accrued liabilities at September 30, 2005. As of September 30, 2005, the total fair value of the warrant derivative liability is $6,920,000.

Also in connection with the New Equity Issuance, a warrant was issued to a financial advisor to purchase 25,409 shares of our common stock, after an anti-dilution adjustment, as compensation for advisor services. The exercise price of this warrant is $8.56 per share. The warrant may be exercised at any time after issuance and will expire on December 31, 2009. The warrant was valued using a Black-Scholes option pricing model, resulting in a total valuation of $48,000 and was recorded as a reduction to additional paid-in capital from the proceeds received and recorded as a component of accrued liabilities as of September 30, 2005. The valuation of this advisor warrant issued was determined using a Black-Scholes option pricing model using the following assumptions: expected dividend yield of 0.0%, expected stock price volatility of 45.0%, risk free interest rate of 3.79% and a remaining contractual life of 4.4 years. Also reducing additional paid-in capital from the proceeds received of $11.6 million were direct equity issuance costs totaling $312,000.

Approximately $1.1 million and $7.4 million of the proceeds from the New Equity Issuance were used to pay down the Term Loan and the Revolving Credit Loan, respectively. The balance is to be used for working capital.

Concurrently with the closing of the New Equity Issuance, our Senior Lender amended certain financial covenants in the New Credit Facility and waived any prior non-compliance with such covenants and we also amended and restated our $25.0 million Note to increase the principal amount to $25.9 million (Note 4).

In connection with the New Equity Issuance, we agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased, shares issuable upon conversion of the Note, and shares issuable upon exercise of all warrants. We further agreed to make the registration statement effective within ninety days of the transaction closing date to avoid additional penalties as detailed in the First Amendment and Restated Registration Rights Agreement (Note 8).

6) Stock Options Plans

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, “Accounting for Stock-Based Compensation”—as amended, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123,

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

as amended. The following table illustrates the effect on net loss and basic and diluted loss per common share if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Nine Months Ended September 30,
	2005	2004
Net loss
As reported	$(12,132,000)	$(6,581,000)
Deduct stock-based compensation expense determined under fair-value based method, net of tax	(306,000)	(314,000)

Pro forma	$(12,438,000)	$(6,895,000)

Basic and diluted loss per common share
As reported	$(0.80)	$(0.48)
Pro forma	$(0.82)	$(0.50)

The per share weighted-average fair value of stock options granted during the three month period ended September 30, 2005 was $3.01. There were no stock options granted during the three months ended September 30, 2004. The per share weighted-average fair value of stock options granted during the nine months ended September 30, 2005 and 2004 were $3.11 and $3.84, respectively. The fair value of stock options on the date of grant was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Nine Months Ended September 30,
	2005	2004
Expected dividend yield	0%	0%
Average risk-free interest rate	3.9%	3.2%
Volatility factor	42.05%	57.7%
Expected life	4 years	4 years

7) Liquidity

We have experienced net losses and negative operating cash flows during the three and nine month periods ended September 30, 2005. To continue to fund our working capital, capital expenditures and debt service requirements for the next twelve months will require improvements in our operating results and operating cash flow. We are currently in discussions with our Senior Lender to amend the financial covenants in our New Credit Facility to reflect the prior losses and new financial projections. We are aggressively pursuing improvements in our cash flow and operating results, including specific steps directed at conserving cash, increasing margins and reducing costs. Although management believes that its efforts will succeed in enabling us to meet our cash requirements and improve our financial position, there can be no assurances that we will be successful.

8) Subsequent Events

In connection with the the New Equity Issuance transaction, we agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased, shares issuable upon conversion of the Note, and shares issuable upon exercise of all warrants. We further agreed to make the registration statement effective within ninety days of the transaction closing date to avoid additional penalties as detailed in the First

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2005

Amendment and Restated Registration Rights Agreement. We failed to make the registration statement effective within the required ninety day period. This failure has arisen due to final resolution of some remaining registration statement comments by the Securities and Exchange Commission (“SEC”). However, on November 9, 2005, we were granted a two week extension to file an effective registration statement with the SEC by November 23, 2005. Therefore, if we fail to file an effective registration statement with the SEC by November 23, 2005, effective on November 24, 2005, unless another requested waiver is granted, we may incur a $375,000 penalty and continue to accrue penalties at the rate of approximately $25,000 per day until the registration statement becomes effective. We are working as quickly as possible with the SEC to resolve the outstanding issue surrounding the effectiveness of the registration statement.